

FY 2023 **Annual Report**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from____ to____
Commission file number: 001-41065

Braze, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**45-2505271**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

330 West 34th Street, Floor 18
New York, New York 10001
(Address of principal executive offices, including zip code)

(609) 964-0585
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BRZE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the registrant's shares of Class A common stock as reported by The Nasdaq Global Select Market on July 31, 2022 was approximately $2.4 billion.

At March 24, 2023, there were 61,842,578 shares of the registrant's Class A common stock and 34,389,453 shares of the registrant's Class B common stock, each with a par value of $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2023.

Braze, Inc.

Annual Report on Form 10-K

For the Fiscal Year Ended January 31, 2023

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will" or "would" or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- the anticipated effects of unstable market and economic conditions that may have serious adverse consequences on our business, financial condition and share price;
- our expectations regarding our revenue and the timing of revenue recognition under our customer contracts, expenses and other operating results;
- our ability to acquire new customers and successfully retain existing customers;
- our ability to increase usage of our platform and upsell and cross-sell additional products;
- our ability to achieve or sustain our profitability;
- future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;
- the costs and success of our marketing efforts, and our ability to promote our brand;
- our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;
- our growth strategies for our platform and our ability to effectively manage our growth, including any international expansion;
- the estimated addressable market opportunity for our platform;
- our ability to protect and enforce our intellectual property rights and any costs associated therewith;
- the anticipated impact of domestic and global socioeconomic events on our business, including the effects of (1) global and domestic disruptions, such as the COVID-19 pandemic, the emergence of new variant strains of COVID-19 or any future similar pandemic and any uncertainties related to the recovery therefrom, (2) international conflicts that may impact international trade and global economic performance, such as the ongoing conflict between Russia and Ukraine, and (3) macroeconomic trends and instability among financial institutions that impact us and our customers;
- our ability to compete effectively with existing competitors and new market entrants; and
- the size and growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K and are inherently uncertain. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Unless the context otherwise indicates, references in this Annual Report on Form 10-K to the terms "Braze," "the Company," "we," "our," and "us" refer to Braze, Inc. and its subsidiaries.

"Braze" "Braze Currents," "Braze Alloys," "Braze Classification," "Braze Teams," "Braze Cares" and other trade names and trademarks of ours appearing in this Annual Report on Form 10-K are our property. This Annual Report on Form 10-K contains trade names and trademarks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies' trade names or trademarks to imply an endorsement or sponsorship of us by such companies, or any relationship with any of these companies.

We may announce material business and financial information to our investors using our investor relations website (www.investors.braze.com). We therefore encourage investors and others interested in Braze to review the information that we make available on our website, in addition to following our filings with the Securities and Exchange Commission, or the SEC, webcasts, press releases and conference calls. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

PART I

Item 1. Business

Mission

Our mission is to forge human connections between consumers and the brands they love through relevant and memorable experiences.

Overview

Braze is a leading comprehensive customer engagement platform that powers customer-centric interactions between consumers and brands. Customer Engagement is an emerging category of business activity and software which we define as the full set of activities that companies use to build and maintain direct, meaningful relationships with their customers. Our platform empowers brands to listen to their customers better, understand them more deeply, and act on that understanding in a way that is human and personal. As of January 2023, 1,770 customers around the world trusted Braze to power their cross-channel customer engagement strategies. In January 2023, our platform enabled interactions with 4.8 billion monthly active users via our customers' apps, websites, and other digital interfaces, up from 3.7 billion in January 2022. In fiscal year 2023 alone, we processed over 13 trillion consumer-generated data points on our platform, and through our platform, our customers sent approximately 2.2 trillion messages to their consumers.

Over the last decade, as individuals and as consumers, our bond with technology has strengthened immensely. We have welcomed more and more digital services and products into our lives and integrated them into nearly every activity we take part in. Braze was founded in 2011 in response to the stepchange in human history ushered in by the "smartphone", where we began to become significantly more connected to each other and to the products and services that brands compete to sell to us. Today, consumers interact with many brands across a myriad of digital and physical touchpoints. The data generated from digital experiences and the increased number of consumer touchpoints have provided brands with new opportunities to reach customers and personalize brand experiences, but it has also increased consumer expectations for highly relevant, personalized, and seamless cross-channel interactions. These trends have put competitive pressure on brands and led even traditional enterprises to increase their focus and investment on customer experience. Brands have evolved to create engagement opportunities with customers through the use of customer engagement software, increasing the use of first-party data and making those first-party relationships actionable in a way that helps differentiate them from their competition, while forming lasting customer relationships that can increase brand loyalty and customer value over time. This can be as simple as capturing a user's music or show preferences and alerting that user to similar new content on a media streaming service, or as advanced as using predictive AI to accompany a customer throughout their new user journey, each of which can create a lifelong attachment to the brand.

Most cross-channel marketing automation platforms available today approach customer engagement on a channel-by-channel basis, which creates disjointed customer experiences and diminishes customer loyalty. We built Braze as a true customer engagement platform on the premise that brands must create personal and human connections with consumers through the consistent delivery of positive customer experiences in order to foster long-lasting customer relationships. Using our platform, brands ingest and process customer data in real time and then orchestrate and optimize contextually relevant, marketing campaigns across multiple channels. Our platform avoids the data and engagement silos that marketing point solutions create, so that each touchpoint across channels and platforms is aware of other engagement events and can react to that activity in real time.

In addition to avoiding siloed channels and data, our platform empowers real-time engagement between brands and their customers. The real-time nature of the interactions we enable is crucial, and is made possible by our proprietary, enterprise-grade stream processing architecture. This architecture receives, contextualizes, and responds to first-party customer data in the moment. We have designed it to listen like a human would, process new information in context, and react instantaneously, enabling marketers to run engagement campaigns and messaging that feel relevant and personal.

Braze also unleashes the power of interdisciplinary teams by serving numerous stakeholders beyond traditional marketers, including product and engineering teams, business intelligence, and data engineering teams. Our platform produces valuable data that informs decisions and actions across customer engagement strategies. Our engagement capabilities transcend marketing use cases, often being used for product or transactional use cases that facilitate or enhance the consumer's experience with the brand or product. As a result, Braze is often a critical part of our customers' communications infrastructure.

Our platform is also designed to serve the needs of customers across sizes, stages of growth, industries, and geographies. Our customers include many established global enterprises and leading technology innovators. We employ a land-and-expand business model centered around offering products that are easy to adopt and have a rapid time to value. We expand our reach within existing customers when our customers add new channels, purchase additional subscription products, implement new engagement strategies, or onboard new business units and geographies. We also grow as our customers grow because our pricing is based in large part on the number of consumers that our customers reach and the volume of messages our customers send.

A key aspect of Braze's differentiation is that we offer a platform, not a point solution, that gives brands an end-to-end solution for achieving their customer engagement goals, not just a tool to send messages. We vertically integrate our data ingestion, orchestration, classification, and personalization capabilities, so coordinating between them is simple and fast. Meanwhile, we abstract away the particulars of disparate data sources and the vagaries of the many messaging channels we support, so that when marketers implement their customer engagement strategies in Braze, they can maintain a customer-centric mindset – focused on the intersection of the goals of their brand with the needs of the consumer, not the complexity of data integrations or siloed message channels. This also provides consistency across Braze's classification, orchestration, and personalization feature set, making it easier for our customers to expand across channels, and allowing our R&D investments into areas like predictive intelligence or Braze's Canvas Flow visual development environment to deliver broad impact quickly and efficiently.

Within the orchestration layer, we enable marketers to easily design, visualize, and launch customer journeys utilizing Canvas Flow, our proprietary, no-code journey orchestration tool. With Canvas Flow's comprehensive journey testing, marketers can also test, implement, and optimize the most effective channels, cadence, frequency, messaging, or creative elements from a single tool. As the usability of Canvas Flow has improved over time, we have observed that more and more customer communication and engagement workloads have shifted to it, which we believe cements Braze in our customers' technology ecosystems.

We support interactions across both in-product and out-of-product messaging channels. Today, our messaging channels consist of in-app messages (including in-product messaging to apps on connected TV platforms), in-browser messages, surveys, mobile and web push notifications, email, SMS and MMS messages, WhatsApp messaging, webhooks, Facebook and Google audience sync, and Content Cards – which are similar to a content-rich and personalized notification inbox. The flexibility of our platform also allows us to add new channels quickly and efficiently as they become relevant to our customers. In the past year, we have launched general availability for WhatsApp messaging, as well as early access to TikTok audience sync for certain customers on our platform.

We enable brands to easily integrate our platform with both in-house technical infrastructure and our expanding partner ecosystem of best-in-class technologies. For instance, in late fiscal year 2023 we introduced Braze Cloud Data Ingestion, which allows our customers to set up a direct connection between their data warehouses or platforms and Braze to automatically sync relevant user attributes, events, and purchases. Once synced to Braze through Cloud Data Ingestion, this data can be imported into any layer of our platform and can be leveraged for use cases such as personalization or segmentation. Customers can also use Braze Currents to stream data in real time to those systems, which increases the return on our customers' other technology investments. We support direct integrations with cloud data service providers such as Snowflake, customer data management platforms such as Rudderstack, analytic solutions such as Amplitude, and other components of the modern marketing technology ecosystem.

Our Competitive Strengths

Cross-Channel Approach, Enabling Customer-Centric Experiences

Our cross-channel engagement approach enables customer-centric experiences. We build a more timely, contextual, and complete picture of the customer and draw real-time insights from data flow to inform strategy and drive execution. This fosters a more cohesive messaging and brand engagement experience across all channels, allowing brands to deploy the right communication and engagement messaging through channels based on a channel's strengths and proven customer preferences.

Our architecture ensures that our capabilities can be used across all of our channels, maximizing the impact of new feature development. This is particularly valuable for the investments we have and will continue to make in artificial intelligence and machine learning features, such as predictive audience targeting, AI copywriting assistance, and automatic multivariate testing and optimization, which are designed to reduce the amount of manual time that marketers dedicate to building and executing customer engagement campaigns, thereby improving overall results without additional effort. Additionally, when we add new channels, they immediately benefit from all of the existing functionality that we have already built, which makes them fully featured and robust from the outset. This means that these new channels, such as the launch of SMS and WhatsApp messaging, can compete against existing point solutions at launch and reach scale more quickly.

Because Braze offers a true end-to-end customer engagement platform, and not a point solution, marketers benefit from the applicability of features across all channels. Combined with our intuitive user interface, this allows our customers to quickly and easily construct cross-channel consumer journeys without the need to learn different skills for each channel, making it easier for them to grow with Braze over time. This is accomplished without sacrificing the unique qualities and capabilities associated with each individual channel that we support.

Data Streaming Architecture Processes First-Party Data in Real Time

The real-time nature of the interactions we enable is made possible by our proprietary, enterprise-grade stream processing architecture. This architecture receives, contextualizes and reacts to first-party customer data in the moment. Our platform allows for high-volume, continuous streaming of user data to be processed in real time, providing a live understanding of the many interactions that consumers are having with a brand. Unlike batch processing, where data is processed only when a specific time or threshold is hit, our data streaming architecture processes each unit of data as it is created. Real-time data processing enhances messaging relevance, in contrast to batch processing, where delayed data processing often leads to irrelevant messages and frustrated consumers.

We not only process data but also create analytical data. When a consumer interacts with any messaging channel that Braze delivers, or any of the brand's digital products or services that have been integrated with an embedded Braze software development kit (SDK), that consumer generates data that is processed and contextualized with existing user data models in real time. This allows marketers to better understand consumer behavior and associate specific content or messaging with in-product engagement, providing further context that can be leveraged for deeper engagement.

Global, High Performance at Scale

As brands continue to grow, transform, and conduct more of their business digitally, they need a customer engagement platform that scales with them. In January 2023, our platform enabled interactions with 4.8 billion monthly active users via our customers' apps, websites, and other digital interfaces, up from 3.7 billion in January 2022. Our scalability distinguishes our platform from point solutions, and we can handle the biggest of enterprise needs. with highly reliable uptime. We facilitate the rapid delivery of a high volume of messages, which enables us to power a brand's highest-volume events, whether they are expected, like Black Friday, or unexpected events or scenarios.

The depth and breadth of our business footprint around the world offers always-on support and local market expertise, which we view as a differentiator as organizations become more global. Braze has customers in over 60 countries and an operational presence in Canada, France, Germany, Japan, Singapore, the United Kingdom, and the United States.

Rapid Time to Value Across the Organization

While for many brands the marketing organization has traditionally owned the responsibility for customer engagement, cross-functional collaboration enhances the experience for the customer and improves the return on investment for the marketing organization. For brands that take a collaborative approach, marketing teams work hand-in-hand with data, product and engineering teams to optimize customer engagement.

Our platform's ease of use and seamless integration into existing technologies, coupled with the high value data and insights that it generates, enables brands to develop and run campaigns that meet their strategic goals quickly and efficiently. Using our intuitive user interface and drag-and-drop tools like Canvas Flow, individuals across all roles and technical skill levels can design and quickly deploy multi-message, cross-channel, A/B-tested strategies, with the process of new campaign creation accelerating over time.

Braze gives teams across a company the power to imagine, create, and evolve brilliant customer experiences. When designing campaigns, marketers use our composition tools to bring new creative ideas to life across all appropriate channels and platforms. They can also leverage the strategic and creative insights of our Customer Success and Strategic Consulting teams, or find inspiration through engaging with our Braze Bonfire customer community as they brainstorm new approaches. When it comes time for execution, marketers and product engineers use Braze to orchestrate personalized experiences and directly embed them into their products. Finally, data scientists and business intelligence teams analyze data gained from marketing and lifecycle campaigns, creating a rapid experimentation loop that compounds improvements and gains over time, and helps inspire new creative ideas. We serve as the unifying thread that enables brands to draw on the strength of multiple teams working in concert to bring creative, technical and business intelligence skills together.

Seamless, Real-Time Interoperability across the Customer Engagement Technology Stack

Our open APIs support easy-to-implement integrations with an expanding selection of in-house systems, third-party technology providers, global systems integrators, and our formal technology partners, which we refer to as Braze Alloys. These integrations and partnerships allow customers to easily expand to messaging channels Braze may not offer native support for, easily import and export data to and from a wide variety of sources, or provide specialized services that speed integration and time to value.

Our seamless integrations with technology partners not only enrich the consumer insights collected by our platform, but also increase the return on other technology investments by allowing other systems and tools to benefit from or add to the data and insights collected by our platform.

For example, a food delivery app may combine a consumer's food preferences with weather data to either send a campaign to encourage a consumer to order-in their favorite foods when a blizzard is forecasted or skip the "order-in tonight" discount on days when the weather is sunny. A retailer might reach out to a consumer when a favorite article of clothing goes on sale after confirming with their inventory management technology that the particular article of clothing is in stock in the consumer's size and color preference. These and other integrations provide an opportunity for our customers to further build the personalized brand relationships that consumers desire.

Customer Engagement Expertise and Highly Engaged Community

When brands partner with us, they get access to strategic and technical advice from our experts and from a community of like-minded, forward-thinking marketers and product leaders.

We provide a number of resources to help brands design effective marketing strategies and use our platform to its maximum capability, including customer success and technical support teams, documentation library, and interactive online learning paths and certification courses, such as Braze Certified Practitioners, Marketers, or Administrators. Braze Bonfire, our virtual, global customer community, includes thousands of individuals across a wide spectrum of industries, business sizes, and roles. As of January 31, 2023, over 7,000 community members use Braze Bonfire to exchange growth marketing and lifecycle marketing best practices, to give direct feedback to our product and engineering teams and to attend events, engage in professional networking, and explore career growth opportunities.

Growth Strategy

The principal components of our growth strategy are:

- ***Acquire new customers:*** We intend to continue to expand our customer base in verticals where we already have a strong presence, such as retail, eCommerce, media, entertainment, and on-demand services, and to increase our presence in verticals where we are not yet strongly represented. Through our sales and marketing efforts, we plan to capitalize on the ongoing digital transformation in regulated industries like healthcare and financial services to further propel adoption of our technology.

- ***Expand within our existing customer base:*** We believe we can achieve significant growth by expanding sales within our existing customer base. We expand the use of our platform with existing customers by, among others, adding new channels and increasing the messaging volume we sell to our customers as their businesses and needs continue to grow and as they connect directly with additional consumers, which in turn leads to a need for greater messaging capacity. We also anticipate that as more customers reach higher levels of digital sophistication, they will invest in additional data streaming and data management capabilities. We see an opportunity within our customers' organizations to create new use cases for our platform as they broaden the use of our platform beyond the traditional marketing team, as marketers become more technically savvy, as technologists work more closely with marketing teams, and as data scientists become more influential within their organizations. Given that many of our customers are multinational conglomerates, we also see the opportunity to further penetrate our existing customer base by expanding to new brands and new geographies within those existing customer organizations.

- *Expand geographically:* We believe there is a significant opportunity to continue to expand usage of our platform outside the United States, both by expanding our presence in international markets where we operate today and by entering markets we have not yet penetrated. For instance, we have recently expanded our global footprint to include Canada and France. We expect to increase market penetration in regions like Europe and Asia-Pacific and to further capitalize on the greenfield opportunity in regions such as Latin America.

- *Expand our technology leadership through continued investment and new products:* We are focused on investing in research and development to continue to enhance our platform. For example, we continue to develop our artificial intelligence capabilities to enable brands to better analyze and act on customer data. We believe our market-driven product development approach maximizes the return on new feature development and channel expansion. Our customers consistently volunteer to participate in the testing of new products, which indicates their appetite for new and innovative functionality. We believe our continued innovation will provide new avenues for growth through which we will continue to deliver differentiated outcomes for our customers.

- *Continue to increase and strengthen our partnerships:* We have built and plan to continue investing in direct integrations with technology partners that augment our core offering with a broad range of complementary offerings, including data augmentation and enrichment, analytics, and channel extensions. We are also expanding our relationships with the ecosystem of solution partners, marketing agencies, consultancies, and global system integrators that offer opportunities for new customer referrals.

Our Products

We offer a single, vertically integrated platform that encompasses the major functionalities, or layers, required for modern customer engagement: data ingestion, classification, orchestration, personalization, and action.

Data Ingestion

- **Braze SDKs:** The primary way in which customers integrate our platform into their websites and applications is via our SDKs. SDKs are software libraries that reside within our customers' applications or websites, automatically managing data ingestion and the delivery of mobile and web notifications, in-application / in-browser interstitial messages, and Content Cards. Our SDKs can be integrated into a wide variety of digital interfaces including iOS, Android, Desktop / Mobile Web, connected TVs, the Unity and Unreal game engines, and application development frameworks such as React Native and Cordova. By embedding new messaging capabilities directly in our SDKs, we can rapidly deploy new functionality to our customers, with little to no additional effort on their part.

- **REST API:** The majority of our customers also integrate via connecting to server-to-server APIs. The Braze REST API can be used to import or export data or to trigger workflows between Braze and brands' existing technology stacks. For example, customers can send messages using Braze within internal business processes or connect Braze to third-party services such as customer data platforms or attribution providers.

- **Partner Cohort Syncing:** Brands can sync user cohorts from partners such as Amplitude or Mixpanel to our platform. They can then use membership in these user cohorts as additional criteria in the Braze Classification layer.

- **Braze Cloud Data Ingestion:** Braze Cloud Data Ingestion enables brands to quickly set up a direct connection from a data warehouse to Braze in order to sync relevant user attributes, events, and purchases. This enables brands to harness the bulk of their customer data to perform deeper levels of segmentation, message triggering, and personalization without the need to maintain complex data pipelines. In 2022, we announced early access to our turnkey integration with Snowflake, and we anticipate expanding this integration to additional data warehouses in the near term.

Classification

- **Segmentation:** Customers can define reusable segments of consumers based upon attributes, events, user behaviors, or predictive propensity scores from our machine learning algorithms. Braze Segments are updated in real-time as data is ingested, allowing them to stay up-to-date with the latest data inputs.

- **Segment Insights:** Segment Insights allows customers to analyze how segments are performing relative to each other across a set of pre-selected key performance indicators. Additionally, customers can use this tool to understand the factors that determine which consumers belong to a particular segment.

- **Predictive Suite:** Our Predictive Suite allows customers to identify groups of consumers that are of critical business value such as "consumers who are likely to churn." Our platform uses machine learning to automatically identify consumers who have a propensity to behave similarly to the identified audience, allowing customers to preemptively engage these consumers and thereby encourage or discourage their predicted behaviors.

Orchestration

- **Canvas Flow:** Canvas Flow is our flagship orchestration tool, allowing customers to create journeys, mapping out multi-step, cross-channel messaging experiences such as onboarding flows, nurture campaigns, win-back strategies, and more. Canvases are designed to be flexible and real-time, able to execute nearly any digital marketing campaign strategy that customers can envision. Canvas Flow is natively cross-channel and customers use it to design and execute strategies that span all of the platforms and channels that our platform supports. Using Canvas Flow, customers can create multiple variants of a journey and automatically optimize customer journeys based on the performance of the variants.

- **Campaigns:** Campaigns allow customers to send one set of single-channel or multi-channel messages to be delivered to customers in a particular user segment. Campaigns can be one-time or recurring sends that are delivered on a time-based schedule, or can be sent in response to a user's actions, or triggered by an API call. Campaigns support all of Braze's messaging channels and offer experimentation such as A/B testing.

- **Event and API Triggering:** Messages, steps within a Canvas Flow, or entire Canvas flows can be triggered in a variety of ways, such as when events of a certain type are received or when API calls are initiated from our customers' servers.

- **Frequency Capping and Rate Limiting:** Customers can limit the number of messages sent from the platform by capping the frequency of message type (e.g., no more than three push notifications per week or no more than one promotional email per day), or by limiting the speed at which our platform sends messages (e.g., no more than 10,000 messages per minute).

- **Intelligent Selection:** Our platform can automatically run a multi-armed bandit optimization to improve the outcomes of a recurring Canvas Flow or Campaign. Consumers can traverse different Canvas Flow paths or receive different Campaign variations in a manner designed to maximize the total number of conversions.

- **Personalized Variant**: Braze sends each user the campaign variant they're most likely to engage with by analyzing how users with similar profiles respond to each variant in an initial A/B test.

- **Reporting and Analytics:** We provide a variety of analytics features to help our customers understand and improve their customer engagement strategies:

  - *Campaign and Canvas Flow Analytics:* Our platform provides analytics breakdowns for all Campaigns and Canvases, including tracking conversion rates. Customers can create multiple variants and results can be compared statistically against one another or a control.

  - *Funnel and Retention Reports:* Customers can analyze the retention uplift caused by a messaging strategy, or create and analyze funnels of actions that were taken by consumers after receiving a message.

  - *Predictive Suite:* The Braze Predictive Suite enables brands to use machine learning to determine what customers are likely to purchase and/or churn without any engineering resources. Predictive Churn and Predictive Purchases are customizable, on-demand predictive models brands can create in minutes to effectively leverage and act on data seamlessly within the Braze platform.

  - *Report Builder:* Customers can create custom reports to analyze the total uplift and aggregate statistics from their usage of our platform.

  - *Global Holdout Groups:* To allow customers to isolate the impact of their marketing efforts, customers can create global holdout groups, consisting of consumers who should only receive a subset of critical communications from the customer (e.g., password reset emails) and otherwise be held out from all communication. Lifetime value of this holdout group can be easily compared against that of consumers who received the full suite of Braze engagement.

Personalization

- **Liquid Templating:** Customers can personalize messages using the Liquid Templating language to inject personalized content into their messages. Our platform allows customers to flexibly utilize a wide variety of data in this templating

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process, including data ingested and stored on consumer profiles, as well as contextual data, such as properties of a consumer action that triggered a message flow. Personalization options include use cases such as listing a set of consumer-specific recommendations or creating sophisticated if/else logic inside of a message to conditionally determine what content to deliver.

- **Connected Content:** Customers can connect to remote servers (including both third-party partners and first-party customer-owned endpoints) and pull back data for advanced personalization use cases. For example, customers can personalize messages on a one-to-one basis by connecting to a recommendation engine or modify messages to a user based upon the current weather at the user's location.

- **Content Blocks:** Customers can store and reuse blocks of content (including Liquid Templating content) which can be used across multiple messages. Content Blocks can also be updated and managed via API, extending their functionality and connecting them to customer data sources dynamically.

- **Intelligent Timing:** Our platform will automatically calculate when consumers are most likely to engage with a particular messaging channel, and can send messages to consumers at the time that is optimal for them based upon their behavior patterns for a particular channel.

- **Promotion Codes:** Customers can store promotion codes within the platform, and use them to serve unique, one-time use promotional coupon codes to consumers.

Action

- **In-Product Messaging:**

  - *In-App and In-Browser Messages:* Our platform offers a variety of interstitial messages that can be added to mobile applications and web browsers for engagement use cases – ranging from reminders, confirmation dialogs, promotions, surveys, and more. These in-experience messages can be built from templates using our drag and drop editor or built from scratch with nearly infinite customizability.

  - *Content Cards:* In addition to ephemeral messages, we offer Content Cards, a proprietary Braze product where a personalized feed of user-controllable content is embedded directly into applications and browsers for persistent viewing.

- **Out-of-Product Messaging:**

  - *Push Notifications:* Our platform provides robust push notification messaging capabilities across both mobile and web. In addition to supporting push notifications on all major platforms, we have released advanced functionality such as Push Stories (paginated image carousels within notifications) to increase the power and flexibility of the channel.

  - *Email:* Our platform provides a full suite of email engagement technology, including email template editing and management with a drag and drop editor, link tracking and heatmap analytics, email preference centers, and seed lists. We also support advanced email content types, such as Accelerated Mobile Pages, which enables marketers to embed interactive elements.

  - *SMS and MMS:* Our platform offers a native product for SMS and MMS messaging. In addition to sending messages via the SMS and MMS protocols, customers can manage links and analytics and respond to inbound keyword responses with an automated follow-up message.

  - *Ad Network Integrations:* Using Braze Audience Sync with Facebook, TikTok or Google, brands can sync user data from Braze to Facebook Custom Audiences, TikTok Custom Audiences, and Google Display Network to deliver advertisements outside the Braze platform based upon behavioral triggers, segmentation and more.

  - *WhatsApp Integration:* Our platform is directly integrated with the WhatsApp Cloud API, making it easy to natively compose and orchestrate two-way messages as part of any cross-channel campaign in Braze.

- **Webhooks:** Our platform offers flexible webhooks, allowing customers to connect Braze to any external application via outbound web requests, using all of the targeting and templating mechanisms available on other channels. Customers can use webhooks for utility purposes (such as messaging to their own servers) as well as to build

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integrations with other third-party partner systems, such as to direct email providers, extending the range and utility of our platform.

- **Transactional Messaging:** We offer an optional premium service with even higher speed and reliability guarantees for critical use cases.

- **Braze Currents:** All data sent to and generated by our platform can be exported to a range of partner systems. These systems include data storage partners such as Microsoft Azure, Amazon Web Services, and Google Cloud; Customer Data Platforms such as Segment, mParticle and Tealium; and analytics providers such as Amplitude and Mixpanel. Braze Currents can also export data to generic web endpoints for maximum flexibility. Customers can use these integrations to leverage their Braze data elsewhere within their technology ecosystem, thereby enabling tighter collaboration between marketing/growth teams and their partners in business intelligence or engineering.

- **Snowflake Data Sharing:** Alongside Braze Currents, data tracked and stored within our platform can also be accessed directly via our partnership with Snowflake using Snowflake's Data Sharing mechanism.

  In addition, we provide several features for general management of our platform designed to allow customers of all sizes to maximize their efficiency:

- **Activity Logs:** we provide activity logs for major actions that occur in our platform, and changelogs for updates to objects such as Campaigns, Segments, or Canvases on our dashboard. These logs allow customers to troubleshoot their integrations and audit their team's activities on the platform.

- **Media Library:** we offer a media library consisting of images that can be stored and reused in messages across the entire platform.

- **User Permissions:** we provide a complete set of Role-Based Access Controls to allow large global teams to manage our platform effectively. In addition to these Role-Based Access Control mechanisms, we offer Braze Teams, which allows customers to break their consumer base into segments based on the consumer's country, language, or a custom attribute. With Braze Teams, customers can create groups to manage individual regions or subsets of their businesses while restricting their ability to view or manage data outside of their assigned region.

Our Competition

The market for customer engagement solutions is evolving and highly competitive. There are several established and emerging competitors that address specific aspects of customer engagement, but we believe that none of our competitors currently offer comparable comprehensive customer engagement solutions. We face intense competition from software companies that offer marketing solutions, such as legacy marketing clouds like Adobe and Salesforce, and point solutions like Airship, Iterable, Leanplum (Clevertap), MailChimp (Intuit) and MoEngage.

Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages, such as greater name recognition, longer operating histories, larger sales and marketing budgets and resources, greater customer support resources, lower labor and development costs, larger and more mature intellectual property portfolios and substantially greater financial, technical and other resources than we do. In addition, our competitors may have an advantage in markets where our policies regarding the use of customer data are more restrictive than local laws, regulations, policies and standards. For example, competitors willing to sell customer data in markets where such activity is permissible may have a pricing advantage over us in such markets. Additionally, to the extent there is a sustained general economic downturn, our customers and potential customers may experience delays and reductions in general customer engagement technology spending. As a result, our competitors may respond to market conditions by lowering prices and attempting to lure away our current and potential customers. With the introduction of new technologies and the entry of new competitors into the market, we expect competition to persist and intensify in the future. In addition, recently, there has been significant merger and acquisition activity among our competitors, including the acquisition of MailChimp by Intuit and the acquisition of Leanplum by CleverTap. Continued merger and acquisition activity in the technology industry could increase the likelihood that we compete with other large technology companies. This could harm our ability to increase sales, maintain or increase subscription renewals, and maintain our prices.

Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering among our competitors or continuing market consolidation. Some of our larger competitors also have substantially broader product lines and market focus and therefore may not be as susceptible to downturns in a particular market. New start-up companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with one or more of our platform offerings. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers in complementary categories, or other parties. Competitors may also consolidate with existing partners that we rely on, and as a result we could lose such partnerships. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, a loss of market share or a smaller addressable share of the market and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete.

Some of our larger competitors use their broader product offerings to compete with us, bundling their competitive products with other products being purchased from that company by a customer or closing access to their technology platform, thereby making it more difficult for customers to integrate. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. Furthermore, potential customers may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our platform and offerings. These competitive pressures in our market, or our failure to compete effectively, may result in price reductions, fewer sales, reduced revenue and gross margins, increased net losses and loss of, or failure to expand, our market share.

Sales and Marketing

We sell subscriptions to our platform primarily through a direct sales force with primary operations in Austin, Berlin, Chicago, London, New York City, Paris, San Francisco, Singapore, and Tokyo. Our team of account executives is responsible for selling to new customers as well as existing customers who may renew their subscriptions, increase the usage of our platform over time and expand the deployment of our platform across their organizations. In addition, we sell our platform through our joint venture in Japan, as well as through resellers in South Korea, Australia, and Latin America.

Our marketing activities are designed to build broad brand awareness, generate thought leadership and create demand and leads for our sales organizations within our target markets. Our marketing programs target influencers and decision makers participating in the buying cycle, including the Chief Customer Officer, Chief Digital Officer, Chief Marketing Officer, Chief Technology Officer, and other key functional marketing and technology heads. Additionally, we conduct marketing programs to engage with our customers to promote upsell and cross-sell opportunities, and we engage with industry analysts, consulting firms, marketing service providers, data and technology partners, marketing agencies and other platform partners, business and trade press and other industry experts who exert considerable influence in our market.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how and brand. We use open source software in our services.

As of January 31, 2023, we owned 23 patents and had two patent applications pending for examination in the United States and no non-U.S. patents or patent applications. The pending U.S. patent applications, if issued, would be scheduled to expire in 2040 and 2041. Our pending U.S. patent applications may not result in issued patents. As of January 31, 2023, we owned nine registered trademarks in the United States and 19 registered trademarks in various non-U.S. jurisdictions.

Although we rely on intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements, and we control and monitor access to our software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled "Risk Factors" for a more comprehensive description of risks related to our intellectual property.

Seasonality

We experience seasonality in our cost of revenue as a result of our customers' increased usage of our platform based on their business demands. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations —Seasonality" for additional information.

Security, Privacy, Data Protection and Regulatory Matters

In the ordinary course of our business, we may process personal data. We are, or may become, subject to a number of data privacy and security obligations, including federal, state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data security, data protection, rights of publicity, content regulation, intellectual property, competition, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance or other subjects. Such obligations may include, without limitation, the Federal Trade Commission Act, or the FTCA, the Telephone Consumer Protection Act of 1991, the Children's Online Privacy Protection Act of 1998, or COPPA, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights act of 2020, or the CCPA, the European Union's General Data Protection Regulation 2016/679, or the EU GDPR, the EU GDPR as it forms part of United Kingdom, or the U.K., law by virtue of section 3 of the European Union (Withdrawal) Act 2018, or the U.K. GDPR, and the ePrivacy Directive. In addition, several states within the United States have privacy laws which come into effect in 2023, namely, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act and the Utah Consumer Privacy Act.

The CCPA and EU GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance. For example, the CCPA imposes obligations on covered businesses to provide specific disclosures related to a business's collection and use of personal data and to respond to certain requests from California consumers related to their personal data (for example, requests to know of the business's personal data processing activities, to delete the individual's personal data, and to opt out of the "sale and/or sharing" of their personal information). The CCPA authorized the establishment of the California Privacy Protection Agency, or CPPA, to implement and enforce the CCPA. Also, the CCPA provides for civil penalties and a private right of action for data breaches which may include an award of statutory damages. U.S. federal and state consumer protection laws may require us to publish statements that accurately and fairly describe how we handle personal data and rights individuals may have about the way we handle their personal data.

European data privacy and security laws (including the EU GDPR and U.K. GDPR) impose significant and complex compliance obligations on entities that are subject to those laws. For example, the EU GDPR applies to any company established in the European Economic Area, or the EEA, and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes; requiring a legal basis for personal data processing; requiring the appointment of a data protection officer in certain circumstances; increasing transparency obligations to data subjects; requiring data protection impact assessments in certain circumstances; limiting the collection and retention of personal data; increasing rights for data subjects; formalizing a heightened and codified standard of data subject consents; requiring the implementation and maintenance of technical and organizational safeguards for personal data; mandating notice of certain personal data breaches to the relevant supervisory authorities and affected individuals; and mandating the appointment of representatives in the U.K. or the EU in certain circumstances.

For additional information about the laws and regulations to which we are or may become subject and about the risks to our business associated with such laws and regulations, please see the section titled "Risk Factors — Risks Related to Privacy, Data Security and Data Protection Laws."

Our Culture

We believe our culture and core values are critical to our success and have delivered tangible financial and operational benefits to our customers, employees, and stockholders. We are a mission-driven company and have designed our core values as a guiding set of principles for our employees and business.

Our core values are:

- **Take Your Seat at the Table:** Our community welcomes and respects our employees' unique talents and perspectives. We encourage employees to roll up their sleeves and join in as we build Braze together.

- **Don't Ignore Smoke:** With constant vigilance, we help each other notice issues before smoke turns to fire. When employees come to us, we celebrate the messenger and assist them however we can.

- **Shape the Future:** We believe in the positive trajectory of change. We make investments, take calculated risks and guide others down the path of our vision for the future.

- **Embrace Curiosity:** We are explorers of details and new horizons. We embrace a growth mindset and pursue our curiosities to acquire new mastery and hone existing skills.

- **Seek the Truth:** We combine intelligence with humility to challenge our assumptions and ask thoughtful questions. We make better decisions by deeply understanding our world.

- **Be a Human:** Each of us contributes to the Braze culture through our individuality. We operate with integrity, and above all else, we are kind.

Our core values were built from the ground up by our employees and represent what our employees have told us Braze means to them. Accordingly, these core values represent not only the ideals of our business, but the guiding tenets of how we operate every day, including how we communicate, how we make decisions, and how we treat our customers and our colleagues.

Diversity, Equity, and Inclusion

We believe our impact is greatest when our workforce represents the diverse and global community that we serve. Accordingly, we established our Social Impact Department in 2021 in support of our view that diversity, equity and inclusion, or DEI, efforts are integral to our success and a key part of our core values. Our DEI efforts include:

- **Hiring Practices:** We use a number of techniques focused on the achievement of a diverse workforce. For instance, we try to utilize recruitment strategies that will provide a diverse pipeline of candidates, including partnerships with affinity organizations and conferences that support underrepresented populations from which we can source talent.

- **Employee Resource Groups:** Employee resource groups (or ERGs) at Braze are employee-led and organizationally-supported groups of employees that are drawn together by shared characteristics (such as ethnicity, gender, sexual orientation, etc.) or shared interests. Participation is open to all. Our employee resource groups serve as a resource, point of connection and community for underrepresented employees and their allies, and are an important part of building and maintaining an equitable, diverse and inclusive workforce and community. ERGs provide employees with opportunities to develop leadership skills, learn about other cultures and build relationships across the company.

- **Cultural Education, Bias Mitigation and Allyship:** We provide regular programming on inclusion, cultural awareness, bias mitigation and allyship, including through partnerships with third parties. All new hires are required to participate in unconscious bias and diversity training.

We are reporting our representation in accordance with the recommendations of the Sustainability Accounting Standards Board (SASB) Disclosure TC-SI-330.3, in effect as of January 31, 2023. SASB has three classifications that include management, technical staff, and all other employees. Management is defined as anyone who manages or oversees the activities of other employees. The following table summarizes the race/ethnicity of our U.S. workforce, based upon employee self-identification:

	January 31, 2023		
	Management	**Technical**	**Non-technical**
White	63.9%	46.2%	61.4%
Asian	18.5%	32.7%	15.4%
Black or African American	4.0%	1.8%	8.2%
Hispanic or Latina/o	2.4%	4.0%	4.9%
Other[1]	5.2%	5.8%	7.7%
N/A[2]	6.0%	9.5%	2.4%

[1] "Other" includes Native American or Alaska Native, Native Hawaiian, or Pacific Islander, and "Two or More Races".

[2] "N/A" includes people who identified as "Other," in addition to not available or not disclosed.

The following table summarizes the gender of our global workforce, based upon employee self-identification:

	January 31, 2023		
	Management	**Technical**	**Non-technical**
Male	55.9%	70.7%	47.0%
Female	42.0%	24.9%	50.5%
N/A[1]	2.1%	4.4%	2.5%

[1] "N/A" includes people who have identified as genderfluid and nonbinary, in addition to not available or not disclosed.

Social, Environmental, and Community Initiatives

Our core values not only express how we drive our business, but they also reflect how we seek to support the communities of which we are a part. To support this, we have established a Social Impact Department with the goal of using our technology, ecosystem, and people to advance equitable growth, accelerate science-based climate solutions and create opportunities for underserved groups within our communities. Our Social Impact Department oversees our corporate social responsibility and DEI initiatives under the pillars of equity, community, education, and environment.

We desire to improve our communities through a number of social initiatives, core among them our participation in the joint-initiative Tech for Black Founders. As part of Tech for Black Founders, our mission is to level the playing field for Black-founded businesses by providing free access to valuable technology to accelerate their growth, with the goal of increasing their chances at securing funding and building successful businesses. All companies led by one or more Black founders that have bootstrapped or raised less than $30.0 million in venture capital financing and with fewer than 100 employees are eligible for inclusion in this program. Companies that satisfy these criteria are eligible to use certain aspects of our platform and certain products for free for a year. As of January 31, 2023, we have provided 18 companies with free access to our platform through this initiative.

In November 2022, we published our first ESG report, which included the results of our first materiality assessment and our first Greenhouse gas emissions footprint for the fiscal year ended January 31, 2022. We also disclosed data that aligns with the SASB for the "Software & IT Services" category. The information contained within our ESG report is not incorporated by reference into this filing.

We have established the Braze Cares initiative which focuses on our charitable giving and fostering opportunities for our employees to volunteer in their communities. During the fiscal year ended January 31, 2023, through our Braze Cares program, we and our employees have made donations of approximately $0.2 million to over 328 organizations. Our employees have also volunteered with numerous organizations worldwide as part of this program.

We have also joined the Pledge 1% movement and have reserved up to 964,647 shares of our Class A common stock, which we may donate to a donor advised fund, or DAF, over the next ten years, to fund our social impact and environmental, social, and governance initiatives. In the fiscal year ended January 31, 2023, we transferred our first tranche of stock to our DAF, totaling 96,465 shares. We may also donate our time and technology, in addition to our equity and financial resources, to support our social responsibility and community initiatives.

Human Capital

As a technology company, our employees are our most valuable resource. We are led by a diverse, global, and talented team of software developers and subject matter experts who seek to understand our customers' challenges and are dedicated to tackling them.

As of January 31, 2023, we had a total of 1,501 full-time employees. We have not experienced any work stoppages, and we consider our relations with our employees to be good. We offer employees a variety of professional development opportunities and encourage a performance-driven environment. We have focused on creating a robust culture to encourage retention and engagement. See "— Our Culture" above for additional information about our human capital management practices.

General Corporate Information

We were incorporated in Delaware in 2011. Our headquarters is located at 330 West 34th Street, Floor 18, New York, New York 10001 and our telephone number is (609) 964-0585. Our website address is www.braze.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

Other Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are filed with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at www.investors.braze.com when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risk and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the events or circumstances described in the following risk factors is realized, our business, operating results, financial condition, cash flows, and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risk Factors Summary

Our business operations are subject to numerous risks, factors and uncertainties, including those outside of our control, that could cause our actual results to be harmed, including risks regarding the following:

- Unstable market and economic conditions may have serious adverse consequences on our business, financial condition, and share price.
- Our rapid revenue growth may not be indicative of our future revenue growth. Our rapid revenue growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
- We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.
- We have a limited history operating at our current scale, and our future results of operations may fluctuate significantly due to a wide range of factors, which make it difficult to forecast our future results of operations.
- We have a history of operating losses and may not achieve or sustain profitability in the future.
- The estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
- We face intense competition, including from well-established companies that offer products that compete with ours.
- We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.
- If we are unable to attract new customers and renew existing customers, our business, financial condition and results of operations will be adversely affected.
- If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, or changing regulations, or to changing customer or consumer needs, requirements or preferences, our platform may become less competitive.
- We are substantially dependent upon customers renewing their subscriptions to, and expanding their use of, our platform to maintain and grow our revenue, which requires us to scale our platform infrastructure and business quickly enough to meet our customers' growing needs. If we are not able to grow in an efficient manner, our business, financial condition and results of operations could be harmed.
- Failure to effectively develop our sales and marketing capabilities could harm our ability to expand our customer base and achieve broader market adoption of our platform and products.
- We are dependent on a single platform, and the failure to achieve continued market acceptance of our platform could cause our results of operations to suffer.
- If our platform fails to perform properly or there are defects or disruptions in the rollout of our platform updates or enhancements, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims.
- We may need to reduce prices or change our pricing model to remain competitive.
- Our business depends on our ability to send consumer engagement messages, including email, SMS and mobile and web notifications, and any significant disruption in service with our third-party providers or on mobile operating systems could result in a loss of customers or less effective consumer-brand engagement, which could harm our business, financial condition and results of operations.
- We rely upon third-party providers of cloud-based infrastructure, including Amazon Web Services, to host our products. Any disruption in the operations of these third-party providers or limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

- We are subject to stringent and changing laws and regulations, industry standards and contractual obligations related to privacy, data security and data protection. The restrictions and costs imposed by these requirements and our actual or perceived failure to comply with them, could harm our business.
- If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers' data, our data or our platform, our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced and we may incur significant liabilities.
- Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could have a negative impact on our business.
- We employ third-party licensed software for use in or with our platform, and the inability to maintain these licenses or errors or vulnerabilities in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.
- We have identified one material weakness in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.
- The dual class structure of our common stock has the effect of concentrating voting control with our executive officers, directors and significant holders of our capital stock, which limits the ability of holders of our Class A common stock to influence the outcome of important transactions.

Risks Related to Our Growth and Capital Requirements

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the measures taken in response to the COVID-19 pandemic have been linked to inflation, the threat of an economic slowdown and extreme volatility in the capital markets. Similarly, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Continued volatility and disruptions may have adverse consequences on us or the third-parties on whom we rely. If the financial, equity or credit markets deteriorate, including as a result of the measures taken to combat inflation, volatility in the banking sector, political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefits costs. In addition, higher inflation and macroeconomic turmoil and uncertainty could also adversely affect our customers, which could reduce demand for our products and services. For instance, the financial services industry, particularly cryptocurrency exchanges that have been subject to significant turmoil in light of decreased consumer confidence in cryptocurrencies as investments and the high-profile collapse of certain exchanges, has encountered sustained and significant declines due to macroeconomic pressures. We cannot predict how this instability may impact certain of our financial services customers or their demand for our products. We were founded in 2011, but our business and revenue have grown rapidly over the last several years. As a result of our limited history operating at our current scale, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth, particularly in a softening economic environment. Recent increases in inflation, economic volatility and related increases in interest rates have affected customer spending behavior. Significant continued increases in inflation, continued economic volatility and related increases in interest rates could have a material adverse effect on our business, financial condition and results of operations. To the extent there is a sustained general economic downturn and our customer engagement platform is perceived by customers and potential customers as too costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general customer engagement technology spending. This perception has previously, and may continue to, result in an extension of our sales cycle with potential customers, thus increasing the time and cost associated with our sales process. Further, even if our customers choose to use our platform, they may nonetheless reduce their customer engagement technology spending and elect not to purchase additional products and services in the future due to budget limitations. Also, competitors may respond to market conditions by lowering prices and attempting to lure away our current and potential customers. In addition, macroeconomic uncertainty may result in an increased pace of consolidation in certain industries in which our customers operate. If this were to occur it may result in reduced overall spending on our services, particularly if our customers are acquired by organizations that do not use our services. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or the markets in which we operate worsen from present levels, our business, results of operations and financial condition could be materially and adversely affected.

Our rapid revenue growth may not be indicative of our future revenue growth. Our rapid revenue growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $355.4 million and $238.0 million for the fiscal years ended January 31, 2023 and 2022, respectively. You should not rely on our historical revenue growth as an indication of our future performance. Even if our revenue continues to increase, we expect that our annual revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on several factors, including our ability to:

- expand subscriptions for additional functionality within our platform to our existing customers;
- expand the products for and functionality of our platform and achieve market acceptance for them;
- attract new customers, particularly in verticals and organizations where we have already experienced revenue growth;
- succeed in selling our products outside the United States;
- continue to partner with existing customers to improve our platform and its products and functionality;
- keep pace with technological developments;
- price our platform subscriptions effectively;
- provide our customers with support that meets their needs;
- successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our platform; and
- increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain revenue growth, our stock price could be volatile, it may be difficult to achieve and maintain profitability, and our business, financial condition and results of operations may be adversely affected. The adverse effect on our results of operations resulting from a failure to achieve our revenue expectations may be particularly acute because of the significant research, development, marketing, sales and other expenses we expect to incur.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings, including through the public markets in our initial public offering, and sales of subscriptions to our platform. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and may require additional funds to respond to business challenges, including the need to develop new features or enhance our platform, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, including as a result of inflationary pressure and a higher interest rate environment, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, financial condition and results of operations. If we incur debt, the debt holders would have rights senior to holders of our Class A and Class B common stock to make claims on our assets, and the terms of any debt could include restrictive covenants relating to our capital raising activities and other financial and operational matters, any of which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Furthermore, if we issue equity securities, our stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock and Class B common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A common stock and diluting their interests.

We have a limited history operating at our current scale, and our future results of operations may fluctuate significantly due to a wide range of factors, which make it difficult to forecast our future results of operations.

Our results of operations may fluctuate significantly from period to period due to many factors, many of which are outside of our control, including:

- failure to execute on our growth strategies;
- the level of demand for our platform;
- the rate of renewal of subscriptions with, and extent of sales of additional subscriptions to, existing customers;
- the size, timing, duration and pricing, and other terms of our subscription agreements with existing and new customers;
- the introduction of new products and product enhancements by existing competitors or new entrants into our market, and changes in pricing for products offered by our competitors;
- network outages, security breaches and other cyber-attacks, technical difficulties with or interruptions to our platform;
- customers delaying purchasing decisions in anticipation of new developments or enhancements by us or our competitors or otherwise;
- changes in customers' budgets;

- seasonal variations related to sales and marketing and other activities, such as expenses related to our customers' increased usage of our platform and products during the fourth quarter;
- our ability to increase, retain and incentivize the strategic partners that market and sell our platform;
- the timing of growth of our business, in particular through our hiring of new employees and international expansion;
- our ability to control our operating expenses and other costs;
- our ability to hire, train and maintain our direct sales team;
- unforeseen litigation and inability to enforce, protect or defend our intellectual property, or claims of infringement by third-parties;
- the timing of our adoption of new or revised accounting pronouncements applicable to us and the impact on our results of operations;
- fluctuations in our effective tax rate; and
- general economic and political conditions, as well as economic conditions specifically affecting industries in which our customers operate.

Any one of these or other risks or uncertainties discussed elsewhere in this report or the cumulative effect of some of these factors may result in fluctuations in our revenue, results of operations and cash flows, meaning that quarter-to-quarter comparisons of our revenue, results of operations and cash flows may not necessarily be indicative of our future performance, may cause us to miss our guidance and analyst expectations and may cause the price of our Class A common stock to decline. Additionally, if our assumptions regarding these risks and uncertainties are incorrect or change, including as a result of (1) global and domestic disruptions, such as the COVID-19 pandemic, the emergence of new variant strains of COVID-19 or any future similar pandemic and any uncertainties related to the recovery therefrom, (2) international conflicts that may impact international trade and global economic performance, such as the ongoing conflict between Russia and Ukraine and the related economic sanctions imposed by the United States and its trading partners against Russia and Belarus and (3) other macroeconomic trends, such as instability among financial institutions, international and domestic supply chain risks, inflationary pressure, interest rate increases and declines in consumer confidence, that impact us and our customers, or if we do not address these risks successfully, our revenue and results of operations could differ materially from our expectations, and our business, financial condition and results of operations may be adversely affected.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We have experienced net losses in each of our last several fiscal years. We generated a net loss of $140.7 million and $78.2 million for the fiscal years ended January 31, 2023 and 2022, respectively. As of January 31, 2023, we had an accumulated deficit of $353.9 million. While we have experienced significant revenue growth in recent periods, we are not certain whether or when we will achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not continue to increase. In particular, we intend to continue to expend substantial financial and other resources on:

- our technology infrastructure and operations, including systems architecture, scalability, availability, performance and security;
- our sales and marketing organization, to engage our existing and prospective customers, increase brand awareness and drive adoption of our products;
- platform development, including investments in our platform development team and the development of new products and functionality for our platform as well as investments in further improving our existing platform and infrastructure;
- acquisitions or strategic investments;
- international expansion; and
- general administration, including increased insurance, legal and accounting expenses associated with being a public company and transitioning from an emerging growth company to a large accelerated filer.

These investments may not result in increased revenue. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial condition and results of operations will be adversely affected, and we may not be able to achieve or maintain profitability over the long term.

The estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including businesses' desire to differentiate themselves through digital customer engagement, partnership opportunities, changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment and changes in economic conditions. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate, and our ability to produce accurate estimates and forecasts may be impacted by economic uncertainty that is outside our control, including the uncertainty associated with (1) global and domestic disruptions, such as the COVID-19 pandemic, the emergence of new variant strains of COVID-19 or any future similar pandemic and any uncertainties related to the recovery therefrom, (2) international conflicts that may impact international trade and global economic performance, such as the ongoing conflict between Russia and Ukraine and the related economic sanctions imposed by the United States and its trading partners against Russia and Belarus, and (3) other macroeconomic trends, such as instability among financial institutions, international and domestic supply chain risks, inflationary pressure, interest rate increases and declines in consumer confidence, that impact us and our customers. Any of these risks could have a significant impact on our business or the business of our customers, either of which could result in a material adverse effect on our results and operations and cause our current estimates and projections to be inaccurate. Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain operational metrics, including the number of customers, monthly active users, platform enabled interactions, consumer generated data points, customer messages, annual recurring revenue and dollar-based net retention rate and Non-GAAP free cash flow. Our operational metrics are tracked with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation, financial condition, and results of operations would be adversely affected.

Risks Related to Our Business and Our Brand

We face intense competition, including from well-established companies that offer products that compete with ours. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.

The market for customer engagement products is evolving and highly competitive. There are several established and emerging competitors that address specific aspects of customer engagement. We face intense competition from software companies that offer marketing solutions, such as legacy marketing clouds like Adobe and Salesforce, and point solutions like Airship, Iterable, Leanplum (CleverTap), MailChimp (Intuit) and MoEngage. Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages, such as greater name recognition, longer operating histories, larger sales and marketing budgets and resources, greater customer support resources, lower labor and development costs, larger and more mature intellectual property portfolios and substantially greater financial, technical and other resources than we do. In addition, our competitors may have an advantage in markets where our policies regarding the use of customer data are more restrictive than local laws, regulations, policies and standards. For example, competitors willing to sell customer data in markets where such activity is permissible may have a pricing advantage over us in such markets. Any such pricing advantages that our competitors have may negatively affect our ability to gain new customers and retain existing customers. Additionally, to the extent there is a sustained general economic downturn, our customers and potential customers may experience delays and reductions in general customer engagement technology spending. As a result, our competitors may respond to market conditions by lowering prices and attempting to lure away our current and potential customers. With the introduction of new technologies and the entry of new competitors into the market, we expect competition to persist and intensify in the future. In addition, recently, there has been significant merger and acquisition activity among our competitors, including the acquisition of MailChimp by Intuit and the acquisition of Leanplum by CleverTap. Continued merger and acquisition activity in the technology industry could further increase the likelihood that we compete with other large technology companies. This could harm our ability to increase sales, maintain or increase subscription renewals, and maintain our prices.

Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. Some of our larger competitors also have substantially broader product lines and market focus and therefore may not be as susceptible to downturns in a particular market. New start-up companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with one or more of our platform offerings. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers in complementary categories, or other parties. Competitors may also consolidate with existing service providers or strategic partners that we rely on, and as a result we could lose partnerships that are difficult to replace. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, a loss of market share or a smaller addressable share of the market and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete.

Some of our larger competitors may use their broader product offerings to compete with us, including by bundling their competitive products with other products being purchased from that company by a customer or by restricting access to their technology platforms thereby making it more difficult for customers to integrate the use of our platform with other competitor products. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Furthermore, potential customers may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our platform and products. These competitive pressures in our market, or our failure to compete effectively, may result in price reductions, fewer sales, reduced revenue and gross margins, increased net losses and loss of, or failure to expand, our market share. Any failure to address these challenges could harm our business, financial condition and results of operations.

If we are unable to attract new customers and renew existing customers, our business, financial condition and results of operations will be adversely affected.

To increase our revenue, we must continue to attract new customers and retain, and sell more products to, existing customers. Our success will depend to a substantial extent on the widespread adoption of our platform and products as an alternative to existing products in which many enterprises have invested substantial personnel and financial resources and, therefore, may be reluctant or unwilling to abandon. In addition, as our market matures, our products evolve and competitors introduce lower cost or differentiated products that are perceived to compete with our platform, products and services, our ability to sell subscriptions for our products could be impaired. Similarly, our subscription sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with products offered by other companies that operate in adjacent markets and compete with our products. In addition, the value of our products and services to our customers depends, in part, on our customers' ability to use them as part of an overall effective marketing strategy. To the extent our customers' marketing strategies are not effective, they may reduce the use of our products and services or fail to renew their existing contracts. Further, to the extent there is a sustained general economic downturn and our customers and potential customers experience delays or reductions in general customer engagement technology spending, potential customers may be unwilling to take on the additional cost associated with adopting our platform as an alternative to their existing products or service providers, and if they choose to adopt our platform, they may not purchase additional products and services in the future due to budget limitations. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition and results of operations.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, or changing regulations, or to changing customer or consumer needs, requirements or preferences, our platform may become less competitive.

Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our platform and its products and functionality, increase adoption and usage of our platform, and introduce new products and functionality. The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and changing regulations, as well as changing customer and consumer needs, requirements and preferences, including changes in the use of channels through which consumers desire to communicate with brands. For instance, the SEC has previously indicated that it may increase regulatory focus on the use of customer engagement tools in the financial services industry, and we cannot predict if other regulators will take similar actions in other markets in the future. Any regulatory restrictions on the use of customer engagement tools from the SEC or other domestic or foreign regulators could have the effect of reducing demand for our platform in this and other markets. Further, recent major advances in, and the public availability of, generative artificial intelligence is likely to be a major disruptor in consumer engagement and marketing strategies. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we were unable to enhance our platform offerings to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently or more securely than our platform, our business, financial condition and results of operations may be adversely affected.

The success of our platform depends, in part, on our ability to continuously modify and enhance our platform to adapt to changes and innovation in existing and new technologies to maintain and grow our integrations. We expect that the number of integrations with our customers' infrastructure that we will need to support will continue to expand as developers adopt new software solutions, and we will have to develop new versions of our platform to work with those new solutions. This development effort may require significant engineering, sales and marketing resources, all of which could adversely affect our business. Any failure of our platform to operate effectively with customer infrastructures could reduce the demand for our platform, and our business, financial condition and results of operations may be adversely affected.

We are substantially dependent upon customers renewing their subscriptions to, and expanding their use of, our platform to maintain and grow our revenue, which requires us to scale our platform infrastructure and business quickly enough to meet our customers' growing needs. If we are not able to grow in an efficient manner, our business, financial condition and results of operations could be harmed.

As usage of our platform grows and as customers use it for more complex projects, we may need to devote additional resources to improving our platform architecture, updating our platform's products and functionality, integrating with third-party systems and maintaining infrastructure performance. In addition, we will need to appropriately scale our internal business as well as grow our partner services network to serve our growing customer base, particularly as our customer base expands over time. Our ability to scale our business is dependent on our ability to maintain and grow our revenue through new and renewed customer subscriptions to our platform, from which we derive substantially all of our revenue. We cannot assure you that we will be able to renew subscriptions with any of our customers at the same or higher contract value, particularly if our customers experience reductions or delays in general customer engagement technology spending in connection with a sustained general economic downturn. In addition, some customers have multiple order forms with different divisions of their entities, which could increase the complexity of negotiating renewals.

The market for customer engagement products is still evolving, and competitive dynamics may cause our pricing to change as the market matures and as existing and new market participants introduce new types of products and different approaches to enable customers to address their needs. As a result, we may be forced to reduce the prices we charge for our subscriptions and may be required to offer terms less favorable to us for new and renewal agreements, particularly for mid- to large-size enterprises that may demand substantial price discounts as part of the negotiation of subscription contracts.

Further, some of our contracts limit the amount we can increase prices from period to period or include pricing guarantees. Accordingly, these pricing restrictions may cause the revenue generated from these contracts to not keep pace with our costs, particularly if we are adversely affected by inflation increasing our costs, including labor and employee benefit costs In the past, we have also made certain pricing concessions for customers that were significantly negatively impacted by the COVID-19 pandemic, and we may be forced to make similar pricing concessions in the future if our customers face other economic challenges to their businesses. If our customers do not renew their agreements, require pricing concessions, terminate their agreements as a result of a change of control or otherwise, renew their agreements on terms less favorable to us or fail to purchase additional product subscriptions, our revenue may decline, and as a result our ability to scale our business may be impaired and our business, financial condition and results of operations would likely be harmed as a result.

Any failure of or delay in efforts to scale our business could cause difficulty or delay in deploying our products or functionality to customers, could lead to impaired performance, other declines in quality or customer satisfaction, increased costs, difficulty in introducing new features or other operational inefficiencies or failures. These issues could reduce the attractiveness of our platform to customers, resulting in decreased subscriptions with existing and new customers, lower subscription renewal rates, the issuance of service credits or requests for refunds, which could hurt our revenue growth and our reputation. Even if we can upgrade our systems and expand our staff, any such expansion will be expensive and complex, requiring management time and attention, as well as improvements to our operational and financial controls and reporting systems and procedures. Because of these risks and other inherent risks associated with upgrading, improving and expanding our information technology systems, any needed expansion and improvements to our infrastructure and systems may not be fully or effectively implemented on a timely basis, if at all. Any such expansion efforts may reduce revenue or may not bring the benefits we anticipate, and our business, financial condition and results of operations may be adversely affected.

Failure to effectively develop our sales and marketing capabilities could harm our ability to expand our customer base and achieve broader market adoption of our platform and products.

Our ability to expand our customer base and achieve broader market adoption of our platform will depend on the productivity of our sales and marketing operations. We plan to continue expanding our sales team and strategic partners over the long term, both domestically and internationally; however, there is no assurance that we will be successful in attracting and retaining talented sales personnel or strategic partners or that any new sales personnel will be able to achieve productivity in a reasonable period of time or at all. We also plan to dedicate significant resources to sales and marketing programs to drive new customer acquisition, as well as engage with customers to promote upsell and cross-sell opportunities. We also engage with industry analysts, consulting firms, marketing service providers, data and technology partners, marketing agencies and other solution partners, business and trade press, and other industry experts who exert considerable influence in our market to promote our platform and our brand. Our business, financial condition and results of operations may be harmed if our sales and marketing efforts do not generate a corresponding increase in revenue. In addition, we may not achieve anticipated revenue growth from expanding our sales team if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. If the cost of marketing our platform and products increases or competition reduces the effectiveness of our marketing efforts, our business, financial condition and results of operations may be adversely affected.

We are dependent on a single platform, and the failure to achieve continued market acceptance of our platform could cause our results of operations to suffer.

Substantially all of our revenue is attributable to subscriptions for our cloud-based platform. We expect that we will be substantially dependent on our platform to generate revenue for the foreseeable future. As a result, our results of operations could suffer due to:

- any decline in demand for our platform, including as a result of reductions or delays in general customer engagement technology spending by our customers and potential customers in connection with a sustained general economic downturn;
- the failure of our platform to achieve continued market acceptance;
- the market for our platform not continuing to grow, or growing more slowly than we expect;
- the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our platform;
- technological innovations or new standards that our platform does not address;
- incidents or interruptions with third-party service providers, including Apple or Google services, that affect the ability of our customers to use our platform;
- sensitivity to current or future prices offered by us or our competitors;
- our inability to release enhanced versions of our platform on a timely basis;
- the development of new communication channels with which we are not able to adequately integrate our platform; and
- changes to mobile devices and platforms that prevent or degrade the functionality of our platform, or our inability to maintain interoperability of our platform with such mobile devices and platforms.

If the market for our platform grows more slowly than anticipated or if demand for our products does not grow as quickly as anticipated, whether as a result of competition, pricing sensitivities, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our customers or other factors, we may not be able to grow our revenue, and our business, financial condition and results of operations may be adversely affected.

If our platform fails to perform properly or there are defects or disruptions in the rollout of our platform updates or enhancements, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims.

Our platform is inherently complex and may contain material defects or errors. Any defects or errors that impact functionality or that cause interruptions in the availability of our platform could result in:

- loss or delayed market acceptance and subscriptions;
- breach of warranty claims;
- breach of contract claims;
- sales credits or refunds for prepaid amounts;
- loss of customers;
- diversion of development and support resources; and
- injury to our reputation.

The costs we would be forced to incur to correct any material defects or errors could be substantial and could adversely affect our business, financial condition and results of operations.

Our customer agreements often provide service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability of our platform, we may be contractually obligated to provide these customers with service credits or we could face contract terminations. We outsource substantially all the infrastructure relating to our cloud-based platform to third-party hosting providers and, as a result, our services may be impacted in the future, and have been impacted in the past, by unscheduled downtime at such providers that is beyond our control. Our revenue could be significantly affected if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with our customers.

Because of the large amount of data that we collect, process, transmit, store and manage, it is possible that hardware failures or errors in our systems could result in data loss or cause the information that we collect to be incomplete which may result in breach of contract claims, damage our reputation or subject us to regulatory fines or investigations. Furthermore, the availability or performance of our platform could be adversely affected by a number of factors outside our control, including customers' inability to access the internet, the failure of software systems caused by our third-party vendors, security breaches, cyberattacks or variability in user traffic for our services. For example, our customers access our platform through their internet service providers. If a customer's service provider fails to provide sufficient capacity to support our platform or otherwise experiences service outages, such failure could interrupt our customers' access to our platform and adversely affect their perception of our platform's reliability. In addition to potential liability, if we experience interruptions in the availability of our cloud-based platform, our reputation could be adversely affected, and we could lose customers or have difficulty acquiring new customers.

We also provide frequent incremental releases of updates and functional enhancements to our platform. Despite extensive pre-release testing, such new versions occasionally contain undetected errors when first introduced or released. We have, from time to time, found errors in our platform, and new errors in our platform may be detected in the future. Since our customers use our products for important aspects of their business, any errors, defects, disruptions in our platform or other performance problems with our solutions could hurt our reputation and may damage our customers' businesses. If that occurs, some of our customers may delay or withhold payment to us, elect not to renew their subscriptions with us, make service credit claims, warranty claims or other claims against us, and we could lose future sales. The occurrence of any of these events could result in an increase in our bad debt expense, an increase in collection cycles for accounts receivable or a decrease in future revenue and earnings, or could cause us to incur the risk or expense of litigation.

We may need to reduce prices or change our pricing model to remain competitive.

Our subscription fees are principally based on an upfront commitment by our customers for a specific number of monthly active users, volume of email, level of platform functionality, volume of SMS messages and certain add-on features. We expect that we may need to change our pricing from time to time. As new or existing competitors introduce products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers. We also must determine the appropriate price to enable us to compete effectively internationally. Customers may demand substantial price discounts as part of the negotiation of subscription agreements. As a result, we may be required or choose to reduce our prices or otherwise change our pricing model, which could adversely affect our business, financial condition and results of operations.

Our sales cycle with large enterprise customers can be long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales cycles with our large enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. Large enterprise customers may have a lengthy sales cycle for the evaluation and procurement of our platform. Work-from-home arrangements resulting from, and continuing after, the COVID-19 pandemic may cause a lengthening of these sales cycles or a reduction in sales cycle win rates as we have historically benefited from using face-to-face selling techniques. Additionally, to the extent there is a sustained general economic downturn resulting in delays or reductions in general customer engagement technology spending by large enterprise customers, we may experience an extension of our sales cycle with potential customers or a reduction in sales cycle win rates due to budgetary constraints. Any delays in our sales cycles may cause a delay between increasing operating expenses for such sales efforts and, upon successful sales, the generation of corresponding revenue. We are often required to spend significant time and resources to better educate our potential large enterprise customers and familiarize them with the platform. The length of our sales cycle for these customers, from initial evaluation to contract execution, is generally three to six months but can vary substantially and sometimes extend for over 12 months. Large enterprise customers often view a subscription to our platform and products as a strategic decision with significant investment. As a result, customers frequently require considerable time to evaluate, test and qualify our platform prior to entering into or expanding a subscription. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

- the effectiveness of our sales team as we hire and train our new salespeople to sell to large enterprise customers;
- our ability to meet with customers in person during a sales cycle;
- the discretionary nature of purchasing and budget cycles and decisions;
- the obstacles placed by customers' procurement process;
- economic conditions and other factors impacting customer budgets;
- customers' familiarity with our products;
- customers' evaluation of competing products during the purchasing process; and
- evolving customer demands.

Given these factors, it is difficult to predict whether and when a sale will be completed. Consequently, a shortfall in demand for our products and services or a decline in new or renewed contracts in a given period may not significantly reduce our revenue for that period but could negatively affect our revenue in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

Our business and reputation could be adversely affected if our customers are not satisfied with the integration, implementation, or services provided by us or our partners.

The success of our business depends on our customers' satisfaction with our platform, the support that we provide for our platform and the services that we provide to help integrate and utilize our platform. Onboarding services may be performed by our own staff, by a third party or by a combination of the two. We have partnered with third-parties to increase the breadth, capability and depth of capacity for delivery of these onboarding services to our customers, and third-parties provide a significant portion of such support. If a customer is not satisfied with the quality of work performed by us or a third party or with the solutions delivered, we could incur additional costs to address the deficiency, which would diminish the profitability of the customer relationship. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new products to existing and new customers will suffer and our reputation with existing or potential customers will be harmed, even if the dissatisfaction is with services provided by a third party partner. Further, customer dissatisfaction with our services could impair our ability to expand the subscriptions within our customer base or adversely affect our customers' renewal of existing subscriptions. In addition, negative publicity related to our customer relationships, regardless of accuracy, may further damage our business by affecting our ability to compete for new business with actual and prospective customers.

Because we generally recognize revenue ratably over the term of each subscription agreement, downturns or upturns in our sales may not be immediately reflected in our financial condition and results of operations.

We recognize revenue ratably over the term of each subscription agreement. Consequently, while a decline in new sales or renewals in any one period may not be reflected in our revenue for that period, this decline will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our products and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers generally is recognized over the term of the applicable agreement.

If we fail to maintain and enhance our brand, our ability to expand our customer base may be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing our brand is important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform and products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers' trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our products and platform capabilities from competitive products. If we are not able to effectively differentiate our platform and its capabilities from those of our competitors, we may experience difficulty in attracting new customers. Our brand promotion activities may not generate customer awareness or yield increased revenue and, even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may be adversely affected.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We may continue to experience rapid growth and organizational change, which may continue to place significant demands on our management and our operational and financial resources. We have also experienced growth in the number of customers, the number of engagements we enable and the amount of data that our infrastructure supports. In particular, acquiring and supporting enterprise customers can require significant resources due to their size, volume of messaging and complexity. Our success will depend in part on our ability to manage this growth effectively. We will require significant capital expenditures and valuable management resources to grow without undermining our culture of innovation, teamwork and attention to customer success, which has been central to our growth so far.

We intend to continue to expand our international operations in the future. For example, we have recently expanded our international operations to include subsidiaries in Canada and France. Our expansion will continue to place a significant strain on our managerial, administrative, financial and other resources. If we are unable to manage our growth successfully, our business, financial condition and results of operations may be adversely affected.

It is important that we maintain a high level of customer services, integration services, technical support and satisfaction as we expand our business. As our customer base continues to grow and as our penetration within existing customers expands, we will need to expand our account management, customer service and other personnel. Failure to manage growth could result in difficulty or delays in launching our platform, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties. Any of these could adversely impact our business, financial condition and results of operations.

We anticipate that our operations will continue to increase in complexity as we grow, which will create management challenges.

Our business has experienced strong growth and is complex. We expect this growth to continue and for our operations to become increasingly complex. To manage this growth, we continue to make substantial investments to improve our operational, financial and management controls as well as our reporting systems and procedures. We may not be able to implement and scale improvements to our systems and processes in a timely or efficient manner or in a manner that does not negatively affect our results of operations. For example, we may not be able to effectively monitor certain contract requirements for specific products. We may have difficulty managing improvements to our systems, processes and controls or in connection with third-party software, which could impair our ability to provide our platform to our customers, causing us to lose customers, limiting our platform to less significant updates or increasing our technical support costs. If we are unable to manage this complexity, our business, financial condition and results of operations may be adversely affected.

As our customer base continues to grow, we will need to expand our services and other personnel, and maintain and enhance our partnerships, to provide a high level of customer service. We also will need to manage our sales processes as our sales personnel and partner network continue to grow and become more complex and as we continue to expand into new geographies and market segments. If we do not effectively manage this increasing complexity, the quality of our platform and customer service could suffer, and we may not be able to adequately address competitive challenges. These factors could impair our ability to attract and retain customers and expand our customers' use of our platform.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers, particularly our chief executive officer. We rely heavily on our chief executive officer's vision, expertise and reputation. We rely on our leadership team for research and development, marketing, sales, services and general and administrative functions, and on mission-critical individual contributors. From time to time, our executive management team may change due to the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, particularly our chief executive officer, or key employees (including any limitation on the performance of their duties or short-term or long-term absences as a result of illness or disability) could have a serious adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for experienced software engineers and senior sales executives. In addition, as a result of our hybrid work model, called "The Way Braze Works," we have a large, remote workforce, which adds to the complexity and costs of our business operations. We expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. We implemented our hybrid work model in September 2022, and it may also impact our ability to identify, hire and train new personnel. We also completed our initial public offering in November 2021, and potential candidates may not perceive our compensation package, including our equity awards, as favorably as employees hired prior to our initial public offering. In addition, our recruiting personnel, methodology and approach may need to be altered to address a changing candidate pool and profile. We may not be able to identify or implement such changes in a timely manner. Also, it is not uncommon for companies to see significant turnover in their workforce following an initial public offering, a trend which may only be further amplified by the competitive market for highly-skilled employees. If we fail to attract new personnel, experience significant turnover or the loss of key personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects. Further, many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources.

If we are unable to maintain our culture and core values as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe our culture and core values are critical to our success and have delivered tangible financial and operational benefits to our customers, employees and stockholders. We are a mission-driven company and have designed our core values as a guiding set of principles for our employees and business. Accordingly, we have invested substantial time and resources in building a team that reflects our culture and core values. As we grow and develop our infrastructure as a public company, our operations may become increasingly complex. We may find it difficult to maintain these important aspects of our culture and core values. In addition, the growth of our remote workforce may impact our ability to preserve our culture and core values.

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Any failure to preserve our culture or core values could negatively affect our future success, including our ability to retain and recruit personnel, and to effectively focus on and pursue our corporate objectives.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, privacy law violations, data breaches and other losses.

Many of our agreements with customers and certain other third-parties include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, violation of privacy and other applicable law or breaches of information security obligations, or other liabilities relating to or arising from our platform, products or other contractual obligations. Some of these agreements provide for uncapped liability for losses caused by intellectual property infringement or gross negligence or willful misconduct, and some indemnity provisions survive termination or expiration of the applicable agreement. While we cap all other liabilities, in some instances, the cap may represent a significant amount of potential liability, and such large indemnity payments could harm our business, financial condition and results of operations. Although we normally contractually limit our liability with respect to these obligations, we may still incur substantial liability related to them and we may be required to cease use of certain functions of our platform or products as a result of any such claims. Additionally, while we maintain insurance related to these matters, this insurance might not cover all such claims, provide sufficient payments to cover all the costs to resolve one or more of such claims or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or under-insured could result in unanticipated costs, and our business, financial condition and results of operations may be adversely affected. Further, any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer, other existing customers and new customers, which could adversely affect our business, financial condition and results of operations.

Our current operations are international in scope, and we plan further geographic expansion. This will create a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. We currently have customers in North America, Europe, the Middle East, the Asia-Pacific region and Latin America. We are continuing to adapt and develop strategies to address international markets, but such efforts may not be successful. In addition, any future stay-at-home, business closure and other restrictive orders and travel restrictions into and outside the United States as a result of the emergence of new variant strains of COVID-19 or any other highly infectious disease, if any, may pose additional challenges for international expansion and may impact our ability to launch new locations and further expand geographically.

We expect that our international activities will continue to grow over the foreseeable future as we continue to pursue opportunities in existing and new international markets. For example, we recently expanded our international operations to include subsidiaries in Canada and France. This and any other future expansion of our international activities and operations will require significant management attention and financial resources.

Our current international operations and future initiatives involve a variety of risks, including:

- changes in a country's or region's political or economic conditions;
- the need to adapt and localize our platform for specific countries;
- greater difficulty collecting accounts receivable and longer payment cycles;
- unexpected changes in laws, regulatory requirements, taxes or trade laws;
- more stringent regulations relating to privacy and data security and the unauthorized collection, processing, transmission or use of, or access to, commercial and personal information, particularly in Europe;
- differing labor regulations, especially in regions where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in some of these locations;
- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;
- increased travel, real estate, infrastructure and legal compliance costs associated with international operations;
- currency exchange rate fluctuations and the resulting effect on our revenue and expenses and the cost and risk of entering into hedging transactions if we chose to do so in the future;
- laws and business practices favoring local competitors or general preferences for local vendors;
- limited or insufficient intellectual property protection or difficulties enforcing our intellectual property;
- political instability, economic sanctions, terrorist activities, or international conflicts, including the ongoing conflict between Russia and Ukraine, which may impact the operations of our business or the businesses of our customers;
- risks related to global health epidemics, such as the COVID-19 pandemic, including the emergence of new variant strains of COVID-19, and related restrictions on our ability and our customers' ability to travel;
- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the

U.S. Travel Act, the U.K. Bribery Act of 2010, the U.K. Proceeds of Crime Act 2002 and similar laws and regulations in other jurisdictions; and

- adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Failure to overcome any of these difficulties could negatively affect our results of operations. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, our business, financial condition and results of operations may be adversely affected.

We have a limited history of operating with a substantial remote workforce and the long-term impact of this workplace arrangement on our financial results and business operations is uncertain.

In September 2022, we implemented our hybrid work model, called "The Way Braze Works," pursuant to which each department may choose to have its employees function primarily as in-person, remote or hybrid workers. We have also hired a large number of employees who are permanently remote, regardless of their department's determination. As a result, remote work has become the primary experience for a large number of our employees, and our intention is for our workforce to continue to have remote work opportunities into the future. However, we have a limited history of operating with a large remote workforce and, while we anticipate that implementing The Way Braze Works will have a long-term positive impact on our financial results and business operations, the impact remains uncertain, particularly in the near term. Additionally, there is no guarantee that we will realize any anticipated benefits to our business, including any cost savings, operational efficiencies or productivity.

Our continuing shift to hybrid and remote work may make it increasingly difficult to manage our business and adequately oversee our employees and business functions, potentially resulting in harm to our company culture, increased employee attrition, the loss of key personnel, difficulty in properly classifying employees and a potentially negative impact on product research and development, and the growth of our business. We may also experience an increased risk of privacy and data security breaches and incidents involving our or our customers' data as a result of the decentralization of the technology used to operate our business. The mobility of our remote workers may also subject us to an increased risk of regulatory claims if our remote employees establish a nexus for our business in unanticipated jurisdictions. This could cause us to be subject to tax and employment claims in the applicable jurisdiction. Any of these factors could adversely affect our financial condition and operating results.

Acquisitions, strategic investments, partnerships or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our business, financial condition and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our products and platform capabilities, enhance our technical capabilities or otherwise offer growth opportunities. Further, our proceeds from our initial public offering increase the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. We may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. Additionally, any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. These transactions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, financial condition and results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition and results of operations may be adversely affected, or we may be exposed to unknown risks or liabilities.

Risks Related to Our Dependence on Third Parties

Our business depends on our ability to send consumer engagement messages, including emails, SMS and mobile and web notifications, and any significant disruption in service with our third-party providers or on mobile operating systems could result in a loss of customers or less effective consumer-brand engagement, which could harm our business, financial condition and results of operations.

Our brand, reputation and ability to attract new customers depend on the reliable performance of our technology infrastructure and content delivery. Our platform engages with consumers through emails, SMS/MMS, mobile and web notifications (among other channels). We are dependent on third-party services for delivery of emails and SMS/MMS, and we are dependent on Apple services and Google services for delivery of mobile and web notifications. For example, unrelated third-parties are utilized throughout our industry to deliver email and SMS/MMS messages to consumers. If these third-party services change their policies regarding the delivery of certain email or SMS/MMS messages, some of our customers may no longer be able to use these channels through our platform. Further, if any of these third-party providers were to suffer extended service outages, then our customers may not be able to deliver email and SMS/MMS messages using our platform. If this were to occur, it could lead to customer dissatisfaction, harm to our reputation or subject us to liability, any of which may harm our business, financial condition and results of operations. Similarly, any incident broadly affecting the interaction of Apple or Android devices with necessary Apple or Google services (e.g., iCloud or Apple push notifications), including any delays or interruptions in such Apple or Google services, could adversely affect our business. Further, any cybersecurity events affecting Apple or Google Android devices could result in a disruption to Apple or Google services, regulatory investigations, reputational damage and a loss of sales and customers for Apple or Google, which could in turn impact our business. A prolonged disruption, cybersecurity event or any other negative event affecting Apple or Google could lead to customer dissatisfaction and could in turn damage our reputation with current and potential customers, expose us to liability and cause us to lose customers or otherwise harm our business, financial condition and results of operations. We will also face similar risks as we add new channels to our platform that are supported by third-parties if such third-parties were to face similar challenges or disruptions with regard to their respective channels.

We depend in part on mobile operating systems, such as Android and iOS, and their respective infrastructures, to send notifications through various applications that utilize our platform. Any changes in such systems that negatively impact the functionality of our platform could adversely affect our ability to interact with consumers in a timely and effective fashion, which could adversely affect our ability to retain and attract new customers. For example, any anti-tracking features adopted by Apple or Google that require applications to obtain additional permissions to track end user data may impact our customers' decisions relating to how to interact with users on our platform. While it is the contractual obligation of our customers to comply with these requirements and applicable laws when using our platform, we cannot guarantee that all customers will do so at all times. Accordingly, if any of our customers were to use our platform in violation of these policies or applicable law, even without our knowledge, we may be subject to financial penalties and reputational harm. Additionally, if such mobile operating systems change their policies or otherwise limit or prohibit us from sending notifications or otherwise make changes that degrade the functionality of our platform, such changes could adversely affect our business, financial condition and results of operations.

As new mobile devices and mobile, web and email platforms are released, there is no guarantee that these mobile devices and platforms will continue to support our platform or effectively roll out updates to our customers' applications. The parties that control the operating systems for mobile devices and mobile, web and email platforms. have no obligation to test the interoperability of new mobile devices or platforms with our platform, and third-parties may produce new products that are incompatible with or not optimal for the operation of our platform. Additionally, in order to deliver high-quality customer engagement, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks and standards. If consumers choose to use products or platforms that do not support our platform, or if we do not ensure our platform can work effectively with such products or platforms, our business and growth could be harmed. We also may not be successful in developing or maintaining relationships with key participants in the mobile industry that permit such interoperability. If we are unable to adapt to changes in popular operating systems, we expect that our customer retention and customer growth would be adversely affected.

We rely upon third-party providers of cloud-based infrastructure, including Amazon Web Services, to host our products. Any disruption in the operations of these third-party providers or limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

We outsource substantially all the infrastructure relating to our cloud-based platform to third-party hosting providers. Our customers need to be able to access our platform at any time, without interruption or degradation of performance, and we provide many of them with service-level commitments with respect to uptime and, occasionally, throughput. Our products depend on protecting the virtual cloud infrastructure hosted by third-party hosting providers by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any limitation on the capacity or availability of our third-party hosting providers could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. Currently, we rely on cloud computing infrastructure, particularly from Amazon Web Services, or AWS, to host our platform and support our operations and many of the internal products we use to operate our business. We do not have control over the operations of the facilities of AWS or other cloud providers. Each provider's respective facilities may be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and other events beyond our or their control. In the event that AWS's or any other third-party provider's systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, our customers may be impacted, we may be subject to claims for refunds or terminations under our contracts, and our reputation and brand may be harmed. A decision to close these facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be exacerbated if our or our partners' business continuity and disaster recovery plans prove to be inadequate in such a scenario.

Additionally, AWS or other cloud providers may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee error, theft or misuse and general hacking, including from state-sponsored or criminal hacking groups, which have become more prevalent in our industry. Any of these security incidents could result in unauthorized access or damage to, or the disablement, encryption, use or misuse, disclosure, modification, destruction or loss of our data or our partners' data, including personal information, or disrupt our ability to provide our platform or services. Our platform's continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them and could make claims for refunds or terminations under our contracts. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of any third-party provider's services, and even if we do switch our operations, the process can require significant time and expense and other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to our partners, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance or have sufficient contractual remedies to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

In the event that our service agreements with our third-party hosting providers are terminated or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud solution for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

Our agreement with AWS allows AWS to terminate for any reason with 30 days' advance notice or in case of a breach of contract if such breach is uncured for 30 days. AWS may also terminate immediately upon notice if (1) AWS determines that our use of its service poses a security risk to its services or any other third party, could otherwise adversely impact AWS's systems, could subject AWS to liability or could be fraudulent, (2) we fail to pay AWS in accordance with our agreement, (3) we cease to operate in the ordinary course, make an assignment for the benefit of creditors or become the subject of any bankruptcy, reorganization, liquidation, dissolution or other similar proceeding, (4) AWS's relationship with any third-party providers terminates or requires AWS to change the way it provides services or (5) termination is necessary to comply with the law or the requests of governmental entities. Although we expect that we could receive similar services from other third-parties if any of our arrangements with AWS are terminated, transitioning the cloud infrastructure currently hosted by AWS to alternative providers would likely be disruptive, and we could incur significant one-time costs. If we are unable to renew our agreement with AWS on commercially reasonable terms or at all, our agreement with AWS is prematurely terminated or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If AWS or other infrastructure providers increase the costs of their services, our business, financial condition and results of operations could be adversely affected.

Our growth depends in part on the success of our strategic relationships with third-parties.

In order to grow our business, we anticipate that we will continue to depend on relationships with strategic partners, including cloud alliance/marketing, infrastructure and technology partners, to provide broader customer coverage and solution delivery capabilities, and also achieve product stickiness. While our strategic partners have not played a lead role in our customer generation process in the past, we intend to develop these relationships to rely more heavily on our partners to help us generate business going forward. Identifying partners, and negotiating, documenting and maintaining relationships with them, requires significant time and resources. Our agreements with our strategic partners are non-exclusive and do not prohibit them from working with our competitors or recommending competing products. Our competitors may be effective in providing incentives to such third-parties to favor their products or services or to prevent or reduce subscriptions to our services. If our partners choose to place greater emphasis on products of their own or those offered by our competitors or do not effectively market and sell our platform, our ability to grow our business and sell our products and services may be adversely affected. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our platform by potential customers.

We are highly dependent upon our relationship with the developer platforms, web browsers and operating systems provided by third-party technology companies such as Apple and Google. Changes to mobile device operating systems may diminish the usefulness of marketing providers or require significant modifications or demands on our business to continue supporting those operating systems. Changes to developer platform policies related to third-party software, such as Apple or

Google, creating restrictions that limit the ability of our existing or potential customers to use SDKs or that further limit the use of cookies could similarly adversely affect our business.

If we are unsuccessful in establishing or maintaining our relationships with third-parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, financial condition and results of operations may suffer. Even if we are successful, it is not assured that these relationships will result in increased customer usage of our platform or increased revenue.

Risks Related to Privacy, Data Security and Data Protection Laws

We are subject to stringent and changing laws and regulations, industry standards and contractual obligations related to privacy, data security and data protection. The restrictions and costs imposed by these requirements and our actual or perceived failure to comply with them, could harm our business.

Operating our business and platform involves the collection, use, processing, storage, transfer and sharing of sensitive, proprietary, confidential, regulated and personal information, including such information that we handle on behalf of our customers. These activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Federal laws also limit the processing of data for children under 13. Violations of these laws can lead to statutory penalties (up to $46,515 per violation in the case of COPPA, for example). If a private plaintiff or regulator alleges that our privacy or security policies and practices are either unfair or deceptive, we may be subject to litigation or regulatory enforcement. In the United States, there are federal and state laws that prohibit unfair and deceptive acts and practices, with federal enforcement typically arising out of Section 5 of the FTCA. State analogs to the FTCA often allow for a private right of action as well (such as the California Unfair Competition Law).

Similarly, the CCPA imposes obligations on businesses to which it applies. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA allows for statutory fines for noncompliance (up to $7,500 per violation). The CCPA authorized the establishment of the regulator, the CPPA, which increases the risk of an enforcement action. Other states have enacted data privacy laws. Virginia, Colorado, Connecticut and Utah have all passed data privacy laws that become effective in 2023. If we become subject to further new data privacy laws at the state level, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase (including individuals, via a private right of action, and state actors).

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the EU GDPR and the U.K. GDPR impose strict requirements for processing the personal data of individuals located, respectively within the EEA and the U.K. Under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Furthermore, individuals may initiate litigation related to our processing of their personal data. In Canada, the Personal Information Protection and Electronic Documents Act and various related provincial laws, as well as Canada's Anti-Spam Legislation also apply to our operations.

In addition, many jurisdictions have enacted data localization laws and cross-border personal data transfer laws. These laws may make it more difficult for us to transfer personal data across jurisdictions, which could impede our business. For example, following the Schrems II decision of the European Court of Justice in July 2020, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the EU, such as the United States, which the European Commission does not believe provides an adequate level of data privacy and security protections. The European Commission released a set of updated "Standard Contractual Clauses," in 2021, the 2021 SCCs, that are designed to be a valid mechanism by which entities can transfer personal data out of the EU to non-adequate countries. While these 2021 SCCs are currently viewed as a valid mechanism to transfer personal data outside of the EU, the authorities have also stated that the party transferring data (the "data exporter") from the EU to a jurisdiction without an adequate data protection regulatory environment, must be satisfied that the party receiving the personal data (the "data importer") has in place sufficient "supplementary measures" to protect the personal data, including from access from sovereign states, in addition to the 2021 SCCs. Various legal challenges throughout Europe have questioned what are acceptable "supplementary measures" that would allow data importers and data exporters to validly rely on the 2021 SCCs and sufficiently protect the data from public access. This emerging case law sets a very high standard for acceptable supplementary measures. It is therefore possible that the supplementary measures we have implemented will not be deemed to be adequate. The validity of relying on the 2021 SCCs as a transfer mechanism is expected to be the subject of further litigation in the EU. The EU and US are in discussions to facilitate the flows of personal data across these borders, which has resulted in the EU-U.S. Data Privacy Framework. At this time, the European Commission has launched the process to adopt an adequacy decision for the EU-U.S. but there are several rounds of approval that must be passed for the adequacy decision to come into effect. Other jurisdictions around the world are also developing their own unique set of restrictions and mechanisms to allow cross border data flows. For instance, in March 2022, the U.K. adopted both its own "International Data Transfer Agreement" and a "UK Addendum" to the 2021 SCCs as the valid transfer mechanism for sending U.K. personal data to those countries that the U.K. does not recognize as providing an adequate level of protection, such as the United States.

In addition to European restrictions on cross-border transfers of personal data, other jurisdictions have enacted or are considering similar cross-border personal data transfer laws and local personal data residency laws, any of which could increase the cost and complexity of doing business in those jurisdictions. If we cannot implement a workable, valid compliance mechanism for cross-border privacy and security transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or elsewhere. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to offer our full range of services in Europe and elsewhere; limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws or requiring us to increase our personal data processing capabilities in Europe and elsewhere at significant expense.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion. These obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our information technologies, systems and practices and to those of any third-parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third-parties upon whom we rely may fail to comply with such obligations which could impact our compliance posture. If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar), litigation (including class-related claims), additional reporting requirements or oversight, bans on processing personal data and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including, but not limited to, loss of customers, interruptions or stoppages in our business operations, inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity or revision or restructuring of our operations. Operating our business and platform involves the collection, use, processing, storage, transfer and sharing of sensitive, proprietary, confidential, regulated and personal information, including such information that we handle on behalf of our customers. These activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers' data, our data or our platform, our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced and we may incur significant liabilities.

Operating our business and platform involves the collection, processing, storage and transmission of sensitive, regulated, proprietary and confidential information, including personal information of our customers, their users and our personnel and our customers' proprietary and confidential information. We may rely upon third-parties (such as service providers) for our data processing–related activities. We may share or receive sensitive data with or from third-parties. Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources. In addition to traditional computer "hackers," threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors now engage in cyberattacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. We may be subject to a variety of evolving threats, including, but not limited to, social-engineering attacks (including through phishing, vishing and hybrid phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Additionally, our customers have been and may be in the future, targeted by similar cyberthreats, and bad actors have accessed, and may in the future, access our platform and services using such customer's credentials. Accordingly, the failure of our customers to use appropriate cybersecurity technology and practices can result in unauthorized parties breaching or otherwise obtaining access to our platform and customer data. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Any of the previously identified or similar threats could cause a security incident. Additionally, the risk of these threats may increase for us and our third-party service providers due to ongoing international instability. In the past, nation-states have sponsored cyberattacks against private companies in response to U.S. governmental actions or for other strategic purposes. We cannot guarantee that similar actions will not occur the future, including in connection with the ongoing conflict between Russia and the Ukraine. A security incident could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to data. A security incident could disrupt our ability (and that of third-parties upon whom we rely) to provide our platform.

We may expend significant resources or modify our business activities in an effort to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and data. While we have taken steps designed to protect the proprietary, regulated, sensitive, confidential and personal information in our control, our security measures or those of the third-parties on which we rely may not be effective against current or future security risks and threats. Moreover, we or our third-party service providers may be more vulnerable to such attacks in remote work environments, which have increased in response to the COVID-19 pandemic and will likely continue into the foreseeable future.

If we, our customers or our third-party service providers suffer, or are perceived to have suffered, a security breach or other security incident, we may experience adverse consequences. Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we, our customers or a third party upon whom we rely experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include, but are not limited to, government enforcement actions (for example, investigations, fines, penalties, audits, and inspections), additional reporting requirements or oversight, restrictions on processing data (including personal data), litigation (including class action claims), indemnification obligations, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations (including availability of data to us and our customers), financial loss and other similar harms. Security incidents and attendant consequences may cause customers to stop using our platform, deter new customers for using our platform and negatively impact our ability to grow and operate our business.

Our inability to comply with agreements we enter into with our customers regarding the collection, processing, use and disclosure of personal information could result in additional costs and liabilities to us or inhibit sales of our products.

We enter into agreements with our customers regarding our collection, processing, use, and disclosure of personal information in relation to the services we provide to them. Although we endeavor to comply with such agreements, we may at times fail to do so or may be perceived to have failed to do so, including due to the errors or omissions of our personnel and third-party service providers. Such failures or perceived failures can subject us to customer lawsuits, termination of customer agreements and governmental enforcement actions. Even if we eventually prevail in any such dispute, resolving them could be expensive and time-consuming to defend and could result in adverse publicity and reputational harm that could adversely affect our business, financial condition and results of operations.

Risks Related to Other Laws and Litigation

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could have a negative impact on our business.

The future success of our business depends upon the continued use of smart cell phones, other mobile devices and internet-connected devices as primary mediums for commerce, communication and business applications. Government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet and internet-connected devices and cell phones as commercial mediums. Changes in these laws or regulations could require us to modify our platform in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, resulting in reductions in the demand for internet-based solutions such as ours.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by "viruses," "worms" and similar malicious programs, along with distributed denial of service and similar attacks. As a result, the internet has experienced a variety of outages and other delays as a result of such damage to or attacks on portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our platform could suffer.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, provide sufficient payments to cover all the costs to resolve one or more of such claims or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or under-insured could result in unanticipated costs, and our business, financial condition and results of operations may be adversely affected.

If our platform fails to function in a manner that allows our customers to operate in compliance with regulations and/or industry standards, our revenue and results of operations could be harmed.

Since our customers are able to upload data into our platform, we may be hosting or otherwise processing substantial amounts of personally identifiable information. Some of our customers may require our platform to comply with certain privacy, security and other certifications and standards. Our cloud platform holds various security certifications from industry organizations, designed to meet, in all material respects, the ISO 27001 and various HIPAA standards. Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our applications. If we fail to maintain our current security certifications and/or to continue to meet security standards, or if we are unable to adapt our platform to changing legal and regulatory standards or other requirements in a timely manner, our customers may lose confidence in our platform, and our revenue, business, financial condition and results of operations could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act of 2010, the U.K. Proceeds of Crime Act 2002 and other anti-corruption laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit our company from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We use third-party law firms, accountants and other representatives for regulatory compliance, sales and other purposes in several countries. We can be held liable for the corrupt or other illegal activities of these third-party representatives, our employees, contractors, partners and other agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption laws, our employees, representatives, contractors, partners and agents may not comply with these laws at all times.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

Moreover, as an issuer of securities, we also are subject to the accounting and internal controls provisions of the FCPA. These provisions require us to maintain accurate books and records and a system of internal controls sufficient to detect and prevent corrupt conduct. Failure to abide by these provisions may have an adverse effect on our business, financial condition or results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we violate the controls.

Our platform is subject to U.S. export controls, including the Export Administration Regulations and economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control. We incorporate encryption technology into our platform. These encryption products and the underlying technology are currently considered "publicly available" by the Export Administration Regulations and may be exported outside of the United States. However, if they cease to be considered "publicly available," then these encryption products and underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. embargoes or sanctions. Obtaining the necessary export license or other authorization for a particular sale may be time consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. While we take precautions to prevent our platform from being exported in violation of these laws, including obtaining authorizations for our platform and performing geolocation IP blocking and screenings against United States and other lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. Additionally, U.S. embargoes and sanctions can change rapidly and unpredictably in response to international events, such as the application of new and broad sanctions against Russia and Belarus in connection with the invasion of Ukraine. Future embargoes or sanctions could have a significant impact on our business or the business of our customers, either of which could have a material adverse effect on our financial results and operations. Violations of U.S. sanctions or export control laws can result in incarceration for responsible employees and managers or the imposition of significant fines or penalties.

If our partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected through reputational harm as well as other negative consequences, including government investigations and penalties. We presently incorporate export control compliance requirements into our strategic partner agreements, however, our partners may not comply with such requirements.

Various countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements. Some countries have enacted laws that could limit our ability to distribute our platform or could limit our customers' ability to implement our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from launching our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments or persons altogether. Various governmental agencies have proposed additional regulation of encryption technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could limit our ability to export or sell our platform to existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would adversely affect our business, results of operations and prospects.

Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations and staff to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth into the international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on (1) the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, (2) changes in tax rates, (3) new or revised tax laws or interpretations of existing tax laws and policies and (4) our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. Taxing authorities may challenge the pricing methodologies of our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur and our position were not sustained, we could be required to pay additional taxes, interest and penalties. This could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2023, we had net operating loss, or NOL, carryforwards for federal and state income tax purposes of approximately $281.6 million and $182.4 million, respectively, some of which may be available to offset taxable income in the future, and which expire in various years beginning in 2035 for federal purposes and 2026 for state purposes if not utilized. Under current law, U.S. federal NOLs incurred in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of federal NOLs is limited to 80% of taxable income in tax years beginning after December 31, 2020. Accordingly, $242.2 million of our NOLs may be carried forward indefinitely for federal tax purposes and various states have enacted tax policies or rules that conform to federal tax laws. A lack of future taxable income would adversely affect our ability to utilize NOLs incurred in tax years beginning on or before December 31, 2017, before they expire. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, the IRC or the Code, a corporation that undergoes an "ownership change" (which generally is defined under Section 382 of the Code and applicable Treasury Regulations as a greater than 50% change, by value, in its equity ownership over a three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We have experienced ownership changes in the past and we may experience a future ownership change under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income, some of which may be outside of our control. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheets, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our business, financial condition and results of operations.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- expansion to new jurisdictions;
- changes in tax laws, tax treaties and regulations or the interpretation of them;
- changes in our assessment of our ability to realize our deferred tax assets that are based on estimates of our future results, the advisability and feasibility of possible tax planning strategies and the economic and political environments in which we do business;
- the outcome of future tax audits, examinations or administrative appeals; and
- limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our business, financial condition and results of operations.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our products and adversely affect our results of operations.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States ruled in 2018 in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, state or local governments have adopted and may continue to adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. In addition, we are subject to indirect taxes in foreign jurisdictions, such as value-added tax and goods and services tax, in connection with certain foreign sales transactions. A successful assertion by one or more tax authorities requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest that we otherwise have not accounted for in our financial statements. The imposition by tax authorities of indirect tax collection obligations on out-of-jurisdiction sellers also could create additional administrative burdens for us, put us at a competitive disadvantage if similar obligations are not imposed on our competitors and decrease our future sales, which could adversely affect our business, financial condition and results of operations.

Risks Related to Intellectual Property

We employ third-party licensed software for use in or with our platform, and the inability to maintain these licenses or errors or vulnerabilities in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our platform incorporates certain third-party software obtained under licenses from third-parties. We anticipate that we will continue to rely on such third-party software and development tools from third-parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, including open-source software, this may not always be the case, or it may be difficult or costly to migrate to other third-party software. Our use of additional or alternative third-party software may require us to enter into new license agreements with third-parties, which may not be available on as favorable terms as our current licenses. In addition, integration of the third-party software used in our software with new third-party software may require significant work and require substantial investment of our time and resources, or require downtime affecting our service level commitments. Also, any undetected errors, defects or security vulnerabilities in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our platform, result in a failure of our platform and injure our reputation.

We use open-source software in our products, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open-source software in our products, and we expect to continue to incorporate open-source software in our services in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products or to maintain the confidentiality of our proprietary source code. Moreover, we may encounter instances in which we have incorporated additional open-source software in our proprietary software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. While we have adopted guidelines for the appropriate use of, and regularly audit our use of, open-source software, these measures may not always be effective. If we were to combine or link our proprietary software products with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software products and allow others to use it at no cost. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open-source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products or put our proprietary source code at risk.

From time to time, there have been claims challenging the ownership rights in open-source software against companies that incorporate it into their products and the licensors of such open-source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition and results of operations, or require us to devote additional research and development resources to change our products. Some open-source projects have known vulnerabilities and architectural instabilities and are provided on an "as-is" basis which, if not properly addressed, could negatively affect the performance of our product. If we inappropriately use or incorporate open-source software subject to certain types of open-source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products or take other remedial actions.

Any failure to protect our proprietary technology and intellectual property rights could substantially harm our business, financial condition and results of operations.

Our success and ability to compete depend in part on our ability to protect our proprietary technology and intellectual property. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage.

As of January 31, 2023, we had 23 granted patents related to our platform and its technology and two patent applications pending for examination in the United States and no non-U.S. patents or patent applications pending. Our patent applications may not result in the issuance of a patent, or the examination process may require us to narrow our claims. Any patents that issue from any patent applications may not give us the protection that we seek or may be challenged, invalidated or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be valid and enforceable in actions against alleged infringers or provide us with a competitive advantage. Any patents we have obtained or may obtain in the future may be found to be invalid or unenforceable in light of recent and future changes in the law, or because of technology developed prior to the inventions we have sought to patent or because of defects in our patent prosecution process. The United States Patent and Trademark Office, or the USPTO, and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

We have registered the "Braze" name, logo, and/or other marks as trademarks in the United Kingdom, United States, EU, Japan, Singapore, Canada and Tonga. However, any future trademark registrations for pending or future applications may not be issued, and any registered trademarks may not be enforceable or provide adequate protection of our proprietary rights. The USPTO and various foreign trademark offices also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the trademark registration process and after a registration has issued. There are situations in which noncompliance can result in abandonment or cancellation of a trademark filing, resulting in partial or complete loss of trademark rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market under identical or similar brands.

In order to protect our proprietary technologies and processes, we also rely on trade secret laws and confidentiality and invention assignment agreements with our employees, consultants, strategic partners, vendors and others. Also, despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, copy, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. For instance, in response to U.S. sanctions, the Russian government has adopted a decree which allows local companies and individuals to use inventions, utility models and industrial designs held by owners from "unfriendly countries" without the owner's consent and without paying any compensation. If similar policies or laws are adopted in other jurisdictions, it may be difficult for us to enforce our intellectual property rights internationally and subject us to material risk of unauthorized use of our technologies, trade secrets and intellectual property. As we expand our activities outside of the United States, our exposure to unauthorized copying and use of our platform and proprietary information may increase. We may be unable to determine the extent of any unauthorized use or infringement of our platform, technologies or intellectual property rights.

The steps that we take may not be adequate to protect our proprietary technology and intellectual property, others may develop or patent similar or superior technologies, products or services, or our trademarks, patents and other intellectual property may be challenged, invalidated or circumvented by others. Furthermore, effective trademark, patent, copyright and trade secret protection may not be available or commercially feasible in every country in which our software is available or where we have employees or independent contractors.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could materially adversely affect our brand and business. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related patents, patent applications and trademark filings at risk of not issuing or being cancelled. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new functionality to our platform, result in our substituting inferior or more costly technologies into our platform or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, financial condition and results of operations could be adversely affected.

We may be subject to intellectual property rights claims by third-parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

We cannot guarantee that the operation of our business does not infringe the intellectual property rights of third-parties. Companies in the software and technology industries, including some of our current and potential competitors, own significant numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Further, patent litigation may involve patent holding companies, commonly known as patent "trolls," or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. In the past, we have been subject to allegations of patent infringement that were unsuccessful, and we may in the future be subject to claims that we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility or face increasing competition, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to enterprise software companies. In addition, we may in the future be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. To the extent that intellectual property claims are made against our customers based on their usage of our technology, we have certain obligations to indemnify and defend such customers from those claims. The term of our contractual indemnity provisions often survives termination or expiration of the applicable agreement. Large indemnity payments, defense costs or damage claims from contractual breach could adversely affect our business, financial condition and results of operations.

Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, could divert our management's attention and other resources and could result in adverse publicity. These claims could also subject us to making substantial payments for legal fees, settlement payments and other costs or damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. Intellectual property claims could also result in our having to stop making, selling, offering for sale or using technology found to be in violation of a third party's rights. We might be required to seek a license for the third-party intellectual property rights, which may not be available on reasonable terms or at all. Even if a license is available to us, we may be required to pay significant upfront fees, milestone payments or royalties, which would increase our operating expenses. Moreover, to the extent we only have a license to any intellectual property used in our platform, there may be no guarantee of continued access to such intellectual property, including on reasonable terms. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products or cease business activities covered by such intellectual property and may be unable to compete effectively. Any of these results would adversely affect our business, financial condition and results of operations.

We could face liability, or our reputation might be harmed, as a result of the activities of our customers, the content sent through our platform or the data they store on our servers.

As a provider of cloud-based solutions, we may be subject to potential liability for the activities of our customers on or in connection with the content or data they store on or send through our servers. Although our customer terms of use and our acceptable use policy, or AUP, prohibit (1) illegal use of our services by our customers, (2) the use of our services for certain activities that do not comply with industry standards and guidelines outlined in our AUP, or (3) the use of our services in any manner that would infringe, misappropriate or otherwise violate the intellectual property rights of third-parties, customers may nonetheless engage in prohibited activities or upload or store content with us in violation of our agreement, our AUP, applicable law or the customer's own policies, which could subject us to liability and/or harm our reputation.

We do not typically monitor the content, activities or messages of our customers in connection with their use of our services, so inappropriate content may be sent to third-parties, which could subject us to legal liability. Even if we comply with legal obligations to remove or disable certain content, our customers may continue to send messages through our platform that third-parties may find hostile, offensive or inappropriate. The activities of our customers or the content of our customers' messages may lead us to experience adverse political, business and reputational consequences, especially if such use is high profile. For instance, if our customers use our platform in violation of law it may subject us to increased regulatory scrutiny or direct financial penalties, either of which may have an adverse effect on our reputation and financial results, even if we have complied with our legal obligations. Conversely, actions we take in response to the activities of our customers or users, up to and including suspending their use of our products or services, may harm our brand and reputation.

There are certain statutory and common law frameworks and doctrines that offer defenses against liability for customer activities, including the Digital Millennium Copyright Act, the Communications Decency Act, the fair use doctrine in the United States and the Electronic Commerce Directive in the EU. Although these and other statutes and case law in the United States offer certain defenses against liability from customer activities under U.S. copyright law or regarding secondary liability from the Telephone Consumer Protection Act or the Controlling the Assault of Non-Solicited Pornography and Marketing Act, they are subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and in any event we cannot assure you that we will be successful in asserting them. In addition, pending or recently adopted legislation in the EU may impose additional obligations or liability on us associated with content uploaded by users to our platform. Laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Even if ultimately resolved in our favor, we may become involved in related complaints, lawsuits or investigations which add cost to our doing business and may divert management's time and attention or otherwise harm our reputation.

Risks Related to Socioeconomic Factors

Our future revenue and results of operations could be harmed if the increases in demand we have seen from certain industries as a result of the COVID-19 pandemic fail to continue after the pandemic ends.

In response to the COVID-19 pandemic, including the emergence of new variant strains of COVID-19, governments previously instituted shelter-in-place orders, social distancing requirements, travel restrictions and similar measures to slow infection rates. These restrictions have prompted shifts from physical commerce to ecommerce, from in-room dining to take out and delivery, from gyms to at home health and fitness and from the theaters to in-home media streaming services. Despite our penetration in these industries that have benefited from increased demand in the COVID-19 era, this trend may not continue. After the COVID-19 pandemic has abated, some of our customers may experience decreases or decreased growth rates in transactions, which would negatively affect our business, financial condition and results of operations. We may also experience decreases or decreased growth rates in sales of new subscriptions to some of our customers, which would adversely affect our business, financial condition and results of operations.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, in the past we have taken measures intended to help minimize the risk of the virus to our employees and the communities in which we participate, including promoting a remote work environment for our employees. While we have reopened many of our offices, a significant portion of our employees continue to work remotely under our hybrid work model.

We have a distributed workforce and our employees are accustomed to working remotely and working with others who are working remotely. However, as we continue to reopen our offices, we may face operational or other challenges as we and our customers, partners, suppliers and vendors and other parties with whom we do business continue to adjust to a hybrid model of remote and onsite work. These challenges may result in operational inefficiencies or employee dissatisfaction, either of which could harm our business. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic, including the emergence of new variant strains of COVID-19, and seeking to manage its effects on our business and workforce. For instance, due to the prior emergence of variant strains of COVID-19, we had to previously alter our office reopening plans and modified or cancelled anticipated events. If a new variant strain of COVID-19 or another highly infectious disease were to arise, we might be forced to take similar actions again in the future. Further, the emergence of new variant strains of COVID-19 or other highly infectious diseases could also adversely affect workforces, economies and financial markets globally, potentially leading to an economic downturn and a reduction in customer spending on our products or an inability for our customers, partners, suppliers or vendors or other parties with whom we do business to meet their contractual obligations.

While it is not possible at this time to predict the duration and extent of the impact that COVID-19, the emergence of new variant strains of COVID-19 or any other highly infectious disease could have on worldwide economic activity and our business in particular, the continued spread of COVID-19, especially in light of the emergence of new variant strains of COVID-19, the timing, distribution, rate of public acceptance and efficacy of vaccines and other treatments, and the measures taken by governments, businesses and other organizations in response to COVID-19 or any other highly infectious disease could adversely impact our business, financial condition and results of operations. Moreover, to the extent the COVID-19 pandemic or any other future health pandemic adversely affects our business, financial condition, and results of operations, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, including, but not limited to, those related to our ability to expand within our existing customer base, acquire new customers, develop our sales and marketing capabilities, and expand internationally.

Natural catastrophic events and human-made problems such as climate change, power disruptions, computer viruses, global pandemics, data security breaches and terrorism may disrupt our business.

We rely heavily on our network infrastructure and information technology systems for our business operations. An online attack, damage as a result of civil unrest, earthquake, fire, terrorist attack, power loss, global pandemics (such as the COVID-19 pandemic, including the emergence of new variant strains of COVID-19), telecommunications failure, climate change-related events or other similar catastrophic event could cause system interruptions, delays in accessing our service, reputational harm and loss of critical data. Such events could prevent us from providing our platform and products to our customers. A catastrophic event that results in the destruction or disruption of our data centers, or our network infrastructure, or information technology systems, including any errors, defects, or failures in third-party hardware, could affect our ability to conduct normal business operations and adversely affect our results of operations. In addition, many companies that provide cloud-based services have reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic. Further, events outside of our control, including natural disasters, climate change-related events, pandemics (such as the COVID-19 pandemic) or health crises may arise from time to time and be accompanied by governmental actions. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations.

Risks Related to Public Company Reporting

We have an unremediated material weakness in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit and preparation of our audited consolidated financial statements for the fiscal year ended January 31, 2023, we determined that our material weakness related to the lack of properly designed controls related to accounting for revenue recognition in accordance with standards under Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*, was unremediated as of January 31, 2023.

While we are working to remediate the material weakness through the development and implementation of processes and controls over the revenue process, they have not been in operation for a sufficient period of time to demonstrate that the material weakness has been remediated. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weakness we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weakness in a timely manner, there could continue to be a reasonable possibility that our internal control deficiencies or others could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

As a public company, we are required to further design, document and test our internal control over financial reporting to comply with Section 404. We cannot be certain that additional material weaknesses and control deficiencies will not be discovered in the future. If material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or adequately reduce the risk of fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Class A common stock to decline. If we have material weaknesses in the future, it could affect the financial results that we report or create a perception that those financial results do not fairly state our financial position or results of operations. Either of those events could have an adverse effect on the value of our Class A common stock.

Further, even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

Risks Related to Ownership of Our Class A Common Stock

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our Class A or Class B common stock and we do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and governed by the limitations of any credit agreements we may become party to. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

The dual class structure of our common stock has the effect of concentrating voting control with our executive officers, directors and significant holders of our capital stock, which limits the ability of holders of our Class A common stock to influence the outcome of important transactions.

Our Class B common stock has ten votes per share and our Class A common stock, which is the stock listed on the Nasdaq Global Select Market, has one vote per share. As a result, as of January 31, 2023, holders of our Class B common stock collectively beneficially owned, in the aggregate, shares representing approximately 84.8% of the voting power of our outstanding capital stock, and our executive officers, directors and holders of 5% or more of our common stock (by voting power) collectively beneficially owned, in the aggregate, outstanding shares representing approximately 87.0% of the total voting power of our outstanding capital stock. As a result, the holders of our Class B common stock, and in particular our executive officers, directors and holders of 5% or more of our common stock (by voting power), will be able to exercise considerable influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to holders of our Class A common stock or that may not be aligned with the interests of holders of our Class A common stock. This control may adversely affect the market price of our Class A common stock.

Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of certain stockholders, including our executive officers, employees and directors, investors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. In July 2017, FTSE Russell and Standard & Poor's announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure makes us ineligible for inclusion in either of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

An active public trading market for our Class A common stock may not develop or be sustained.

Prior to the closing of our initial public offering in November 2021, no public market for our Class A common stock existed. An active public trading market for our Class A common stock may not continue to develop or, if further developed, it may not be sustained. The lack of an active market may impair the ability of holders of our Class A common stock to sell their shares at the time they wish to sell them or at a price that the holders of our Class A common stock consider reasonable. The lack of an active market may also reduce the fair value of shares of our Class A common stock. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, each as currently in effect, may have the effect of delaying or preventing a change of control or changes in our management. Such amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

• authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our Class A common stock;
• require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
• specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors or our chief executive officer;
• establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
• establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;
• prohibit cumulative voting in the election of directors;
• provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;
• provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and
• require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that holders of our Class A common stock would receive a premium for their shares of our Class A common stock in an acquisition.

The provision of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation as currently in effect provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware be the sole and exclusive forum for:

• any derivative claim or cause of action brought on our behalf;

- any claim or cause of action asserting a breach of fiduciary duty;
- any claim or cause of action against us arising under the DGCL;
- any claim or cause of action arising under or seeking to interpret our amended and restated certificate of incorporation or our amended and restated bylaws; and
- any claim or cause of action against us that is governed by the internal affairs doctrine.

Our amended and restated certificate of incorporation as currently in effect further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act, including all causes of action asserted against any defendant named in such complaint. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying any offering.

Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our currently effective amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following filing of this Annual Report on Form 10-K, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A common stock.

We have registered all of our common stock issuable upon exercise of outstanding stock options, settlement of outstanding restricted stock units, or RSUs, or otherwise issuable pursuant to the terms of the purchase rights under our employee stock purchase plan or any equity incentives we may grant in the future, for public resale under the Securities Act. Such underlying common stock will become eligible for sale in the public market to the extent such options or purchase rights are exercised or RSUs are settled, subject to compliance with applicable securities laws.

Further, the holders of Class A and Class B common stock issued in connection with the conversion of our previously outstanding convertible preferred stock immediately prior to the completion of our initial public offering have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

General Risk Factors

The price of our Class A common stock may be volatile, and you may lose some or all of your investment.

The market price of our Class A common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors. Factors that may affect the market price of our Class A common stock include:

- actual or anticipated fluctuations in our financial condition and results of operations;
- variance in our financial performance from expectations of securities analysts;
- changes in the prices of our products and services;
- changes in our projected financial condition and results of operations;
- changes in laws or regulations applicable to the provision of our products and services;
- announcements by us or our competitors of significant business developments, acquisitions or new offerings;
- security breaches impacting us or similar companies;
- our involvement in any material litigation;

- future sales of our Class A common stock by us or our stockholders or our sales of other securities in the future;
- changes in senior management or key personnel;
- the trading volume of our Class A common stock;
- changes in the anticipated future size and growth rate of our market;
- general economic, regulatory and market conditions; and
- technical factors in the public trading market for our Class A common stock that may produce price movements that may or may not comport with macro, industry, or company-specific fundamentals, including, without limitation, the sentiment of retail investors, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our Class A common stock and other technical trading factors.

Accordingly, we cannot assure you of the liquidity of an active trading market, your ability to sell your shares of our Class A common stock when desired, or the prices that you may obtain for your shares of our Class A common stock. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Additionally, the recent and acute volatility among certain financial institutions have raised questions regarding the stability of the banking sector and, while such volatility has not adversely affected our operations, it has had an adverse impact on the equity and credit markets. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our Class A common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management's attention.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans and purchase rights to our employees under our employee stock purchase plan. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products, services or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. Our business results may vary significantly from such analyst estimates or any analyst consensus due to a number of factors, many of which are outside of our control, including due to the global economic uncertainty and financial market conditions, including as a result of (1) global and domestic disruptions, such as the COVID-19 pandemic or the emergence of new variant strains of COVID-19 and any uncertainties related to the recovery therefrom, (2) international conflicts that may impact international trade and global economic performance, such as the ongoing conflict between Russia and Ukraine and the related economic sanctions imposed by the United States and its trading partners against Russia and Belarus and (3) other macroeconomic trends, such as instability of financial institutions, international and domestic supply chain risks, inflationary pressure, interest rate increases and declines in consumer confidence, that impact us and our customers, which could adversely affect our business, financial condition and results of operations. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to support compliance with our public company responsibilities and corporate governance practices.

We have only recently become a public company. Accordingly, we have incurred, and expect to continue to incur, significant finance, legal, accounting and other expenses, including director and officer liability insurance, that we did not incur as a private company. Additionally, we expect our finance, legal, accounting and other expenses related to being a public company to increase as we are no longer an "emerging growth company," and we can no longer take advantage of the scaled reporting obligations available to emerging growth companies. Our management and other personnel will also be required to devote a substantial amount of time to support compliance with these additional requirements. We cannot predict or estimate the amount of additional costs we will incur as a result of no longer qualifying as an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, stock exchange listing requirements, and other applicable securities rules and regulations impose various requirements on public companies in the United States. Our management and other personnel devote a substantial amount of time to support compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, SEC proposals on climate-related disclosures may require us to update our accounting or operational policies, processes, or systems to reflect new or amended financial reporting standards. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters is located in New York City, where we lease approximately 84,000 square feet pursuant to two leases that expire in April 2024. We have also leased approximately 92,300 square feet of general office space in in New York City to act as our headquarters once these leases expire. This new lease commences in October 2023 and will terminate in January 2034. We also lease additional office space in Austin, Berlin, Chicago, Jakarta, London, Paris, San Francisco, Singapore, and Tokyo. These offices are leased, and we do not own any real property. We believe that our current facilities are generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

Item 3. Legal Proceedings

From time to time, we may become involved in various legal proceedings arising from the normal course of business activities. As of the date of this Annual Report on Form 10-K, we are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings can be costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information for Our Common Stock

Our Class A common stock is traded on The Nasdaq Global Select Market, or Nasdaq, under the symbol "BRZE". Our Class B common stock is not listed or traded on any exchange, but each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and is automatically converted upon sale or transfer into one share of Class A common stock.

Holders of Record

As of March 24, 2023, there were 20 stockholders of record of our Class A common stock. The number of stockholders of record is based upon the actual number of holders registered with our transfer agent on this date and does not include holders of Class A common stock in "street name" by brokers or other entities on behalf of stockholders or any other individual participants in security position listings.

As of March 24, 2023, there were approximately 32 stockholders of record of our Class B common stock.

Dividend Policy

We have never declared or paid any dividends on our Class A common stock or Class B common stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in any debt agreements, and other factors that our board of directors may deem relevant.

Unregistered Sales of Equity Securities

None.

Use of Proceeds

Not applicable.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements that are based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under the section entitled "Risk Factors" in Item 1A of Part I of this Annual Report on Form 10-K. See "Special Note Regarding Forward Looking Statements" in this Annual Report on Form 10-K.

Overview

Braze is a leading comprehensive customer engagement platform that powers customer-centric interactions between consumers and brands. Our platform empowers brands to listen to their customers better, understand them more deeply, and act on that understanding in a way that is human and personal. Using our platform, brands ingest and process customer data in real time, orchestrate and optimize contextually relevant, marketing campaigns across multiple channels. Our platform is designed so that interactions between brands and consumers have the same relevance and cross-channel continuity as human interactions.

Our customers include many established global enterprises and leading technology innovators, and span a wide variety of sizes and industries, including retail, eCommerce, media, entertainment and on-demand services.

We primarily generate revenue from the sale of subscriptions to customers for the use of our platform. Our subscription fees are principally based on an upfront commitment by our customers for a specific number of monthly active users, on a cost-per-message basis for volume of email and/or SMS messages sent, platform access and/or support and certain add-on products. Additionally, we provide professional services, which better enable customers to successfully onboard and use our platform, including certain premium professional services such as email deliverability support and dedicated technical support staff.

We employ a land-and-expand business model centered around offering products that are easy to adopt and have a rapid time to value. We expand our reach within existing customers when our customers add new channels, purchase additional subscription products such as Braze Currents, implement new engagement strategies, or onboard new business units and geographies. We also grow as our customers grow because our pricing is based in large part on the number of consumers that our customers reach and the volume of messages our customers send. Accordingly, as our customers increase the use of our platform and increase the number of end users reached via our platform, the value of our contracts with such customers also increases.

We have grown significantly in recent periods. We generated revenue of $355.4 million, $238.0 million, and $150.2 million in the fiscal years ended January 31, 2023, 2022, and 2021, respectively, representing year-over-year growth of 49% from the fiscal years ended January 31, 2022 to January 31, 2023 and 58% from the fiscal year ended January 31, 2021 to January 31, 2022. We had net losses of $140.7 million, $78.2 million and $32.0 million, in the fiscal years ended January 31, 2023, 2022, and 2021, respectively. We had net cash used in operating activities of $22.3 million, $35.4 million, and $6.1 million in the fiscal years ended January 31, 2023, 2022, and 2021, respectively. Our Non-GAAP free cash flow was $(39.0) million, $(39.8) million and $(10.4) million in the fiscal years ended January 31, 2023, 2022, and 2021, respectively. See the section titled "— Non-GAAP Free Cash Flow" for additional information about how we calculate free cash flow, a non-GAAP financial metric, and a reconciliation to net cash used in operating activities, the most directly comparable measure calculated in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Factors Affecting Our Performance

Acquiring New Customers

We believe there is substantial opportunity to continue to grow our customer base. We intend to continue to expand our customer base in verticals where we already have a strong presence, such as retail, eCommerce, media, entertainment and on-demand services, and to increase our presence in verticals where we are not yet strongly represented. Through our sales and marketing efforts, we plan to capitalize on the ongoing digital transformation in regulated industries like healthcare and financial services to further propel adoption of our technology. As of January 31, 2023, we had 1,770 customers across a broad range of sizes and industries. Our ability to attract new customers will depend on a number of factors, including the quality and pricing of our products, offerings of our competitors and the effectiveness of our marketing efforts.

We define a customer as the separate and distinct, ultimate parent-level entity that has an active subscription with us to use our products. A single organization could have multiple distinct contracting divisions or subsidiaries, all of which together would be considered a single customer.

Expanding Within Our Existing Customer Base

We believe we can achieve significant growth by expanding sales within our existing customer base. We expand the use of our platform by existing customers by, among others, adding new channels and increasing the messaging volume we sell to our customers as their businesses and needs continue to grow. We intend to continue to invest in developing and enhancing our products and functionality. Our ability to increase sales to existing customers will depend on a number of factors, including our customers' satisfaction with our solutions, the ability of our customers to attract new end users, competition, pricing and overall changes in our customers' spending levels.

Historically, we have experienced significant expansion within a customer's business once our platform is deployed, with customers typically increasing the number of monthly active users, channels and use cases as well as purchasing additional products. A monthly active user is an end user of a customer who has engaged with the customer's applications and websites in the previous calendar month. We include each distinguishable end user in our calculation of monthly active users, even though some users may access our customers' applications and websites using more than one device, and multiple users may gain access using the same device. As of January 31, 2023, we had approximately 4.8 billion monthly active users, up from approximately 3.7 billion monthly active users as of January 31, 2022. Currently, our in-product messaging channels consist of Content Cards, which embed personalized content into a brand's website or application, and in-app and in-browser messages.

Our out-of-product channels include, but are not limited to, mobile push notifications, web push notifications, email, SMS and MMS messages, webhooks, Facebook and Google advertisements and multiple over-the-top media services and connected TV channels. We have also added early access to both WhatsApp and TikTok advertisements to certain customers on our platform.

In addition to monthly active users, we have a history of increasing annual recurring revenue, or ARR, from our customers. We define ARR as the annualized value of customer subscription contracts, including certain premium professional services that are subject to contractual subscription terms, as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, expansion or contraction of existing customers relationships or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. Our ARR may decline or fluctuate as a result of a number of factors, including customers' satisfaction or dissatisfaction with our products and professional services, pricing, competitive offerings, economic conditions or overall changes in our customers' spending levels. ARR should be viewed independently of revenue and does not represent our GAAP revenue on an annualized basis or a forecast of revenue, as it is an operating metric that can be impacted by contract start and end dates and renewal rates.

For clarity, we use annualized invoiced amounts per customer subscription contract, including certain premium professional services that are subject to contractual subscription terms, as compared to revenue calculated in accordance with GAAP, to calculate our ARR. Our invoiced amounts are not matched to the performance obligations associated with the underlying subscription contract and premium professional service obligations as they are with respect to our GAAP revenue. This can result in timing differences between our GAAP revenue and ARR calculations. For our revenue calculated in accordance with GAAP, we recognize revenue related to contracts with customers in an amount that reflects the consideration to which we expect to be entitled in exchange for subscription and professional services. See the section titled "— Critical Accounting Policies and Estimates" for additional information regarding how we recognize revenue on a GAAP basis. Investors should not place undue reliance on ARR as an indicator of our future or expected results. Moreover, ARR may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics.

A further indication of the propensity of our customer relationships to expand over time is our dollar-based net retention rate. We calculate our dollar-based net retention rate as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the point-in-time dollar-based net retention rate. We then calculate the weighted average point-in-time dollar-based net retention rates as of the last day of each month in the current trailing 12-month period to arrive at the dollar-based net retention rate. Our dollar-based net retention rate for the trailing 12 months ended January 31, 2023, 2022, and 2021, was 124%, 128%, and 123% respectively, for all our customers, and 126%, 136%, and 133%, respectively, for our customers with ARR of $500,000 or more. In addition, 156, 107, and 71 of our customers had ARR of $500,000 or more as of January 31, 2023, 2022, and 2021, respectively.

Expanding Geographically

We believe there is a significant opportunity to continue to expand our presence in international markets we have already penetrated and by entering markets we have not yet penetrated. For the fiscal years ended January 31, 2023, 2022, and 2021, approximately 42%, 40%, and 40%, of our revenue was generated outside of the United States, respectively. We expect to increase market penetration in regions including Europe and Asia-Pacific and to further capitalize on the greenfield opportunity in regions such as Latin America. Although these investments in geographic regions may negatively affect our operating results in the near term, we believe that they will contribute to our long-term growth.

Sustaining Innovation and Technology Leadership

Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. We are focused on investing in research and development to continue to enhance our platform. For example, we continue to enable brands to better analyze and act on customer data, to develop our artificial intelligence capabilities, and to expand on channel offerings. We believe our market-driven product development approach maximizes the return on new feature development and channel expansion. Our customers consistently volunteer to participate in the testing of new products, which indicates their appetite for new and innovative functionality. We believe our continued innovation will provide new avenues for growth through which we will continue to deliver differentiated outcomes for our customers. We intend to continue to invest in building additional products that expand our capabilities and facilitate the extension of our platform to new channels and use cases.

Impact of Global Events and Macroeconomic Conditions on Our Business

Unfavorable conditions in the economy, both in the United States and abroad, may negatively affect the growth of our business and our results of operations. For example, global, macroeconomic events such as (1) the COVID-19 pandemic or any other similar health pandemic, including the emergence of new variant strains of COVID-19, and any uncertainties related to the recovery therefrom, (2) international conflicts that may impact international trade and global economic performance, such as the ongoing conflict between Russia and Ukraine and the related economic sanctions imposed by the United States and its trading partners against Russia and Belarus and (3) other macroeconomic trends, such as international and domestic supply chain risks, inflationary pressure, interest rate increases and declines in consumer confidence, that impact us and our customers, have led to economic uncertainty. Additionally, the rapid collapse of Silicon Valley Bank and Signature Bank has raised questions regarding the stability of other U.S. banks. While, to date, we have not been materially impacted by such events, if our primary banking partners, or the banking partners of our customers, were to experience a similar crisis, it may cause a material impact on our liquidity or the liquidity of our customers. Further, we cannot predict what effect, if any, the collapse of Silicon Valley Bank and Signature Bank and the current stress on other financial institutions will have on our customers who relied on these institutions as their primary financial institution. If these customers face liquidity challenges as a result of these recent collapses, it may cause such customers to delay, or fail to, make payments to us or otherwise reduce their demand for our products. Historically, during periods of economic uncertainty and downturns, businesses slow spending on information technology, which may impact our business. Additionally, these macroeconomic conditions have also negatively impacted the businesses of some of our customers and potential customers, which in turn may cause them to decrease spending on customer engagement tools, such as our platform. In recent quarters, we have seen slower growth from new customers, which may be related to the uncertain macroeconomic environment. We cannot predict if these trends will continue, and, accordingly, we are not able to estimate the ongoing effects on our results of operations, financial condition or liquidity as a result of these macroeconomic factors. For additional details, see the section titled "Risk Factors" in Item 1A of Part I of this Annual Report on Form 10-K.

Components of Results of Operations

Revenue

Revenue is derived from two primary sources: (1) subscription services and (2) professional services and other.

Subscription services primarily consist of access to our customer engagement platform and related customer support. Our customers enter into a subscription for committed contractual entitlements. To the extent that our customers' usage exceeds the committed contractual entitlements under their subscription plans, they are charged for excess usage, or they may exercise an option to purchase an incremental volume tier of committed contractual entitlements. Revenue associated with platform subscriptions is recognized ratably over the contract term, which is consistent with the period over which services are provided to the customer. Fees associated with excess usage and incremental volume are also treated as subscription revenue. To date, fees associated with excess usage have not been material.

Professional services and other revenue consists of fees for distinct services rendered in training and assisting our customers to configure our platform for their use at the onset of their initial contract or when a new product is purchased. Such revenue is generally recognized over a period of up to six months from providing access to the platform. We also provide additional platform and feature enhancement and optimization services which are generally recognized ratably over the contract term.

Deferred revenue consists of customer billings in advance of revenue being recognized. We generally invoice our customers for subscription services arrangements annually in advance and for professional services upfront.

Cost of Revenue

Cost of revenue consists of direct costs related to providing platform access to our customers and to performing onboarding and professional services including consulting services. These costs primarily include payments to third-party cloud infrastructure providers for hosting software solutions, costs associated with application service providers utilized to deliver the platform, personnel-related costs, including salaries, cash-based performance compensation, benefits and stock-based compensation, and overhead cost allocations, including rent, utilities, depreciation, information technology costs, amortization of internal use software and certain administrative personnel costs.

We intend to continue to invest additional resources in our platform infrastructure and our customer support and success organizations to expand the capabilities of our platform. The level, timing and relative investment in our infrastructure could affect our cost of revenue in the future. We expect our cost of revenue to increase for the foreseeable future as we continue to grow our business.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as our revenue and cost of revenue fluctuates, including as a result of the timing and amount of resources we dedicate to improving our platform and expanding our products.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development and general and administrative expenses. Personnel costs, including salaries, cash-based performance compensation, benefits and stock-based compensation, are the most significant component of operating expenses. Operating expenses also include allocated overhead costs, which include rent, utilities, depreciation, information technology costs and certain administrative personnel costs. As we continue to expand our operations, we expect an increase in personnel headcount and expansion of our global footprint.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs for our sales and marketing organization, sales commissions, costs related to brand awareness, sponsorships, customer marketing events and advertising, agency costs, travel-related expenses and allocated overhead costs.

We intend to continue to invest in sales and marketing to help drive the growth of our business. We expect our sales and marketing expenses will increase in absolute dollars as we continue to invest in sales and marketing activities to acquire new customers and increase sales to existing customers.

Research and Development

Research and development expenses consist primarily of personnel costs for our engineering, service, design and information technology teams. Additionally, research and development expenses include allocated overhead costs and contractor fees. Research and development costs are expensed as incurred. Capitalized internal-use software development costs are excluded from research and development expenses as they are capitalized as a component of property and equipment, net and amortized to cost of revenue over the software's expected useful life, which is generally three years.

We expect to continue our investment in research and development to enhance the user experience of our current customers and attract new customers. We expect research and development expenses to increase in absolute dollars as we continue to invest in enhancing our platform.

General and Administrative

General and administrative expenses consist primarily of personnel costs for finance, legal, human resources and other administrative functions, as well as non-personnel costs such as legal, accounting and other professional service fees, software costs, certain tax, license and insurance-related expenses and allocated overhead costs. Additionally, from time to time general and administrative expenses may include expenses associated with our donation of shares of our Class A common stock to a charitable donor-advised fund in connection with our Pledge 1% commitment.

We expect that general and administrative expenses will increase in absolute dollars and vary from period to period as a percentage of revenue for the foreseeable future but decrease as a percentage of revenue over the long term, as we focus on processes, systems, and controls to enable our internal support functions to scale with the growth of our business. We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on The Nasdaq Stock Market LLC, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and higher expenses for directors' and officers' insurance, investor relations and professional services.

Other Income (Expense), Net

Other income (expense), net, primarily consists of net exchange gains or losses on foreign currency transactions and investment income consists primarily of income earned on our investments, cash and cash equivalents, and restricted cash.

Provision for Income Taxes

Provision for income taxes consists of state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We maintain a full valuation allowance in jurisdictions where we had net deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table sets forth our consolidated statements of operations data for each of the periods indicated:

	Fiscal Year Ended January 31,		
	2023	2022	2021
	(in thousands)		
Revenue	$ 355,426	$ 238,035	$ 150,191
Cost of revenue [1]	115,818	78,511	54,511
Gross profit	239,608	159,524	95,680
Operating expenses:			
Sales and marketing [1]	201,684	127,137	70,661
Research and development [1]	97,293	59,034	29,212
General and administrative [1]	88,771	51,564	27,959
Total operating expenses	387,748	237,735	127,832
Loss from operations	(148,140)	(78,211)	(32,152)
Other income (expense), net	7,977	(121)	720
Loss before provision for income taxes	(140,163)	(78,332)	(31,432)
Provision for (benefit from) income taxes	583	(165)	537
Net loss	$ (140,746)	$ (78,167)	$ (31,969)

[1] Includes stock-based compensation expense, net of amounts capitalized as follows:

	Fiscal Year Ended January 31,		
	2023	2022	2021
	(in thousands)		
Cost of revenue	$ 3,616	$ 2,185	$ 650
Sales and marketing	23,871	16,281	2,892
Research and development	28,897	15,613	2,102
General and administrative	15,833	13,101	1,896
Total	$ 72,217	$ 47,180	$ 7,540

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for each of the periods indicated:

	Fiscal Year Ended January 31,		
	2023	2022	2021
	(as a percentage of revenue)		
Revenue	100 %	100 %	100 %
Cost of revenue	33 %	33 %	36 %
Gross profit	67 %	67 %	64 %
Operating expenses:			
Sales and marketing	57 %	53 %	47 %
Research and development	27 %	25 %	19 %
General and administrative	25 %	22 %	19 %
Total operating expenses	109 %	100 %	85 %
Loss from operations	(42)%	(33)%	(21)%
Other income (expense), net	2 %	— %	1 %
Loss before provision for income taxes	(40)%	(33)%	(20)%
Provision for (benefit from) income taxes	— %	— %	— %
Net loss	(40)%	(33)%	(20)%

Comparison of the Fiscal Years Ended January 31, 2023 and January 31, 2022

Revenue

	Fiscal Year Ended January 31,		Change	% Change
	2023	2022		
	($ in thousands)			
Revenue	$ 355,426	$ 238,035	$ 117,391	49.3 %

The increase in revenue of $117.4 million, or 49.3%, for the fiscal year ended January 31, 2023 compared to the fiscal year ended January 31, 2022 was primarily driven by an $116.7 million or 53% increase in subscription revenue. Approximately 72.5% of the increase in subscription revenue was attributable to the growth from existing customers due to customer expansion of committed contractual entitlements and features, and the remaining 27.5% was attributable to new customers. Total customers grew to 1,770 as of January 31, 2023 from 1,375 as of January 31, 2022. Professional services revenue increased $0.7 million, or 4%. The slower acceleration rate in professional services revenue was expected as new customers increasingly engaged with third-party partner-led onboarding services. The overall professional services revenue growth was driven by an increase in premium deliverability service fees, such as email deliverability support and dedicated technical support staff. Additionally, in the fiscal year ended January 31, 2023, our international revenue increased by $55.1 million as we continue to expand market penetration in regions such as Europe and Asia-Pacific.

Cost of Revenue, Gross Profit and Gross Margin

	Fiscal Year Ended January 31,		Change	% Change
	2023	2022		
	($ in thousands)			
Cost of revenue	$ 115,818	$ 78,511	$ 37,307	47.5 %
Gross profit	$ 239,608	$ 159,524	$ 80,084	50.2 %
Gross margin	67.4 %	67.0 %		

The increase in cost of revenue of $37.3 million, or 47.5%, for the fiscal year ended January 31, 2023 compared to the fiscal year ended January 31, 2022 was primarily driven by an increase of $15.4 million in hosting, infrastructure, and other third-party fees associated with delivering our platform and an $11.2 million increase in third-party messaging fees associated with growth in our email and SMS channels. In addition, we had an increase in personnel and overhead costs of $10.3 million. The increased infrastructure, messaging, and personnel costs were incurred to support overall revenue growth.

Our gross profit increased $80.1 million, or 50.2%, in the fiscal year ended January 31, 2023 compared to the fiscal year ended January 31, 2022, and our gross margin increased by 0.4% to 67.4% in the fiscal year ended January 31, 2023 from 67.0% in the fiscal year ended January 31, 2022. These increases were due primarily to economies of scale as our infrastructure costs to support our revenue growth did not increase at the same pace as our revenue, the increases were partially offset by a one-time vendor charge. In addition, we have undertaken initiatives to optimize the costs of our tech stack and drive personnel efficiencies related to customer support functions.

Operating Expenses

Sales and Marketing Expense

	Fiscal Year Ended January 31,		Change	% Change
	2023	2022		
	($ in thousands)			
Sales and marketing	$ 201,684	$ 127,137	$ 74,547	58.6 %

The increase in sales and marketing expense of $74.5 million, or 58.6%, for the fiscal year ended January 31, 2023 compared to the fiscal year ended January 31, 2022 was primarily driven by an increase in personnel and overhead costs of $47.2 million, which included $7.6 million of stock-based compensation costs, as a result of a year-over-year increase in headcount, coupled with an overall increase in grant date fair value of the equity awards. Software costs to support our sales function and recruiting fees increased $2.6 million as we continue to expand our sales and marketing presences globally. Additionally, the increase was driven in part by an increase in amortization of deferred contract costs of $8.4 million as a result of sales growth and an increase of $15.6 million in promotional, marketing, and travel and entertainment costs were primarily due to the loosening of COVID-19 travel and event restrictions which allowed for in-person, internal company trainings, in-person marketing events and in-person customer meetings.

Research and Development Expense

	Fiscal Year Ended January 31,		Change	% Change
	2023	2022		
	($ in thousands)			
Research and development	$ 97,293	$ 59,034	$ 38,259	64.8 %

The increase in research and development expense of $38.3 million, or 64.8%, for the fiscal year ended January 31, 2023 compared to the fiscal year ended January 31, 2022 was primarily driven by an increase of personnel and overhead costs of $35.8 million, which included $13.3 million of stock-based compensation costs, to support our continued investment in the features and functionality of our platform, coupled with an overall increase in grant date fair value of the equity awards. The increase in personnel costs was primarily due to a year-over-year increase in headcount. In addition, software costs increased $1.5 million as we continue investing in our platform.

General and Administrative Expense

	Fiscal Year Ended January 31,		Change	% Change
	2023	2022		
	($ in thousands)			
General and administrative	$ 88,771	$ 51,564	$ 37,207	72.2 %

The increase in general and administrative expenses of $37.2 million, or 72.2%, for the fiscal year ended January 31, 2023 compared to the fiscal year ended January 31, 2022 was primarily driven by an increase in personnel and overhead costs of $21.8 million, which included $2.7 million of stock-based compensation costs, and an increase in legal, regulatory, and professional services costs of $5.9 million. The increases were primarily due to a period-over-period increase in headcount, coupled with an overall increase in grant date fair value of the equity awards, as well as continued investments in our finance and administrative functions to build processes, systems, and controls to enable our ongoing compliance with public company legal and regulatory requirements. Software costs increased $2.6 million due to an increase in software subscriptions and the need for additional licenses related to existing subscriptions to support the continued optimization of our administrative support functions. In addition, costs increased $1.2 million in travel and entertainment, marketing, and promotion costs due to the loosening of COVID-19 travel and event restrictions which allowed for in-person, internal company meetings and trainings.

Additionally, we donated shares of our Class A common stock to a charitable donor-advised fund in connection with our Pledge 1% commitment valued at $4.3 million.

Other Income (Expense)

| | Fiscal Year Ended January 31, | | | |
	2023	2022	Change	% Change
	($ in thousands)			
Other income (expense), net	$ 7,977	$ (121)	$ 8,098	n/m

n/m - not meaningful

The increase in other income, net was primarily driven by investment income in marketable securities. The increase in investment income was substantially related to the higher cash and investments balances maintained related to the proceeds received upon completion of our initial public offering in November 2021.

Liquidity and Capital Resources

Sources of Funds

As of January 31, 2023, our principal source of liquidity was cash, cash equivalents and marketable securities of $482.7 million. Our cash and cash equivalents consist of deposit accounts, interest-bearing money market accounts, and U.S. government securities that are stated at fair value. Our marketable securities positions consists mostly of highly liquid short-term investments. The investment income that we generate on these investments is not material to our overall cash balance, but may be adversely affected due to volatility in interest rates.

Since our inception, we have financed our operations primarily through the net proceeds received from the sales of equity securities and cash generated from the sale of subscriptions to our platform. We have generated losses from our operations as reflected in our accumulated deficit of $353.9 million as of January 31, 2023, and cash flows used in operating activities for the fiscal year ended January 31, 2023 of $22.3 million.

A substantial source of our cash used in operating activities is our deferred revenue, which is included on our consolidated balance sheets as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recorded as revenue over the term of the subscription agreement. As of January 31, 2023, we had total deferred revenue of $166.1 million of which substantially all was recorded as a current liability. Deferred revenue will be recognized as revenue when all of the revenue recognition criteria are met.

Cash Flow Overview

The following table summarizes our cash flows for the periods presented:

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
	(in thousands)		
Net cash used in operating activities	$ (22,308)	$ (35,398)	$ (6,080)
Net cash (used in)/provided by investing activities	$ (398,519)	$ 18,040	$ 22,472
Net cash provided by financing activities	$ 11,332	$ 467,910	$ 4,866

Operating Activities

For the fiscal year ended January 31, 2023, net cash used in operating activities was $22.3 million, primarily due to a net loss of $140.7 million adjusted for non-cash charges of $109.0 million and net changes in our operating assets and liabilities of $9.4 million. The non-cash adjustments primarily relate to stock-based compensation of $72.2 million, amortization of deferred contract costs of $23.6 million, depreciation and amortization expense of $4.6 million, and expense associated with the donation of our Class A common stock to a charitable donor-advised fund of $4.3 million. The cash inflows from changes in our operating assets and liabilities were primarily due to an increase in deferred revenue of $39.9 million as a result of increased billings driven by timing of subscriptions and renewals. The cash inflows were offset by cash outflows primarily from an increase in deferred contract costs of $30.5 million as a result of commissions on new bookings and renewals.

For the fiscal year ended January 31, 2022, net cash used in operating activities was $35.4 million, primarily due to a net loss of $78.2 million adjusted for non-cash charges of $68.4 million and net changes in our operating assets and liabilities of

$25.7 million. The non-cash adjustments primarily relate to stock-based compensation of $47.2 million, amortization of deferred contract costs of $17.7 million and depreciation and amortization expense of $2.8 million. The cash outflow from changes in our operating assets and liabilities were primarily due to an increase in deferred contract costs and accounts receivable of $32.0 million and $29.8 million, respectively, as a result of commissions and billings for new bookings and renewals and prepaid expense and other current assets of $17.5 million due to prepayments for third-party software fees, primarily consisting of hosting arrangements. The cash outflow was offset by cash inflows primarily from an increase in deferred revenue of $51.5 million, as a result of increased billings driven by timing of subscriptions and renewals and an increase in total bookings, and an overall increase in accrued expenses and other current liabilities of $6.0 million related to employee compensation costs.

Investing Activities

Net cash used in investing activities was $398.5 million for the fiscal year ended January 31, 2023, primarily consisting of purchases of marketable securities of $638.2 million, partially offset by maturities of marketable securities of $256.4 million.

Net cash provided by investing activities was $18.0 million for the fiscal year ended January 31, 2022, primarily consisting of maturities of marketable securities of $59.3 million, partially offset by purchases of marketable securities of $36.9 million, purchases of property and equipment of $2.3 million and capitalized internal-use software costs of $2.1 million.

Financing Activities

Net cash provided by financing activities was $11.3 million for the fiscal year ended January 31, 2023, consisting solely of proceeds from the exercise of common stock options.

Net cash provided by financing activities was $467.9 million for the fiscal year ended January 31, 2022, primarily consisting of the proceeds from the issuance of Class A common stock upon our initial public offering, net of underwriting discounts and offering costs, of $457.1 million, proceeds from the exercise of common stock options of $8.4 million and an investment from our redeemable non-controlling interest in connection with our joint venture Braze KK of $2.5 million.

Non-GAAP Free Cash Flow

We report our financial results in accordance with GAAP. To supplement our consolidated financial statements, we provide investors with the amount of free cash flow, which is a non-GAAP financial measure. Our management uses free cash flow to assess our operating performance and our progress towards our goal of positive free cash flow. We define free cash flow as net cash used in operating activities less cash used for purchases of property and equipment and amounts capitalized for internal-use software development costs. We believe that free cash flow is a useful indicator of liquidity as it measures our ability to generate cash, or our need to access additional sources of cash, to fund operations and investments.

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are (1) it is not a substitute for net cash used in operating activities, (2) other companies may calculate free cash flow or similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a tool for comparison, and (3) the utility of free cash flow is further limited as it does not reflect our future contractual commitments and does not represent the total increase or decrease in our cash balance for any given period.

The following table presents a reconciliation of free cash flow to net cash provided by/(used in) operating activities, the most directly comparable measure calculated in accordance with GAAP, for the periods presented:

	Fiscal Year Ended January 31,		
	2023	2022	2021
	(in thousands)		
Net cash used in operating activities	$ (22,308)	$ (35,398)	$ (6,080)
Less:			
Purchases of property and equipment	(15,447)	(2,310)	(2,466)
Capitalized internal-use software costs	(1,258)	(2,065)	(1,886)
Non-GAAP Free cash flow	$ (39,013)	$ (39,773)	$ (10,432)
Net cash (used in)/provided by investing activities	$ (398,519)	$ 18,040	$ 22,472
Net cash provided by financing activities	$ 11,332	$ 467,910	$ 4,866

Our free cash flow increased slightly for the fiscal year ended January 31, 2023 from the fiscal year ended January 31, 2022, primarily as a result of continued investment in our sales and marketing function and in our infrastructure to support the growth of our business and our operations as a public company. We expect our free cash flow to fluctuate in future periods with changes in our operating expenses and as we continue to invest in our growth.

Liquidity Outlook

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contracts with our paying customers and related collection cycles. While our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base, increased research and development expenses to support the growth of our business and related infrastructure, and increased general and administrative expenses to support being a publicly-traded company, we believe our current cash, cash equivalents and marketable securities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our most significant funding requirements are principally comprised of employee compensation and related taxes and benefits, non-cancelable purchase commitments, and operating lease obligations. Non-cancelable purchase commitments for business operations and operating lease obligations total $248.6 million and $62.1 million, respectively, as of January 31, 2023, due primarily over the next five years. Purchase commitments for business operations are primarily related to cloud hosting, infrastructure, and other software-based services. Our future funding requirements to settle our obligations in foreign jurisdictions are subject to fluctuations due to changes in foreign exchange rates.

While we anticipate being able to satisfy our commitments through a combination of our available current cash, cash equivalents and marketable securities, and cash generated from the sale of subscriptions to our platform, if our estimates prove to be inaccurate we may seek to sell additional equity or other securities that may result in dilution to our stockholders, issue debt or seek other third-party funding, in order to satisfy our future funding requirements.

Comparison of the Fiscal Years Ended January 31, 2022 and January 31, 2021

For a discussion regarding our financial condition and results of operations for the fiscal year ended January 31, 2022 compared to the fiscal year ended January 31, 2021, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for our fiscal year ended January 31, 2022, filed with the SEC on March 31, 2022.

Seasonality

We have experienced seasonality in our cost of revenue as a result of our customers' increased usage of our platform based on their business demands. We typically experience the highest sequential increase in overall messaging volume and compute and storage requirements during the fourth quarter due to the increased activity related to the holiday season and general customer engagement efforts around the end of the calendar year.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the following critical accounting policies involve a greater degree of judgement or complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We generate revenue from fees related to subscription services and professional services and other. We recognize revenue related to contracts with customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services. This is determined by following a five-step process, which includes (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price and (5) recognizing revenue when we satisfy a performance obligation.

We identify performance obligations in a contract based on the goods and services that will be transferred to the customer that are identifiable from other promises in the contract, or that are distinct. If not considered distinct, the promised goods or services are combined with other goods or services and accounted for as a combined performance obligation. Determining the distinct performance obligations in a contract requires judgment. Our performance obligations primarily include access to our platform, which includes subscription contracts, technical support and platform updates and professional services, which include onboarding services.

We allocate the transaction price of the contract to each distinct performance obligation on a relative standalone selling price basis. Estimating standalone selling prices for our performance obligations requires judgment and is based on multiple factors, including, but not limited to, observable cost data, industry margin studies, historical selling prices, internal cost structure, internal pricing policies, and pricing practices in different regions and sales channels. We review the estimated standalone selling price for our performance obligations periodically and update, if needed, to ensure that the methodology utilized reflects our current pricing practices. The transaction price allocated to each performance obligation is recognized as revenue when or as the products or services are transferred to the customer.

Cost to Obtain a Contract with a Customer

We capitalize incremental costs of obtaining revenue contracts, which primarily consist of internal sales commissions and agent commissions. We amortize these commissions on a systematic basis, consistent with the pattern of transfer of the expected benefit period or services to which the contract relates, generally up to four years. Four years represents the estimated benefit period of the customer relationship taking into account factors such as peer estimates of technology lives and customer lives as well as our own historical data. Commissions paid for contract renewals are amortized over the renewal period.

Contract costs are amortized on a straight-line basis over up to four years, which reflects the expected period of benefit of the performance obligation, and may be longer than the initial contract period. We determine the estimated benefit period by considering both qualitative and quantitative factors, including the length of the subscription terms in our customer contracts and the anticipated life of our technology, among other factors.

Stock-Based Compensation

We measure and record the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. We recognize stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and use the straight-line method to recognize stock-based compensation. We use the Black-Scholes-Merton, or Black-Scholes, option pricing model to determine the fair value of stock based awards.

We estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. We estimate our forfeitures rate based on an analysis of our actual historical forfeitures materializing in the previous fiscal years, and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and expectations of future option exercise behavior.

We calculate the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility

We estimate volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options' expected term since we do not have sufficient trading history of our common stock.

Expected Term

The expected term of our stock options represents the period that the stock-based awards are expected to be outstanding. We have elected to use the simplified method to compute the expected term, which we believe is representative of future behavior. Our stock plans provide a contractual term of 10 years before the option is forfeited.

Risk-Free Interest Rate

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent term of the expected life of the option on the grant date.

Dividend Yield

We have not declared or paid dividends to date and do not anticipate declaring dividends in the foreseeable future. As such, the dividend yield has been estimated to be zero.

Fair Value of Common Stock

Prior to our initial public offering, the fair value of the common stock underlying the stock option awards was determined by our board of directors. Given the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved. These factors included, but were not limited to, (i) contemporaneous third party valuations of our common stock; (ii) the rights, preferences, and privileges of our convertible preferred stock relative to our common stock; (iii) the lack of marketability of our common stock; (iv) stage and development of our business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework was used.

Subsequent to our initial public offering, the fair value of each share of underlying common stock is based on the closing price of our Class A common stock as reported on the Nasdaq Stock Market on the date of grant.

Income Taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, we would charge an adjustment to the valuation allowance to earnings in the period when such determination is made. As of January 31, 2023, we recorded a full valuation allowance in jurisdictions where we had net deferred tax assets, which consist of net operating loss carryforwards and other basis differences, as we have concluded that it is more likely than not that our deferred tax assets will not be realized.

Recently Adopted Accounting Pronouncements

Refer to Note 2. Summary of Significant Accounting Policies, to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

JOBS Act Accounting Election

Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We previously elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt some of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we have not historically been subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies. This may make comparison of our consolidated financial statements to those of other public companies more difficult.

Based on the market value of our common equity held by non-affiliates as of July 29, 2022 (the last business day of our most recently completed second fiscal quarter), we ceased to qualify as an emerging growth company as of the end of the fiscal year ended January 31, 2023. As a result, we will no longer be able to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, we will no longer be able to use the extended transition period for complying with new or revised accounting standards available to emerging growth companies and will be required to adopt new or revised accounting standards as of the effective dates for public companies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we might not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Interest Rate Risk and Market Risk

We had cash, cash equivalents, and marketable securities of $482.7 million as of January 31, 2023, of which $410.1 million was invested in government bonds, foreign bonds, and corporate debt securities. Our cash and cash equivalents are held for working capital and general corporate purposes. Our investments in marketable securities are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As of January 31, 2023, a hypothetical 10% change in interest rates would not have had a material impact on our consolidated financial statements. Because we classify our debt securities as "available for sale," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or unless declines in fair value are determined to be non-temporary.

Foreign Currency Exchange Rate Risk

Our reporting and functional currency is the U.S. dollar, and the functional currency of our foreign subsidiaries is the respective local currency. Substantially all of our sales are denominated in U.S. dollars. Our only sales denominated in a currency other than the U.S. dollars are our sales in Japan, which are denominated in Yen. Therefore, our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily the United States, United Kingdom, Singapore, and Japan. Our consolidated results of operations and cash flows are therefore subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The assets and liabilities of each of our foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive loss. Gains or losses due to transactions in foreign currencies are included in interest and other income (expense), net in our consolidated statements of operations.

The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains and losses related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, revenue, or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. To date we have not engaged in the hedging of foreign currency transactions, although we may choose to do so in the future. A hypothetical 10% change in the relative value of the U.S. dollar to other currencies during any of the periods presented would not have had a material effect on our realized and unrealized gains (losses) on foreign exchange transactions.

Item 8. Financial Statements and Supplementary Data

BRAZE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Braze, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Braze, Inc. (the "Company") as of January 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, convertible preferred stock, redeemable non-controlling interest and stockholders' equity (deficit), and cash flows for each of the three years in the period ended January 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2023 expressed an adverse opinion thereon.

Adoption of ASU No. 2016-02

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2023 due to the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases and associated amendments (Topic 842) using the modified retrospective method.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Timing and measurement of Revenue Recognition

Description of the Matter	As of January 31, 2023, the Company recorded revenue and unearned revenue of $355.4 million and $166.1 million, respectively. As discussed in Note 2 to the consolidated financial statements, the Company derives revenue primarily from subscriptions to their platform, including associated support, and professional services. The Company's revenue contracts include contractual terms and conditions that can impact the amount allocated to each of its performance obligations and the timing of revenue recognition.
	Auditing the timing and measurement of the Company's revenue recognition was especially challenging due to the assessment of any potential unique terms and contract modifications. This involved assessing the contractual terms and conditions of both new and modified contracts to determine the contract period and identifying all performance obligations. In addition, as described in Management's Report on Internal Control Over Financial Reporting, the Company identified a material weakness in their internal control over financial reporting associated with the revenue process including the ITGC's of the related systems, which required significant changes to the extent of effort in the performance of our procedures.
How We Addressed the Matter in Our Audit	We performed audit procedures that included, among others, reading a sample of revenue contracts, including modifications, to evaluate the contractual terms and conditions. Our procedures included assessing the performance obligations and the related allocation of transaction price. In addition, for the selected new contracts and modifications we tested the timing of revenue recognized and unearned revenue recorded as of year-end. In response to the material weakness, we performed incremental audit procedures, for instance we increased the extent of testing on reports derived from the Company's systems and applications. We tested the revenue recognized and unearned revenue as of year-end through analytical procedures, including revenue recognized on a disaggregated basis. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

New York, NY
March 30, 2023

<h3 style="text-align:center">Report of Independent Registered Public Accounting Firm</h3>

To the Shareholders and the Board of Directors of Braze, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Braze Inc.'s internal control over financial reporting as of January 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Braze Inc. (the Company) has not maintained effective internal control over financial reporting as of January 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness related to the Company's revenue recognition processes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company as of January 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, convertible preferred stock, redeemable non-controlling interest and stockholders' equity (deficit), and cash flows for each of the three years in the period ended January 31, 2023, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated March 30, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, NY

March 30, 2023

BRAZE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	January 31,	
	2023	2022
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 68,587	$ 478,937
Accounts receivable, net of allowance of $1,613 and $743 at January 31, 2023 and January 31, 2022, respectively	78,338	64,504
Marketable securities	410,083	35,156
Prepaid expenses and other current assets	26,163	29,588
Total current assets	583,171	608,185
Restricted cash, noncurrent	4,036	4,036
Property and equipment, net	20,339	7,393
Operating lease right-of-use assets	46,261	—
Deferred contract costs	48,451	41,689
Other assets	3,148	4,959
TOTAL ASSETS	$ 705,406	$ 666,262
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST, AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,101	$ 2,083
Accrued expenses and other current liabilities	37,415	31,623
Deferred revenue	166,092	126,260
Operating lease liabilities, current	10,695	—
Total current liabilities	217,303	159,966
Operating lease liabilities, noncurrent	40,590	—
Other long-term liabilities	755	1,478
TOTAL LIABILITIES	258,648	161,444
COMMITMENTS AND CONTINGENCIES (Note 13)		
Redeemable non-controlling interest (Note 4)	1,455	3,235
STOCKHOLDERS' EQUITY		
Class A common stock, $0.0001 par value; 2,000,000,000 and 2,000,000,000 shares authorized as of January 31, 2023 and January 31, 2022, respectively; 61,585,973 and 18,549,183 shares issued and outstanding as of January 31, 2023 and January 31, 2022, respectively	6	1
Class B common stock, $0.0001 par value; 110,000,000 and 110,000,000 shares authorized as of January 31, 2023 and January 31, 2022, respectively; 34,389,453 and 74,418,847 shares issued and outstanding as of January 31, 2023 and January 31, 2022, respectively	4	8
Additional paid-in capital	806,044	717,175
Accumulated other comprehensive loss	(6,824)	(640)
Accumulated deficit	(353,927)	(214,961)
TOTAL STOCKHOLDERS' EQUITY	445,303	501,583
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST, AND STOCKHOLDERS' EQUITY	$ 705,406	$ 666,262

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

		Fiscal Year Ended January 31,				
		2023		**2022**		**2021**
Revenue	$	355,426	$	238,035	$	150,191
Cost of revenue		115,818		78,511		54,511
Gross Profit		239,608		159,524		95,680
Operating expenses:						
Sales and marketing		201,684		127,137		70,661
Research and development		97,293		59,034		29,212
General and administrative		88,771		51,564		27,959
Total operating expenses		387,748		237,735		127,832
Loss from operations		(148,140)		(78,211)		(32,152)
Other income (expense), net		7,977		(121)		720
Loss before provision for income taxes		(140,163)		(78,332)		(31,432)
Provision for (benefit from) income taxes		583		(165)		537
Net loss		(140,746)		(78,167)		(31,969)
Net loss attributable to redeemable non-controlling interest		(1,780)		(1,448)		(217)
Net loss attributable to Braze, Inc.	$	(138,966)	$	(76,719)	$	(31,752)
Net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	$	(1.47)	$	(2.20)	$	(1.77)
Weighted-average shares used to compute net loss per share attributable to Braze, Inc. common stockholders, basic and diluted		94,569		34,897		17,972

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Fiscal Year Ended January 31,		
	2023	2022	2021
Net loss	$ (140,746)	$ (78,167)	$ (31,969)
Other comprehensive loss:			
Change in foreign currency translation adjustments	(633)	(534)	(26)
Unrealized losses on marketable securities	(5,551)	(64)	(50)
Other comprehensive loss, net	(6,184)	(598)	(76)
Comprehensive loss, net	(146,930)	(78,765)	(32,045)
Less: comprehensive loss, net, attributable to redeemable non-controlling interest	(1,780)	(1,448)	(217)
Comprehensive loss attributable to Braze, Inc.	$ (145,150)	$ (77,317)	$ (31,828)

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK, REDEEMABLE NON-CONTROLLING INTER
EQUITY (DEFICIT)
(in thousands)

	Convertible Preferred Stock		Redeemable Non-controlling Interest	Class A and Class B Common Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount		Shares	Amount	Shares	Amount		
Balance at January 31, 2020	62,831	$ 174,229	$ —	—	$ —	17,180	$ —	$ 19,580	$ (106,490
Issuance of common stock for options exercised	—	—	—	—	—	2,334	—	2,482	—
Vesting of early exercised options	—	—	—	—	—	—	—	263	—
Repurchase of shares related to early exercised options	—	—	—	—	—	(5)	—	(10)	—
Repurchase of common shares	—	—	—	—	—	(11)	—	(204)	—
Stock-based compensation	—	—	—	—	—	—	—	7,666	—
Investment in redeemable non-controlling interests	—	—	2,450	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	—	—
Net loss attributable to redeemable non-controlling interests	—	—	(217)	—	—	—	—	—	—
Net loss attributable to Braze, Inc.	—	—	—	—	—	—	—	—	(31,752
Balance at January 31, 2021	62,831	$ 174,229	$ 2,233	—	$ —	19,498	$ —	$ 29,777	$ (138,242
Issuance of common stock for options exercised	—	—	—	2,856	2	—	—	8,164	—
Issuance of common stock for warrants exercised	—	—	—	216	—	—	—	—	—
Vesting of early exercised options	—	—	—	—	—	—	—	524	—
Vesting of restricted stock units	—	—	—	70	—	—	—	—	—
Repurchase of unvested shares related to early exercised options	—	—	—	(3)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	47,567	—
Investment in redeemable non-controlling interests	—	—	2,450	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	—	—
Net loss attributable to redeemable non-controlling interests	—	—	(1,448)	—	—	—	—	—	—
Initial public offering, net of issuance costs	—	—	—	7,500	1	—	—	456,920	—
Reclassification of common stock to class A and class B common stock	—	—	—	19,498	—	(19,498)	—	—	—
Conversion of convertible preferred stock to common stock	(62,831)	(174,229)	—	62,831	6	—	—	174,223	—
Net loss attributable to Braze, Inc.	—	—	—	—	—	—	—	—	(76,719
Balance at January 31, 2022	—	$ —	$ 3,235	92,968	$ 9	—	$ —	$ 717,175	$ (214,961

The accompanying notes are an integral part of these consolidated financial statements.

68

BRAZE, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK, REDEEMABLE NON-CONTROLLING INTERE
EQUITY (DEFICIT) (cont.)
(in thousands)

	Redeemable Non-controlling Interest	Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Acc Com
		Shares	Amount			
Balance at January 31, 2022	$ 3,235	92,968	$ 9	$ 717,175	$ (214,961)	$
Issuance of common stock for options exercised	—	2,156	1	8,455	—	
Issuance of common stock under employee stock purchase plan	—	125	—	2,876	—	
Vesting of early exercised options	—	—	—	145	—	
Vesting of restricted stock units	—	631	—	—	—	
Repurchase of shares related to early exercised options	—	(1)	—	—	—	
Stock-based compensation	—	—	—	73,133	—	
Other comprehensive loss	—	—	—	—	—	
Net loss attributable to redeemable non-controlling interests	(1,780)	—	—	—	—	
Charitable donation of stock	—	96	—	4,260	—	
Net loss attributable to Braze, Inc.	—	—	—	—	(138,966)	
Balance at January 31, 2023	$ 1,455	95,975	$ 10	$ 806,044	$ (353,927)	$

The accompanying notes are an integral part of these consolidated financial statements.

69

BRAZE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended January 31,		
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss (including amounts attributable to redeemable non-controlling interests)	$ (140,746)	$ (78,167)	$ (31,969)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation	72,243	47,180	7,540
Amortization of deferred contract costs	23,639	17,710	10,617
Depreciation and amortization	4,618	2,773	1,589
Provision for credit losses	807	88	853
Value of common stock donated to charity	4,260	—	—
Amortization of discount/premium on marketable securities	1,336	369	345
Non-cash foreign exchange loss (gain)	1,612	387	222
Other	495	(80)	60
Changes in operating assets and liabilities:			
Accounts receivable	(14,650)	(29,821)	(12,354)
Prepaid expenses and other current assets	3,596	(17,537)	(833)
Deferred contract costs	(30,469)	(31,967)	(19,969)
ROU assets and liabilities	3,355	—	—
Other assets	1,711	(4,723)	643
Accounts payable	906	1,649	(776)
Accrued expenses and other current liabilities	5,075	6,026	13,797
Deferred revenue	39,894	51,471	23,378
Other long-term liabilities	10	(756)	777
Net cash used in operating activities	(22,308)	(35,398)	(6,080)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(15,447)	(2,310)	(2,466)
Capitalized internal-use software costs	(1,258)	(2,065)	(1,886)
Purchases of marketable securities	(638,221)	(36,894)	(59,418)
Maturities of marketable securities	256,407	59,309	86,242
Net cash (used in)/provided by investing activities	(398,519)	18,040	22,472
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock upon initial public offering, net of offering costs	—	462,260	—
Investment from redeemable non-controlling interest	—	2,450	2,450
Proceeds from exercise of common stock options	11,332	8,362	2,813
Payment of deferred offering costs	—	(5,157)	(183)
Repurchase of common shares	—	—	(204)
Repurchase of shares related to early exercised options	—	(5)	(10)
Net cash provided by financing activities	11,332	467,910	4,866
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(855)	(597)	158
Net change in cash, cash equivalents, and restricted cash	(410,350)	449,955	21,416
Cash, cash equivalents, and restricted cash, beginning of period	482,973	33,018	11,602
Cash, cash equivalents, and restricted cash, end of period	$ 72,623	$ 482,973	$ 33,018

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
SUPPLEMENTAL CASH FLOWS DISCLOSURE
(in thousands)

	Fiscal Year Ended January 31,		
	2023	2022	2021
SUPPLEMENTAL CASH FLOW DISCLOSURE:			
Cash paid for income taxes, net of refunds	$ 365	$ 299	$ 472
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Stock-based compensation capitalized to internal-use software	$ 1,121	$ 387	$ 126
Net change in capitalized internal-use software development costs in accrued expenses	$ 21	$ (58)	$ 62
Unrealized net loss on marketable investment securities	$ (5,551)	$ (64)	$ (50)
Net change to property and equipment (included in accounts payable / accrued liabilities)	$ 75	$ (23)	$ (15)
Vesting of early exercised options	$ 145	$ 524	$ 263
Common stock option receivables	$ —	$ 22	$ —
Conversion of convertible preferred stock to common stock	$ —	$ 174,229	$ —
Deferred offering costs reclassed to Stockholders' Equity (Deficit)	$ —	$ 183	$ —
Asset retirement obligation	$ 374	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

BRAZE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Company Overview

Description of Business

Braze, Inc., together with its subsidiaries (collectively, the "Company", "we", "us", "our" or "Braze"), is a cloud-based customer engagement platform that delivers customer-centric experiences across push notifications, email, in-product messaging, SMS and MMS messages, and more. Customers use the Braze platform to facilitate real-time experiences between brands and customers in a more authentic and human way.

We began operations in 2011 and are incorporated in the state of Delaware. Our headquarters are located in New York, New York. We also lease additional office space in Austin, Berlin, Chicago, Jakarta, London, Paris, San Francisco, Singapore, and Tokyo.

Emerging Growth Company Status

Based on the market value of the Company's common equity held by non-affiliates as of July 29, 2022 (the last business day of the Company's most recently completed second fiscal quarter), the Company ceased to qualify as an emerging growth company (as described in Section 107(b) of the Jumpstart Our Business Startups Act of 2012) as of the end of the fiscal year ended January 31, 2023. As a result, the Company will no longer be able to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the Company will no longer be able to use the extended transition period for complying with new or revised accounting standards available to emerging growth companies and will be required to adopt new or revised accounting standards as of the effective dates for public companies.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and variable interest entities ("VIE") for which we are the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications and immaterial changes have been made to prior-period financial statements to conform to the current-period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reported period. We evaluate estimates based on historical and anticipated results, trends, and various other assumptions. Significant items subject to such estimates and assumptions include, but are not limited to, the standalone selling price for separate performance obligations in our revenue arrangements, expected period of benefit for deferred contract costs, the valuation of common stock and stock-based compensation, the allocation of overhead costs between cost of revenue and operating expenses, the estimated useful lives of intangible and depreciable assets, the incremental borrowing rate, the valuation of deferred tax assets and liabilities and other tax estimates including our ability to utilize net operating losses.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments as facts and circumstances dictate. As future events and their effects, including the uncertainty surrounding rapidly changing market and economic conditions from the outbreak of COVID-19 or other significant macroeconomic events, cannot be determined with precision, actual results could differ from those estimates and many of our estimates and assumptions have required increased judgement and carry a higher degree of variability and volatility.

Basic and Diluted Net Loss attributable to Braze, Inc. Common Stockholders per Share

Basic and diluted net loss attributable to Braze, Inc. common stockholders per share is presented in conformity with the two-class method required for participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities based on their participation rights. Prior to our IPO, we considered all series of our convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to Braze, Inc. common stockholders is not allocated to the convertible preferred stock as the holders of our convertible preferred stock do not have a contractual obligation to share in our losses.

Basic loss attributable to Braze, Inc. per common stockholder's share is computed by dividing the net loss by the weighted-average number of shares of Braze, Inc. common stock outstanding during the period. Diluted loss per share is computed by dividing the net loss attributable to Braze, Inc. by the weighted-average number of shares of Braze, Inc. common stock together with the number of additional shares of Braze Inc. common stock that would have been outstanding if all potentially dilutive shares of Braze Inc. common stock had been issued. Since we were in a loss position for the periods presented, basic net loss per share attributable to Braze, Inc. common stockholders is the same as diluted net loss per share attributable to Braze, Inc. common stockholders since the effects of potentially dilutive securities are antidilutive.

Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. Our Chief Executive Officer ("CEO") is the CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, we have one operating segment, which is the business of cloud-based customer engagement platform subscriptions.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

Level 2 – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market data for the related assets or liabilities

The categorization of a financial instrument within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments include cash equivalents, marketable securities, accounts receivable, accounts payable, and other current assets and liabilities. At January 31, 2023 and 2022, the carrying amounts of accounts receivable, accounts payable, and other current assets and liabilities approximated fair values because of their short-term nature.

Foreign Currency

The functional currency of our foreign subsidiaries is the local currency. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the exchange rate on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured at period-end using the period-end exchange rate. Gains and losses resulting from remeasurement are recorded in other income (expense), net, on the consolidated statements of operations. All assets and liabilities of foreign subsidiaries are translated at the current exchange rate as of the end of the period, retained earnings and other equity items are translated at historical rates, and revenue and expenses are translated at average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into U.S. dollars is reflected as foreign currency cumulative translation adjustments reported on the consolidated statements of comprehensive loss.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income (expense), net in the accompanying consolidated statements of operations when realized.

Cash and cash equivalents represent cash and highly liquid investments with original contractual maturities of three months or less at the date of purchase. Cash and cash equivalents consist of deposit accounts, interest-bearing money market accounts, and overnight short-term repurchase agreements that are stated at fair value.

As of January 31, 2023 and 2022, approximately $4.0 million and $4.0 million, respectively, of deposits were restricted due to multiple letters of credit related to our leased and subleased properties. These deposits were classified as current and noncurrent based on the related underlying lease term.

The following table provides a reconciliation of the cash, cash equivalents, and restricted cash as of January 31, 2023 and 2022 (in thousands):

	January 31,	
	2023	2022
Cash and cash equivalents	$ 68,587	$ 478,937
Restricted cash, noncurrent	4,036	4,036
Total cash, cash equivalents, and restricted cash	$ 72,623	$ 482,973

Accounts Receivable, Net and Credit Losses

Accounts receivable consists of customer obligations due under normal trade terms and are recorded at amounts billed and unbilled to customers, net of allowance for any potential uncollectible accounts. Unbilled amounts are included in trade accounts receivable, net, which generally arise from our contractual right to bill our customers in advance of services on the contract effective date. Trade accounts receivable are recorded at invoiced amounts and do not bear interest.

We maintain an allowance for credit losses for accounts receivable, net which is recorded as an offset to accounts receivable, net and changes in this allowance are recorded as general and administrative expenses in the consolidated statements of operations. We assess collectability by reviewing accounts receivable on a collective basis when similar characteristics exist and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status and make judgements about the creditworthiness of customers based on ongoing credit evaluations. A receivable is considered past due if we have not received payment based on agreed-upon terms. We also consider customer-specific information, current market conditions, and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. No material write-offs of accounts receivable have been recognized in any of the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities, and accounts receivable. Restricted cash consists of letters of credit related to our leased properties. For cash, cash equivalents, restricted cash, and marketable securities, we are exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets in excess of the Federal Deposit Insurance Corporation ("FDIC") limits. Cash, cash equivalents, restricted cash, and marketable securities balances are maintained at financial institutions that management believes are of high-credit, quality financial institutions, where deposits, at times, exceed the FDIC limits.

Significant customers are those which represent 10% or more of our total revenue for the period, or accounts receivable at the balance sheets dates. For fiscal years ended January 31, 2023 or 2022, no customer accounted for 10% or more of total revenue.

For accounts receivable, we are exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the consolidated balance sheets. As of January 31, 2023 or 2022, no customer accounted for 10% or more of our total accounts receivable balance.

Marketable Securities

We classify our investments in marketable securities within current assets on the consolidated balance sheets as the investments are available for use, if needed, in current operations as we may sell our marketable securities at any time, without significant penalty, even if they have not yet reached maturity. These investments are carried at fair value, based on quoted market rates when observable or utilizing data points that are observable, such as quoted prices, interest rates and yield curves. Gains and losses are determined based on the specific identification method and are recognized when realized as a component of Other income, net in our consolidated statements of operations.

We review our securities on a regular basis to evaluate if any security has experienced an other-than temporary decline in fair value. We consider an available-for-sale security to be impaired if the fair value of the investment is less than its amortized cost basis, our intent to sell, or whether it is more likely than not that we are required to sell the security before recovery of its amortized cost basis. If we believe that an other-than-temporary decline exists in one of the securities, we will write down these investments to fair value. To the extent that the decline in fair value is related to credit losses, such as changes to the rating of the security by third-party rating agencies, and adverse conditions specific to the security, among other factors, the write-down related to credit loss would be recorded in Other income, net in our consolidated statements of operations. Impairments related to factors other than credit losses are recognized in accumulated other comprehensive income (loss), net of tax. As of January 31, 2023, the Company had not recorded any credit impairments.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon asset retirement or sale, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheets, and the resulting gain or loss is reflected in general and administrative expenses in the consolidated statements of operations. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment, office equipment, and software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of lease term or estimated useful life of assets

Impairment of Long-Lived Assets

Long-lived assets, subject to depreciation and amortization, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets or asset groups may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of these assets or asset groups is measured by comparison of the carrying amount of each asset or asset group to the future undiscounted cash flows the asset or asset group is expected to generate over their remaining lives. If the asset or asset group is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset or asset group. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life. There were no material impairment losses of long-lived assets recognized for the fiscal years ended January 31, 2023, 2022 and 2021.

Capitalized Internal-use Software Costs

We capitalize certain costs incurred to develop new or additional customer-facing software functionality, on the consolidated balance sheets as a component of property and equipment, net. We capitalize qualifying personnel costs, including stock-based compensation, and consulting costs incurred during the application development stage so long as the project is authorized, it is probable the project will be completed, and the software will be used to perform the function intended. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred and included in research and development expenses on the consolidated statements of operations. These capitalized costs are amortized over the software's expected useful life, which is generally three years, within cost of revenue on the consolidated statements of operations.

Comprehensive Loss

Our comprehensive loss is currently comprised of unrealized gains or losses on available-for-sale securities and foreign currency translation adjustments.

Variable Interest Entity

A VIE is an entity that either has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or has equity investors who lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the party with both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb the losses or the right to receive benefits that could potentially be significant to the VIE.

To assess whether we have the power to direct the activities of a VIE that most significantly impact its economic performance, we consider all the facts and circumstances including our role in establishing the VIE and our ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the VIE's economic performance and identifying which party, if any, has power over those activities. In general, the party that makes the most significant decisions affecting the VIE is determined to have the power to direct the activities of the VIE. To assess whether we have the obligation to absorb the losses or the right to receive benefits that could potentially be significant to the VIE, we consider all of our economic interests, including debt and equity interests, servicing rights and fee arrangements, and any other variable interests in the VIE. If we determine that we are the party with the power to make the most significant decisions affecting the VIE, and we have an obligation to absorb the losses or the right to receive benefits that could potentially be significant to the VIE, then we consolidate the VIE.

We perform ongoing reassessments of whether we are the primary beneficiary of a VIE. The reassessment process considers whether we have acquired or divested the power to direct the most significant activities of the VIE through changes in governing documents or other circumstances. We also reconsider whether entities previously determined not to be VIEs have become VIEs, based on new events, and therefore could be subject to the VIE consolidation framework.

Redeemable Non-controlling Interest

Redeemable non-controlling interests represent the portion of net income (loss), net, and comprehensive income (loss), net, that is not allocable to us, in situations where we consolidate an equity interest or as the primary beneficiary of a VIE for which there are other owners. The amount of non-controlling interest is comprised of the greater of the amount of such interests at the date of the original acquisition of an equity interest in an investment, plus the other shareholders' share of changes in equity since the date of the investment or estimated redemption value. The resulting changes in the estimated redemption amount (increases or decreases) are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. The redeemable non-controlling interest is classified outside of permanent equity as mezzanine equity on the consolidated balance sheets as the redemption option is outside of our control.

Revenue Recognition

We derive our revenue primarily from subscriptions to our platform, including associated support, and professional services. Our subscriptions do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts. Professional services primarily consist of fees for distinct services rendered in training and assisting customers to configure and optimize the use of the platform. Revenue is recognized when control of the promised goods or services is transferred to clients in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We apply the following five-step model to recognize revenue from contracts with clients:

- Identification of the contract or contracts with a customer;
- Identification of the performance obligation(s) in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligation(s) in the contract; and
- Recognition of revenue when, or as, a performance obligation is satisfied.

We identify the performance obligations in a contract or multiple contracts with a customer and determine whether they are distinct or distinct within the context of the contract. When there is more than one distinct performance obligation in a contract, we allocate the transaction price to the performance obligations on a relative standalone selling price basis based on standalone selling prices ("SSP"). We have identified two performance obligations within our contracts with our customers: (i) subscription and (ii) professional services and other.

All contracts generally contain fixed consideration payable upfront by the customer. Some of our multi-year arrangements may contain fixed fees with escalating pricing structures each year. The nature of our subscription performance obligation remains unchanged each period of the arrangement and therefore may create a contract asset reflecting the difference between the amount of revenue recognized compared to the amount billed.

Some of our contracts with customers contain terms, such as service level guarantees, product usage and overage fees, that, along with various potential claims, including breach of warranty, may result in variable consideration. Variable consideration exists when the amount which we expect to receive in a contract is affected by the occurrence or non-occurrence of future events. We develop estimates of variable consideration on the basis of historical information, current trends, and any other specific knowledge about future periods.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Typically, our contracts do not provide customers with any right of return or refund; however, we may make exceptions on a case-by-case basis when it makes commercial sense. Variable consideration, including as a result of service level guarantees, product usage and overage fees or other potential claims such as breach of warranty, was not material during the fiscal years ended January 31, 2023 and 2022. We allocate the variable consideration related to the product usages and overages to the distinct month during which the related services were performed as those fees relate specifically to providing usage of the platform in the period and represents the consideration we are entitled to for the access to the platform. As a result, the usage and overage fees are included in the transaction price and recognized as revenue in the period in which the fee was generated.

To the extent that we grant customers an option to acquire additional products or services, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that the customer would not receive without entering into the contract. If a material right exists in a contract, revenue allocated to the option is deferred and recognized as revenue only when those future products or services are transferred or when the option expires. Contracts do not typically contain material rights and when they do, the material right has not been significant to our consolidated financial statements.

Once the transaction price is determined, the total transaction price is allocated to each performance obligation in a manner depicting the amount of consideration to which we expect to be entitled in exchange for transferring the products or services to the customer. This allocation is based on the SSP of the products or services included in the arrangement.

Judgment is required to determine the SSP for each performance obligation. We determine SSP based on observable prices for those related goods or services when sold separately, if available. When such observable prices are not available, we determine SSP based on overarching pricing objectives and strategies, taking into consideration market conditions and other factors, including transaction size, product-specific factors, historical sales of the deliverables and costs to deliver the services and applicable margins.

Subscription Services

Subscription revenue is recognized ratably over the contract term beginning on the commencement date of each contract, which is the date the platform is made available to customers. We have determined that subscriptions to our platform represent a stand-ready obligation to perform over the subscription term. These performance obligations are satisfied over time as the customer simultaneously receives and consumes the benefits. Contracts are typically one year in length, but may be up to five years.

At the beginning of each subscription term we invoice our customers, typically in annual installments but also quarterly and semi-annually. Amounts that have been invoiced for non-cancelable contracts are recorded in accounts receivable and in deferred revenue or revenue. We report revenue net of sales tax and other taxes collected from customers to be remitted to government authorities.

Professional Services and Other

Professional services and other revenue primarily consist of onboarding services and are typically recognized as services are performed since our customers simultaneously receive the benefits of these services as they are performed, which is generally over a period of up to six months from provisioning access to the platform. We invoice our customers for professional services at the outset of the contract. Amounts that have been invoiced for non-cancelable contracts are recorded in accounts receivable and in deferred revenue or revenue. We report revenue net of sales tax and other taxes collected from customers to be remitted to government authorities.

Contract Balances

Contract Assets

A contract asset is the right to consideration for transferred goods or services when the amount is conditioned on something other than the passage of time. These balances are included in prepaid expenses and other current assets on our consolidated balance sheets.

Deferred Revenue

We record deferred revenue when we have an unconditional right to payments in advance of satisfying the performance obligations on our contracts. The balance consists primarily of annual plan subscription services and professional services not yet provided as of the balance sheet date. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as a current liability in our consolidated balance sheets. The deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable agreements.

Deferred Contract Costs

We capitalize costs of obtaining revenue contracts that are incremental and recoverable. Incremental costs primarily include sales commissions and bonuses for new and renewal revenue contracts and associated payroll tax and fringe benefit costs and are recorded within deferred contract costs on the consolidated balance sheets. Capitalized amounts are recoverable through future revenue streams under all customer contracts.

Contract costs are amortized on a straight-line basis up to four years, which reflects the expected period of benefit of the performance obligation and may be longer than the initial contract period. We determined the estimated benefit period having considered both qualitative and quantitative factors, including the length of the subscription terms in our customer contracts and the anticipated life of our technology, among other such factors. Deferred contract costs related to renewals are amortized over the renewal term which is generally one year to three years. Amortization of contract costs are classified within operating expenses based on the function of the underlying employee receiving the benefit in the accompanying consolidated statements of operations.

Deferred contract costs are periodically analyzed for impairment. As of January 31, 2023 and 2022, we have not identified any potential indicators of impairment.

Cost of Revenue

Cost of revenue consists of expenses related to providing platform access to customers and onboarding services. These costs include payments to third-party cloud infrastructure providers for hosting software solutions and costs associated with application service providers utilized to deliver the platform, allocated personnel-related costs, including salaries, cash-based performance compensation, benefits and stock-based compensation, overhead cost allocations related to facilities and shared IT-related expenses, including depreciation expense and amortization of internal use software.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, cash performance-based compensation, employee benefits and stock-based compensation. Operating expenses also include overhead cost allocations.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs for sales and marketing organization, costs related to sponsorships, events and advertising, agency costs, travel-related expenses, and allocated overhead costs. Costs associated with our advertising and sales promotions are expensed as incurred. During the fiscal years ended January 31, 2023, 2022, and 2021, we recognized $20.8 million, $12.2 million, and $8.1 million, respectively, in advertising costs, which included brand and sponsorship costs.

Research and Development

Research and development expenses consist primarily of personnel costs for engineering, service, design, and information technology teams. Additionally, research and development expenses include allocated overhead costs and contractor fees. Research and development costs are expensed as incurred. Capitalized internal-use software development costs are excluded from research and development expenses as they are capitalized as a component of property and equipment, net and amortized to cost of revenue over the software's expected useful life, which is generally three years.

General and Administrative

General and administrative expenses consist primarily of personnel costs for finance, legal, human resources and other administrative functions, as well as outside professional services. In addition, general and administrative expense includes non-personnel costs, such as legal, accounting and other professional fees, software costs, certain tax, license and insurance-related expenses and allocated overhead costs.

Stock-Based Compensation

We measure and record the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. We recognize stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and use the straight-line method to recognize stock-based compensation. We use the Black-Scholes-Merton ("Black-Scholes") option pricing model to determine the fair value of stock based awards.

We estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. We estimate our forfeitures rate based on an analysis of our actual historical forfeitures materializing in the previous fiscal years, and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and expectations of future option exercise behavior.

We calculate the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility

We estimate volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options' expected term since we do not have sufficient trading history of our common stock.

Expected Term

The expected term of our stock options represents the period that the stock-based awards are expected to be outstanding. We have elected to use the simplified method to compute the expected term, which we believe is representative of future behavior. Our stock plans provide a contractual term of ten years before the option is forfeited.

Risk-Free Interest Rate

The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent term of the expected life of the option on the grant date.

Dividend Yield

We have not declared or paid dividends to date and do not anticipate declaring dividends in the foreseeable future. As such, the dividend yield has been estimated to be zero.

Fair Value of Common Stock

Prior to our IPO, the fair value of the common stock underlying the stock option awards was determined by the board of directors ("the Board"). Given the absence of a public trading market, the Board considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved. These factors included, but were not limited to, (i) contemporaneous third party valuations of our common stock; (ii) the rights, preferences, and privileges of our convertible preferred stock relative to our common stock; (iii) the lack of marketability of our common stock; (iv) stage and development of our business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework was used to evaluate.

Subsequent to our IPO, the fair value of each share of underlying common stock is based on the closing price of our Class A common stock as reported on the Nasdaq Stock Market on the date of grant.

Investment Income

Investment income consists primarily of income earned on our investments, cash and cash equivalents and restricted cash.

Other Income (Expense), Net

Other income (expense), net, is primarily comprised of realized and unrealized foreign currency gains and losses.

Leases

We determine if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether we have the right to control the identified asset. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in our leases is generally unknown, we use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The lease terms may include options to extend or terminate the lease when it is reasonably certain we will exercise any such options. Lease costs for our operating leases are recognized on a straight-line basis over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The interest component of finance leases is included in interest expense and recognized using the effective interest method over the lease term. We did not have any finance leases in the periods presented.

We have elected to not separate lease and non-lease components for any leases within our existing classes of assets and, as a result, we account for any lease and non-lease components as a single lease component. We have also elected to not apply the recognition requirement to any leases within our existing classes of assets with a term of 12 months or less (short-term leases). Variable lease costs are comprised primarily of our proportionate share of operating expenses, property taxes, and insurance and is classified as lease cost due to our election to not separate lease and non-lease components.

Operating leases are included in operating lease right-of-use assets, current operating lease liabilities, and non-current in our consolidated balance sheets. Refer to Note 14. Leases, for further information.

Income Taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, using a more likely than not standard. The evaluation considers our recent historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, we would charge an adjustment to the valuation allowance to earnings in the period when such determination is made. As of January 31, 2023, we recorded a full valuation allowance in jurisdictions where we had net deferred tax assets, which consist of net operating loss carryforwards and other basis differences, as we have concluded that it is more likely than not that our deferred tax assets will not be realized.

We recognize tax expense associated with Global Intangible Low-Taxed Income as it is incurred as part of the current income taxes to be paid or refunded for the current period.

We recognize the tax benefits on any uncertain tax positions taken or expected to be taken in the consolidated financial statements when it is more likely than not the position will be realized upon ultimate settlement with tax authorities, assuming full knowledge of the position and relevant facts. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), ("ASC 842") and issued certain transitional guidance and subsequent amendments between January 2018 and February 2020 within ASU No. 2017-13, ASU No. 2018-01, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, ASU No. 2019-01, ASU No. 2019-10, ASU No. 2020-02, and ASU No. 2020-05 (collectively, "Topic 842"). The guidance in Topic 842 supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations. Per ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, issued June 2020, Topic 842, as amended, is effective for fiscal years beginning after

December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Topic 842 is effective for our fiscal year ending January 31, 2022 and interim periods beginning February 1, 2023 with early adoption permitted. While we previously elected to take advantage of the extended transition period available to emerging growth companies for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, we decided to early adopt Topic 842. We adopted this standard under the modified-retrospective approach, using the practical expedients allowing us to not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired leases, and (iii) indirect costs for any existing leases. Additionally, any lease arrangements with a term of 12 months or less will be recognized on the consolidated statements of operations on a straight-line basis over the lease term and any non-lease components shall not be separated from the lease components, but instead accounted for as a single lease component. Upon adoption of ASC 842, we recognized a right-of-use asset of $59.6 million and a lease liability of $61.3 million at February 1, 2022 on our consolidated balance sheets. Prior period amounts were not restated and are reported in accordance with ASC 840. Refer to Note 14. Leases, for further information.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and February 2020 within ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-02 (collectively, "Topic 326"). Topic 326 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. Per ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), Topic 326, as amended, is effective for (1) public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and (2) all other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Topic 326 is effective for our fiscal year beginning February 1, 2023 and early adoption is permitted. While we previously elected to take advantage of the extended transition period available to emerging growth companies for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, we decided to early adopt Topic 326. We determined that the adoption of this ASU did not have a material impact on our consolidated financial statements. As such, we adopted this ASU prospectively on February 1, 2022.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) ("Topic 740"), which removes certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public companies, the guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. We adopted ASU 2019-12 on February 1, 2022 and determined that the adoption of this ASU had no material impact on our consolidated financial statements.

In October 2020, FASB issued ASU No. 2020-10, Codification Improvements ("ASU 2020-10"). The amendments in this guidance affect a wide variety of topics in the ASC by either clarifying the codification or correcting unintended application of guidance. The changes are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. For public companies, the guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. We adopted ASU 2020-10 prospectively on February 1, 2022 and determined that this ASU does not have a material impact on our consolidated financial statements.

3. Revenue from Contracts with Customers

Disaggregated Revenue Streams

The following disaggregation depicts the nature, amount, timing and uncertainty of cash flows related to the primary types of revenue from contracts with customers.

The following table presents total revenue by type (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Subscription	$ 338,351	$ 221,664	$ 141,068
Professional services and other	17,075	16,371	9,123
Total	$ 355,426	$ 238,035	$ 150,191

The following table presents total revenue by geography (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
United States	$ 204,931	$ 142,640	$ 90,523
International	150,495	95,395	59,668
Total	$ 355,426	$ 238,035	$ 150,191

Revenue by geography is determined based on the location of our users. Other than the United States, no other individual country accounted for 10% or more of total revenue for any of the periods presented.

Unbilled Accounts Receivable

Unbilled accounts receivable included in trade accounts receivable, net, which generally arise from our contractual right to bill our customers in advance of services on the contract effective date, were $1.0 million and $2.2 million as of January 31, 2023 and January 31, 2022, respectively.

Contract Balances

Contract Assets

Contract assets as of January 31, 2023 and January 31, 2022 were $0.8 million and $0.8 million, respectively. The change in contract assets for all periods presented primarily reflects revenue recognized in excess of billings partially offset by contract assets earned during the period.

Deferred Revenue

The change in deferred revenue for all periods presented primarily reflects cash payments received during the period for which the performance obligation was not satisfied prior to the end of the period, partially offset by revenues recognized during the period. Revenue recognized during the fiscal year ended January 31, 2023, 2022, and 2021 from amounts included in deferred revenue at the beginning of each respective period was $126.1 million, $74.6 million, and $51.2 million, respectively.

Credit Losses

The following table presents a reconciliation of the allowance for credit losses on accounts receivable (in thousands):

	Allowance for Credit Losses
Balance at January 31, 2022	$ 743
Reserve:	
Credit losses	808
Deferred revenue	1,667
Write-offs	(1,746)
Recoveries	141
Balance at January 31, 2023	$ 1,613

Remaining Performance Obligations

The transaction price allocated to remaining performance obligations represents amounts under non-cancelable contracts expected to be recognized as revenue in future periods, and may be influenced by several factors, including seasonality, the timing of renewals, the timing of service delivery and contract terms. Unbilled portions of the remaining performance obligations are subject to future economic risks including bankruptcies, regulatory changes and other market factors.

The following table presents remaining performance obligations as of the dates indicated below (in millions):

	Total		Less than 1 Year		1-5 Years
January 31, 2022	$ 373.6	$	237.8	$	135.8
April 30, 2022	390.9		255.1		135.8
July 31, 2022	410.5		274.2		136.3
October 31, 2022	408.7		283.3		125.4
January 31, 2023	455.7		312.6		143.1

4. Variable Interest Entity and Redeemable Non-Controlling Interest

On September 14, 2020, we, along with Japan Cloud Computing Co., Ltd., and M30 LLC, (the "Investors"), entered into an agreement, whereby each Investor agreed to purchase shares of common stock of Braze KK ("Braze KK Shares") for a total purchase price of $10.0 million in two tranches of $5.0 million per tranche in September 2020 and September 2021, to engage in the investment, organization, management and operation of Braze KK focused on the distribution of our products in Japan. The purpose of this arrangement was to further expand our business in the Japanese market.

In March 2022, we consented to the issuance of stock options to purchase Braze KK Shares by certain employees of Braze KK. These options will vest in full in March 2027 and, other than the options held by one officer of Braze KK, cannot be exercised by the holders thereof prior to the exercise of the call or put options described in more detail below. The Company considers the stock options to be a substantive class of equity, classified as a liability within Other long-term liabilities on the consolidated balance sheets. As of January 31, 2023, the liability balance was $0.3 million. The issuance of stock options does not impact our majority stake in Braze KK, as none of the vesting criteria of the options were met as of the balance sheet date. The issuance of stock options did not result in a reconsideration event and therefore Braze KK still met the criteria of a VIE as Braze KK did not have sufficient equity at risk to finance their activities. As a result, we continue to operate Braze KK as a subsidiary, exposing us to business and foreign exchange risk. We consolidate Braze KK and present the results within our consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows.

The common stock held by the Investors is callable by us or puttable by the Investors upon certain contingent events. Should the call or put option be exercised, the redemption value would be determined based on a prescribed formula derived from the discrete revenues of Braze KK and the Company and may be settled, at our discretion, with our stock or cash. The non-controlling interest in Braze KK is classified in mezzanine equity as redeemable non-controlling interest as a result of the put right available to the Investors in the future, an event that is not solely in our control. The non-controlling interest is not accreted to redemption value because it is currently not probable that the non-controlling interest will become redeemable.

The following table summarizes the activity in the redeemable non-controlling interests for the periods indicated below (in thousands):

Balance as of January 31, 2021	$	2,233
Investment in redeemable non-controlling interest		2,450
Net loss attributable to redeemable non-controlling interest		(1,448)
Balance as of January 31, 2022	$	3,235
Net loss attributable to redeemable non-controlling interest		(1,780)
Balance as of January 31, 2023	$	1,455

The total combined VIE assets, which represent the maximum exposure to loss, and liabilities were as follows (in thousands):

	January 31,			
		2023		2022
Assets:				
Cash and cash equivalents	$	4,849	$	6,705
Accounts receivable, net of allowance		535		143
Prepaid expenses and other current assets		331		196
Total current assets		5,715		7,044
Property and equipment, net		84		38
Deferred contract costs		902		609
Other assets		29		32
Total assets	$	6,730	$	7,723
Liabilities:				
Accounts payable	$	67	$	106
Accrued expenses and other current liabilities		2,793		829
Deferred revenue		1,918		725
Total liabilities		4,778		1,660
Other long-term liabilities		322		—
Total liabilities	$	5,100	$	1,660

5. Fair Value Measurements

The following table sets forth our financial instruments that were measured at fair value on a recurring basis at the periods indicated below, by level within the fair value hierarchy (in thousands):

	January 31, 2023							
		Level 1		Level 2		Level 3		Total
Cash equivalents								
Money market funds	$	30,873	$	—	$	—	$	30,873
		30,873		—		—		30,873
Marketable securities								
U.S. government securities	$	307,744	$	—	$	—	$	307,744
Foreign bonds		—		2,967		—		2,967
Corporate debt securities		—		99,372		—		99,372
Total marketable securities		307,744		102,339		—		410,083
Total	$	338,617	$	102,339	$	—	$	440,956

| | January 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 439,627	$ —	$ —	$ 439,627
	439,627	—	—	439,627
Marketable securities				
U.S. government bonds	$ 4,006	$ —	$ —	$ 4,006
Foreign bonds	—	3,203	—	3,203
Commercial paper	—	18,993	—	18,993
Corporate debt securities	—	3,020	—	3,020
Asset-backed securities	—	5,934	—	5,934
Total marketable securities	4,006	31,150	—	35,156
Total	$ 443,633	$ 31,150	$ —	$ 474,783

Our money market funds are classified as Level 1 within the fair value hierarchy, because they are valued using quoted prices in active markets as of January 31, 2023 and January 31, 2022. Financial instruments classified as Level 2 within our fair value hierarchy are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. Prices of these securities are obtained through independent, third-party pricing services and include market quotations that may include both observable and unobservable inputs. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. There were no transfers of financial instruments among Level 1, Level 2, and Level 3 during the periods presented.

6. Marketable Securities

Marketable securities consist of the following for the periods presented (in thousands):

| | January 31, 2023 | | | |
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
U.S. government securities	$ 312,044	$ 31	$ (4,331)	$ 307,744
Foreign bonds	3,028	—	(61)	2,967
Corporate debt securities	100,589	27	(1,244)	99,372
Total	$ 415,661	$ 58	$ (5,636)	$ 410,083

| | January 31, 2022 | | | |
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
U.S. government bonds	$ 4,021	$ —	$ (15)	$ 4,006
Foreign bonds	3,203	—	—	3,203
Commercial paper	18,993	—	—	18,993
Corporate debt securities	3,025	—	(5)	3,020
Asset-backed securities	5,941	—	(7)	5,934
Total	$ 35,183	$ —	$ (27)	$ 35,156

Accrued interest receivables related to our available-for-sale securities of $2.0 million as of January 31, 2023 and $0.3 million as of January 31, 2022 were included within prepaid expenses and other current assets on our consolidated balance sheets.

The Company's short-term investments consist of available-for-sale debt securities. The weighted-average remaining maturity of the Company's investment portfolio was less than one year as of the periods presented. No individual security incurred continuous unrealized losses for greater than 12 months.

The Company purchases investment grade marketable debt securities which are rated by nationally recognized statistical credit rating organizations in accordance with its investment policy. This policy is designed to minimize the Company's exposure to credit losses. As of January 31, 2023, the credit-quality of the Company's marketable available-for-sale debt securities had remained stable. The unrealized losses recognized on marketable available-for-sale debt securities as of January 31, 2023 was primarily related to the continued market volatility associated with market expectations of interest rate increases by the Federal Reserve. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments and it is not expected that the investments would be settled at a price less than their amortized cost basis. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis. The Company is not aware of any specific event or circumstance that would require the Company to change its assessment of credit losses for any marketable available-for-sale debt security as of January 31, 2023. These estimates may change, as new events occur and additional information is obtained, and will be recognized on the consolidated financial statements as soon as they become known. No credit losses were recognized as of January 31, 2023 for the Company's marketable debt securities.

The contractual maturities of the investments classified as available-for-sale marketable securities are as follows (in thousands):

	January 31, 2023	
	Amortized Cost	Estimated Fair Value
Due within 1 year	$ 247,214	$ 244,280
Due in 1 year through 5 years	168,447	165,803
Total	$ 415,661	$ 410,083

	January 31, 2022	
	Amortized Cost	Estimated Fair Value
Due within 1 year	$ 33,671	$ 33,646
Due in 1 year through 5 years	1,512	1,510
Total	$ 35,183	$ 35,156

Investment Income

Investment income consists of interest income and accretion income/amortization expense on our cash, cash equivalents, and marketable securities. Investment income is included within other income (expense), net on the consolidated statements of operations. The components of investment income were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Interest income	$ 7,393	$ 506	$ 1,185
Amortization of discount/premium, net	1,336	(369)	(345)
Investment income	$ 8,729	$ 137	$ 840

7. Property and Equipment, Net

Property and equipment, net, consist of the following (in thousands):

	January 31,	
	2023	2022
Capitalized internal-use software	$ 7,344	$ 5,353
Computer equipment, office equipment, and software	8,111	3,833
Leasehold improvements	9,410	2,470
Furniture and fixtures	4,085	966
Total property and equipment	28,950	12,622
Less: accumulated depreciation and amortization	(8,611)	(5,229)
Total property and equipment, net	$ 20,339	$ 7,393

The total depreciation expense and amortization expense for property and equipment was $3.4 million, $2.8 million and $1.6 million, during the fiscal years ended January 31, 2023, 2022 and 2021, respectively. During the fiscal year ended January 31, 2023, the Company removed $1.2 million of fixed assets substantially consisting of leasehold improvements and computer equipment, office equipment, and software, that was fully depreciated from property and equipment, gross and accumulated depreciation, which had no net impact on the Company's financial results.

We capitalized internal-use software of $2.0 million, $2.4 million and $2.1 million during the fiscal years ended January 31, 2023, 2022, and 2021 respectively. Amortization for capitalized internal-use software costs recognized within cost of revenue on the consolidated statements of operations was $1.7 million, $1.2 million and $0.5 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively.

8. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	January 31,	
	2023	2022
Prepaid software subscriptions	$ 12,574	$ 19,396
Prepaid advertising	1,322	704
Prepaid insurance	2,795	4,372
Investment interest receivable	2,013	259
Consumption tax receivable	1,045	667
Prepaid employee bonuses	538	332
Prepaid employee benefits	811	233
Other	5,065	3,625
Total prepaid expenses and other current assets	$ 26,163	$ 29,588

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	January 31,	
	2023	2022
Accrued compensation costs	$ 12,644	$ 14,075
Accrued software subscriptions	8,454	3,217
Accrued commissions	6,205	5,961
Accrued professional service fees	1,779	2,218
Accrued advertising	922	660
Accrued tax liability	2,152	1,951
Other	5,259	3,541
Total accrued expenses and other current liabilities	$ 37,415	$ 31,623

10. Employee Benefit Plans

We sponsor a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. Matching contributions under the plan were $4.7 million, $2.4 million, and $1.5 million for the fiscal years ended January 31, 2023, 2022, and 2021 respectively.

11. Stockholders' Equity (Deficit)

Class A and Class B Common Stock

The Company has two classes of common stock, Class A and Class B. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and may be converted at the option of the holder into one share of Class A common stock. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock in certain circumstances, including on the earlier of (i) the last trading day of the fiscal quarter during which the number of shares of Class B common stock then outstanding represents less than 10% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, or (ii) the last trading day of the fiscal quarter immediately following the fifth anniversary of the initial public offering. All shares of the Company's capital stock outstanding immediately prior to our initial public offering, including all shares held by its executive officers, directors, and their respective affiliates, and all shares issuable upon the conversion of our then outstanding convertible preferred stock, were reclassified into shares of Class B common stock immediately prior to the completion of the initial public offering.

Charitable Contributions

In connection with our Pledge 1% commitment, we donated 96,465 shares of our Class A common stock to a charitable donor-advised fund that resulted in the recognition of $4.3 million expense within general and administrative in our consolidated statements of operations during the fiscal year ended January 31, 2023. No stock donations were made during the fiscal years ended January 31, 2022 and 2021.

12. Employee Stock Plans

We have historically issued equity awards under our Amended and Restated 2011 Equity Incentive Plan (the "2011 Plan") and our 2021 Equity Incentive Plan (the "2021 Plan").

Amended and Restated 2011 Equity Incentive Plan

Our 2011 Plan provides for the award of stock options and restricted stock units ("RSUs") to employees, officers, directors, advisors and other service providers of Braze. The terms of each award and the exercise price of awards under the 2011 Plan are determined by our board of directors. Following effectiveness of the 2021 Plan in connection with our initial public offering, no further awards were made under the 2011 Plan.

2021 Equity Incentive Plan

In November 2021, our board of directors and our stockholders approved the 2021 Plan, which became effective on November 16, 2021. No grants were made under the 2021 Plan prior to its effectiveness. No further grants will be made under the 2011 Plan. At effectiveness, we reserved 25,660,249 shares of our Class A common stock to be issued under the 2021 Plan. In addition, the number of shares of our Class A common stock reserved for issuance under the 2021 Plan will automatically increase on February 1 of each year for a period of ten years, beginning on February 1, 2022 and continuing through February 1, 2031, in an amount equal to (1) 5% of the total number of shares of our common stock (both Class A and Class B) outstanding on the preceding January 31, or (2) a lesser number of shares determined by the Board no later than the February 1 increase. On February 1, 2022, the number of shares of our Class A common stock reserved for issuance under our 2021 Plan increased by an additional 4,648,401 shares.

Stock Options

A summary of stock option activity for the periods presented, is as follows:

	Options Outstanding			
	Number of Options	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Balance as of January 31, 2021	11,186,400	$3.58	7.99	$351,321
Granted	3,120,516	35.02		
Exercised	(2,855,522)	2.94		
Forfeited	(415,690)	5.48		
Balance as of January 31, 2022	11,035,704	$12.56	7.69	$413,384
Granted	—	n/a		
Exercised	(2,155,929)	3.94		
Forfeited	(707,834)	19.13		
Balance as of January 31, 2023	8,171,941	$14.27	6.58	$153,237
Vested and expected to vest as of January 31, 2023	7,861,331	$13.66	6.52	$151,740
Exercisable - January 31, 2023	4,916,568	$6.83	5.72	$125,404

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Weighted-average grant date fair value per share of options granted during each respective period	n/a	$24.53	$7.41
Aggregate intrinsic value of options exercised during each respective period (in thousands)	$71.16	$121.90	$78.90

We estimate the fair value of stock options using the Black-Scholes option-pricing model on the date of grant. The assumptions used in the Black-Scholes option-pricing model were as follows:

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Dividend yield (in percentage)	n/a	—%	—%
Expected volatility (in percentage)	n/a	61.8 - 66.1%	55.7 - 62.5%
Expected term (in years)	n/a	5.9 - 6.7	5.5 - 6.1
Risk-free interest rate (in percentage)	n/a	1.0 - 1.2%	0.3 - 1.5%
Fair value of common stock	n/a	$65.00	$5.28 - $28.35

Restricted Stock Units

The following table summarizes unvested RSU award activity and related information:

	Shares	Weighted-Average Grant Date Fair Value
Balance as of January 31, 2022	1,355,065	
Granted	4,430,554	$37.11
Vested	(630,851)	$48.51
Forfeited	(529,250)	$45.29
Balance as of January 31, 2023	4,625,518	

RSUs granted during the fiscal year ended January 31, 2023 contained a service-based vesting condition of up to approximately a four year period. RSUs typically vest on a quarterly basis or have a one year cliff vesting period with quarterly vesting thereafter.

Employee Stock Purchase Plan

In November 2021, our board of directors and our stockholders approved our employee stock purchase plan (the "ESPP"), which became effective on November 16, 2021. Following completion of our initial public offering, the ESPP authorized the issuance of 1,825,000 shares of our Class A common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on February 1 of each year for a period of ten years, beginning on February 1, 2022 and continuing through February 1, 2031, by the lesser of (i) 1% of the total number of shares of our common stock (both Class A and Class B) outstanding on the preceding January 31; and (ii) 2,737,000 shares, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii) above. On February 1, 2022, the number of shares of our Class A common stock reserved for issuance under our ESPP increased by an additional 929,680 shares.

The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of the Company's Class A common stock on specified dates during such offerings. Under the ESPP, our board of directors will be permitted to specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. On each purchase date, eligible employees will purchase the shares at a price per share equal to 85% of the lesser of (1) the fair market value of the Company's Class A common stock on the first trading day of the offering period or (2) the fair market value of the Company's Class A common stock on the last day of the offering period, as defined by the ESPP.

The Company recognized $1.8 million of stock-based compensation expense related to the ESPP during the fiscal year ended January 31, 2023. As of January 31, 2023, $0.3 million has been withheld on behalf of our employees for a future purchase and is classified as accrued expenses and other current liabilities on the consolidated balance sheets.

During the fiscal year ended January 31, 2023, the Company issued 125,276 shares of Class A common stock under the ESPP. As of January 31, 2023, 2,629,404 shares of Class A common stock remain available for issuance under the ESPP.

Stock-based Compensation Expense

The following table summarizes stock-based compensation expense, which was included in the consolidated statements of operations as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Cost of revenue	$ 3,616	$ 2,185	$ 650
Sales and marketing	23,871	16,281	2,892
Research and development	28,897	15,613	2,102
General and administrative	15,833	13,101	1,896
Stock-based compensation, net of amounts capitalized	$ 72,217	$ 47,180	$ 7,540
Capitalized stock-based compensation expense	1,121	387	126
Total stock-based compensation expense	$ 73,338	$ 47,567	$ 7,666

As of January 31, 2023, total compensation cost not yet recognized related to unvested equity awards and the weighted-average remaining period over which these costs are expected to be realized were as follows:

	Stock Options	RSUs
Unrecognized compensation costs (in thousands)	$44,170	$114,730
Weighted-average remaining recognition period (years)	2.47	2.96

Secondary Transaction

In March 2021, certain existing investors entered into an arms-length transaction to purchase 292,486 shares of our common stock from certain of our current employees (the "2021 Secondary Transaction"). The purchase price paid was in excess of the fair value of the common stock on the purchase date. In connection with the 2021 Secondary Transaction, we recognized $3.0 million of stock-based compensation expense which represented the amounts paid above fair value of common stock. The expense is included in the same financial statement line items as the employees' other compensation. No secondary transactions involving employees occurred during the fiscal year ended January 31, 2023.

13. Commitments and Contingencies

Indirect Taxes

We are subject to indirect taxation in some, but not all, of the various U.S. states and foreign jurisdictions in which we conduct business. Therefore, we have an obligation to charge, collect and remit Value Added Tax ("VAT") or Goods and Services Tax ("GST") in connection with certain of our foreign sales transactions and sales and use tax in connection with eligible sales to subscribers in certain U.S. states. On June 21, 2018, the U.S. Supreme Court issued an opinion in South Dakota v. Wayfair. The State of South Dakota alleged that U.S. constitutional law should be revised to permit South Dakota to require remote sellers to collect and remit sales tax in South Dakota in accordance with South Dakota's sales tax statute. Under the U.S. Supreme Court's ruling, the longstanding Quill Corp v. North Dakota sales tax case was overruled, and states may now require remote sellers to collect sales tax under certain circumstances. We began collecting sales tax in relevant jurisdictions for the fiscal year ended January 31, 2019. As a result of this ruling and given the scope of our operations, taxing authorities continue to provide regulations that increase the complexity and risks to comply with such laws and could result in substantial liabilities, prospectively as well as retrospectively. Based on the information available, we continue to evaluate and assess the jurisdictions in which indirect tax nexus exists and believe that the indirect tax liabilities are adequate and reasonable. Due to the complexity and uncertainty around the application of these rules by taxing authorities, results may vary materially from expectations, and we have recognized liabilities for contingencies related to state sales and use tax, VAT, and GST deemed probable and estimable totaling $0.5 million and $1.3 million as of January 31, 2023 and 2022, respectively, which is included in other current liabilities on the consolidated balance sheets. As of fiscal year ended January 31, 2023, we have remediated potential exposure in several jurisdictions due to not filing prior returns, and the Company continues to evaluate the potential exposure on an ongoing basis.

Legal Contingencies

From time to time, in the ordinary course of business, we are or may be involved in various legal or regulatory proceedings, claims or purported class actions related to, among other things, alleged infringement of third-party patents and other intellectual property rights, commercial, labor and employment, wage and hour and other claims. We have been, and may in the future be, put on notice or sued by third-parties for alleged infringement of their proprietary rights, including patent infringement. We accrue a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. We believe we have recorded adequate provisions for any such matters and, as of January 31, 2023, we believe that no material loss will be incurred in excess of the amounts recognized in our financial statements.

14. Leases

The Company's lease portfolio consists solely of office space with lease terms ranging from less than one to ten years. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the determination of lease payments.

The following table presents information on our operating leases for the fiscal year ended January 31, 2023 (in thousands):

	Fiscal Year Ended January 31, 2023
Operating lease cost	$ 13,638
Variable lease cost	2,521
Short-term lease cost	1,795
Total net lease cost	$ 17,954

The future maturities of the Company's operating lease liabilities by fiscal year were as follows (in thousands):

2024	$ 10,705
2025	10,621
2026	8,318
2027	7,351
2028	5,932
Thereafter	18,755
Total future undiscounted lease payments	61,682
Less: imputed interest	(10,397)
Less: tenant improvement allowance not yet received	—
Total reported lease liability	$ 51,285

The Company's lease terms and discount rates are as follows:

	January 31, 2023
Weighted-average remaining lease term (years)	6.6
Weighted-average discount rate	5.5 %

Other information for the Company's leases is as follows (in thousands):

	Fiscal Year Ended January 31, 2023
Cash paid for amounts included in the measurement of lease liabilities	$ 10,292
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$ —

New York City Headquarters Agreement

In November 2022, the Company entered into a Sublease Agreement (the "Sublease") pursuant to which the Company agreed to lease approximately 92,300 square feet of general office space in New York, New York. The term of the Sublease commences on October 1, 2023 and will terminate on January 30, 2034. Under the Sublease, the Company's fixed rent obligation is $0.6 million per month, provided, that the Company shall be entitled to a rent abatement in the aggregate amount of $6.6 million to be applied in equal monthly installments until the abatement amount is fully exhausted. The Sublease contains customary provisions for real property subleases of this type, including specified termination rights, and is subject to and contingent upon receipt of a standard third-party consent.

Berlin Lease Agreement

In October 2022, the Company entered into a lease agreement for a new office space in Berlin, Germany. The lease commencement date, which is when the premises will become available to the Company for use, is expected to be in the first quarter of fiscal year 2024. The Company is obligated to pay €0.1 million per month beginning in the second quarter of fiscal year 2024 through the fourth quarter of fiscal 2025, the expiration date.

15. Income Taxes

The components of the provision for (benefit from) income taxes are as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State and local	52	15	26
Foreign	496	(100)	451
Total current	548	(85)	477
Deferred:			
Federal	—	—	—
State and local	—	—	—
Foreign	35	(80)	60
Total deferred	35	(80)	60
Provision for (benefit from) income taxes	$ 583	$ (165)	$ 537

The components of loss before income taxes are as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
United States	$ (138,226)	$ (76,030)	$ (33,352)
Foreign	(1,937)	(2,302)	1,920
Loss before provision for income taxes	$ (140,163)	$ (78,332)	$ (31,432)

A reconciliation of the benefit from (provision for) income taxes to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes is shown as follows:

	Fiscal Year Ended January 31,		
	2023	2022	2021
Statutory income tax expense	21.0 %	21.0 %	21.0 %
Foreign tax rate differential	0.1 %	0.8 %	0.2 %
State taxes	— %	— %	(0.1)%
Permanent items	(0.3)%	(3.0)%	(2.0)%
Change in valuation allowance	(24.2)%	(26.5)%	(21.6)%
Stock-based compensation	1.5 %	5.8 %	(1.4)%
Tax credits	1.5 %	2.1 %	2.2 %
Effective tax rate	(0.4)%	0.2 %	(1.7)%

Deferred Income Taxes

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below (in thousands). The valuation allowance relates to deferred tax assets for which it is more likely than not that the tax benefit will not be realized.

	Fiscal Year Ended January 31,	
	2023	2022
Deferred tax assets:		
Loss carryforwards	$ 72,878	$ 46,886
Compensation and benefits	16,834	10,772
Operating lease liabilities	12,679	—
Tax credits	5,689	3,541
Capitalized costs	5,568	—
Other	3,999	1,429
Deferred tax assets	117,647	62,628
Less: valuation allowance	(93,150)	(52,209)
Deferred tax asset, net of valuation allowance	24,497	10,419
Deferred tax liabilities:		
Deferred contract costs	(11,826)	(10,286)
Property, equipment and software	(1,264)	(133)
Operating lease right-of-use assets	(11,447)	—
Deferred tax liabilities	(24,537)	(10,419)
Net deferred tax assets/(liabilities)	$ (40)	$ —

As of January 31, 2023, we had NOL carryforwards for federal and state income tax purposes of approximately $281.6 million and $182.4 million, respectively. Under current law, U.S. federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of federal NOLs is limited to 80% of taxable income in tax years beginning after December 31, 2020. Accordingly, $242.2 million of our NOLs may be carried forward indefinitely for federal tax purposes and $39.4 million, if not utilized, will expire at various times between 2035 and 2037. The majority of state NOLs if not utilized, will expire at various times between 2026 and 2043. We also had foreign NOL carryforwards as of January 31, 2023 of $8.3 million, the majority of which may be carried forward indefinitely. As of January 31, 2022, we had NOL carryforwards for federal and state income tax purposes of approximately $179.4 million and $119.1 million, respectively.

At January 31, 2023, the Company had tax credit carryforwards of $5.7 million, the majority of which are related to credits for research activities, and if not utilized, will expire between 2037 and 2043.

IRC Sections 382 and 383 place a limitation on the amount of taxable income that can be offset by carryforward tax attributes, such as net operating losses or tax credits, after a change in control. Generally, after a change in control, a loss corporation cannot deduct carryforward tax attributes in excess of the limitation prescribed by Sections 382 and 383. Therefore, certain of our carryforward tax attributes may be subject to an annual limitation regarding their utilization against taxable income in future periods. As a result of issuances of different classes of preferred stock to investors in 2013, 2014 and 2017, we triggered "ownership shifts" as defined in Internal Revenue Code Section 382 and related provisions. These ownership shifts resulted in a reduction of NOLs in the fiscal year ended January 31, 2021 of $13.8 million and credits of $0.7 million. Our utilization of our NOLs and credits is limited by these ownership shifts but those limitations do not have a significant impact to the financial statements since there is no utilization of the NOLs and credits and a full valuation allowance exists against the net operating losses and credits. Subsequent ownership changes may subject us to additional annual limitations of its net operating losses. Such annual limitation could result in the expiration of the NOLs and credits.

We determine our valuation allowance on deferred tax assets by considering both positive and negative evidence to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing, and amount of which are uncertain. Due to our history of losses, we believe that it is not more likely than not that jurisdictions where we have net deferred tax assets can be realized as of January 31, 2023. Accordingly, we have recorded a full valuation allowance against these respective net deferred tax assets. The valuation allowance increased by $40.9 million, and $22.9 million, during the fiscal years ended January 31, 2023, and 2022, respectively.

The Company has not provided for U.S. federal income and foreign withholding taxes on undistributed earnings from non-U.S. operations as of January 31, 2023 because the Company intends to reinvest such earnings indefinitely outside of the United States. The amount of any unrecognized deferred tax liability related to these earnings would not be material.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, including penalties but excluding interest, is as follows (in thousands):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Balance at February 1	$ 647	$ 902	$ 647
Additions for tax positions of prior years	—	—	902
Reductions for tax positions of prior years	(647)	(255)	(647)
Balance at January 31	$ —	$ 647	$ 902

The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in the income tax provision. As of January 31, 2023, 2022 and 2021, there were no interest and penalties recorded.

As of January 31, 2023, 2022 and 2021, accrued unrecognized tax benefits were $0.0 million, $0.6 million, and $0.9 million, respectively, and if recognized would reduce the provision for income taxes, and our effective tax rate.

We are subject to income tax examinations in the United States and various state and foreign jurisdictions. Our most significant operations are in the United States and the earliest open tax year subject to potential examination is the period ended January 31, 2020. However, amounts reported as NOLs from these prior tax periods also remain subject to review by most tax authorities.

16. Net Loss per Share

We compute net loss per share of our Class A common stock and Class B common stock under the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share in the Company's net loss. The following table sets forth the computation of basic and diluted net loss per share attributable to Braze, Inc. common stockholders during the periods presented (in thousands, except per share amounts):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Numerator:			
Net loss attributable to Braze, Inc.	$ (138,966)	$ (76,719)	$ (31,752)
Denominator:			
Weighted-average shares of Braze, Inc. common stock outstanding	94,597	35,078	18,205
Less: weighted-average unvested shares of Braze, Inc. subject to repurchase	(28)	(181)	(233)
Weighted-average shares used to calculate net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	94,569	34,897	17,972
Net loss per share attributable to Braze, Inc. common stockholders, basic and diluted	$ (1.47)	$ (2.20)	$ (1.77)

The following outstanding shares of potentially dilutive securities have been excluded from diluted net loss per share attributable to Braze, Inc. common stockholders for the periods presented, because their inclusion would be anti-dilutive (in thousands):

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Convertible preferred stock on an as-converted basis	—	—	62,831
Options to purchase common stock	8,172	11,036	11,186
Restricted stock units	4,626	1,355	—
ESPP shares estimated to be purchased	121	—	—
Warrants to purchase common stock	—	—	218
Total	12,919	12,391	74,235

17. Related Party Transactions

In May 2021, the Chief Financial Officer of Datadog, Inc., one of our vendors, joined our board of directors. We have purchased services from Datadog, Inc. in the aggregate amount of approximately $1.4 million during the fiscal year ended January 31, 2023, of which $0.4 million was included within accrued expenses and other current liabilities on the consolidated balance sheets. We have purchased $1.2 million during the fiscal year ended 2022. During the fiscal year ended January 31, 2021, we had no related party transactions.

18. Subsequent Events

In February 2023, the Company granted RSUs for a total of 148,362 shares of Class A common stock to employees pursuant to the 2021 Plan. The RSUs vest over a service period of approximately four years. The grant date fair value of these awards was $4.9 million.

In March 2023, the Company granted RSUs for a total of 2,914,105 shares of Class A common stock to employees pursuant to the 2021 Plan. The RSUs vest over a service period of approximately three years. The grant date fair value of these awards was $97.5 million.

On March 27, 2023, the Company entered into a definitive stock purchase agreement to acquire all outstanding stock of North Star Y, Pty Ltd ("North Star") for estimated aggregate closing consideration of $28.0 million in cash and stock. In addition, the sellers in the transaction may also be entitled to certain earn-out payments based on specified commercial targets over two years, in each case subject to customary payment caps. The acquisition is expected to close during the second quarter of fiscal year 2024, subject to customary closing conditions.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2023, the end of the period covered by this Annual

Report on Form 10-K. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of January 31, 2023 because of the material weakness in our internal control, discussed below.

Notwithstanding the material weakness in internal control over financial reporting described below, our management has concluded that our consolidated financial statements included in this Annual Report on Form 10-K are fairly stated in all material respects in accordance with accounting principles generally accepted in the United States of America.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rules 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our management, with participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2023, based on the guidelines established in the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management identified the material weakness in internal control over financial reporting described below.

Solely as a result of this material weakness, management has concluded that our internal control over financial reporting was not effective as of January 31, 2023. The material weakness did not result in any identified material misstatements in the current period consolidated financial statements, nor in any restatements of consolidated financial statements previously reported by us, and there were no changes in previously released financial results. We have developed remediation plans for the material weakness, described below.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, and as part of the audit, has issued an adverse opinion on the effectiveness of our internal control over financial reporting as of January 31, 2023, which is included in Item 8 of this Annual Report on Form 10-K.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed in our final IPO prospectus dated November 16, 2021 and within our Annual Report on Form 10-K for the fiscal year ended January 31, 2022, we had identified three material weaknesses in our internal control over financial reporting. One material weakness was over the financial reporting close process specifically related to insufficient written policies and procedures for accounting and financial reporting and related controls, the second over the lack of properly designed controls related to accounting for revenue recognition in accordance with standards under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers and the third related to our inadequate information technology controls for systems that are relevant to the preparation of financial statements.

During the fiscal year ended January 31, 2023, we undertook a series of activities to remediate two of the three material weaknesses to strengthen the financial reporting process and information technology control environment:

- Expanded the finance team by hiring internal resources with appropriate knowledge and expertise to effectively operate financial reporting processes and internal controls;
- Engaged external resources to assist with the remediation efforts and internal control execution, including the development of policies and procedures in certain areas;
- Reviewed and strengthened information security policies and procedures and trained users to further educate them on best practices for information security procedures;
- Developed program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are authorized and implemented appropriately;
- Implemented financial application user access controls designed to ensure appropriate segregation of duties, restriction and privileges to personnel; and
- Implemented computer operations controls designed to ensure system interfaces and batch jobs process completely and accurately.

Management has concluded that the material weakness related to the lack of properly designed controls related to accounting for revenue recognition in accordance with standards under Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*, was unremediated as of January 31, 2023. Specifically, adequate controls are not in place related to:

- Maintaining IT General controls over applications and tools used for order management, provisioning, and revenue recognition;
- Reviewing of information generated from application and tools that are used in operation of recording revenue; and
- Reconciling the provisioning of platform stand ready access with underlying accounting records.

The material weakness did not result in any identified material misstatements in the current period consolidated financial statements, nor in any restatements of consolidated financial statements previously reported by us, and there were no changes in previously released financial results.

Remediation Plan

We are working to remediate the material weakness through the development and implementation of processes and controls over the revenue process. Specifically, we have:

- Begun developing user access, program change management and computer operation controls for revenue applications and tools;
- Begun enhancing review procedures over information generated from applications that are utilized in operation of revenue schedules and controls;
- Begun developing reporting to reconcile the provisioning of platform stand ready access with underlying accounting records.

While we have performed certain remediation activities to strengthen our controls to address the identified material weakness, control weaknesses are not considered remediated until new internal controls have been operational for a period of time, are tested, and management concludes that these controls are operating effectively. We will continue to monitor the effectiveness of our remediation measures in connection with our future assessments of the effectiveness of internal control over financial reporting and disclosure controls and procedures, and we will make any changes to the design of our plan and take such other actions that we deem appropriate given the circumstances.

Changes in Internal Control Over Financial Reporting

Other than the remediation efforts noted above, there was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended January 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We are continuing to take steps to remediate the material weakness in our internal control over financial reporting, as discussed above.

Inherent Limitation on the Effectiveness of Internal Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, and not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Item 9B. Other Information

On March 27, 2023, the compensation committee of our board of directors adopted our Senior Leadership Performance-Based Compensation Plan, or the PBC Plan. The purpose of the PBC Plan is to provide incentives for the participants to exert maximum efforts for the success of Braze and its affiliates and to provide a means by which the participants may earn cash payments upon the achievement of performance goals. Participants under the PBC Plan include our chief executive officer, our other executive officers and other members of our leadership team designated as participants by our compensation committee. The PBC Plan is effective as of the date of adoption.

The compensation committee, as the administrator of the PBC Plan, has full power to interpret the PBC Plan, including the authority to (a) select the participants, (b) establish the terms and conditions applicable to any award opportunity under the PBC Plan, (c) establish the performance goals applicable to award opportunities under the PBC Plan, and (d) adopt or amend rules, regulations, forms, instruments and guidelines for administering the PBC Plan as the compensation committee may deem necessary or proper.

Under the PBC Plan, the participants will be eligible to receive performance awards, based on attainment of certain performance goals. Our compensation committee, in its sole discretion, may establish performance goals that may relate to our financial, operational or other performance to individual performance objectives of the participant, or to any other performance goal established by the compensation committee in connection with a potential payment under the PBC Plan. The compensation committee will determine the amount of any award payable to each participant based on the actual performance during the applicable performance period compared to the designated performance goals; provided, that the compensation committee, in its discretion, may cancel, decrease or increase the amount of any award calculated under the PBC Plan.

Unless otherwise determined by the compensation committee, an award under the PBC Plan will be earned as of the end of the performance period and generally will be paid to the participant if the participant remains employed through the payment date. Any amounts paid or payable under the PBC Plan will be subject to any clawback policy developed by our board of directors or the compensation committee that is consistent with applicable law. The compensation committee may amend, suspend or terminate the PBC Plan at any time.

The foregoing description of the PBC Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the PBC Plan, which is filed as Exhibit 10.16 to this Annual Report on Form 10-K and is incorporated by reference in this Item 9B.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item will be included in our Definitive Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended January 31, 2023, or the 2023 Proxy Statement, and is incorporated herein by reference.

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct is posted on our website at www.braze.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report, and you should not consider information on our website to be part of this report on Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information required by this item will be included in the 2023 Proxy Statement and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in the 2023 Proxy Statement and is incorporated herein by reference.

Securities Authorized for Issuance under Equity Compensation Plan

The information required by this item will be included in the 2023 Proxy Statement and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in the 2023 Proxy Statement and is incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

The information required by this item will be included in the 2023 Proxy Statement and is incorporated herein by reference.

With the exception of the information incorporated in Items 10, 11, 12, 13, and 14 of this Annual Report on Form 10-K, the 2023 Proxy Statement is not deemed "filed" as part of this Annual Report on Form 10-K.

PART IV

Item 15.   Exhibits and Financial Statement Schedules
Documents filed as part of this report are as follows:

1.   Consolidated Financial Statements:

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

2.   Financial Statement Schedules:

Financial Statement Schedules have been omitted as information required is inapplicable or the information is presented in the consolidated financial statements and the related notes.

3.   Exhibits:

The documents listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Index

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Braze, Inc.	8-K	001-41065	3.1	November 23, 2021
3.2	Amended and Restated Bylaws of Braze, Inc.	8-K	001-41065	3.2	November 23, 2021
4.1	Form of Class A Common Stock Certificate.	S-1/A	333-260428	4.1	November 8, 2021
4.2*	Description of Registrant's Securities.				
10.1	Fourth Amended and Restated Investors' Rights Agreement, dated as of September 24, 2018.	S-1	333-260428	10.1	October 22, 2021
10.2+	Amended and Restated 2011 Equity Incentive Plan and forms of agreements thereunder.	S-1	333-260428	10.2	October 22, 2021
10.3+	2021 Equity Incentive Plan and forms of agreements thereunder	S-1/A	333-260428	10.3	November 8, 2021
10.4+	2021 Employee Stock Purchase Plan.	S-1/A	333-260428	10.4	November 8, 2021
10.5+	Form of Indemnification Agreement entered into by and between Registrant and each director and executive officer.	S-1/A	333-260428	10.5	November 8, 2021
10.6+	Confirmatory Offer Letter, by and between Braze, Inc. and William Magnuson, dated November 2, 2021.	S-1/A	333-260428	10.6	November 8, 2021
10.7+	Confirmatory Offer Letter, by and between Braze, Inc. and Isabelle Winkles, dated November 2, 2021.	S-1/A	333-260428	10.7	November 8, 2021
10.8+	Confirmatory Offer Letter, by and between Braze, Inc. and Susan Wiseman, dated November 2, 2021.	S-1/A	333-260428	10.8	November 8, 2021
10.9+	Confirmatory Offer Letter, by and between Braze, Inc. and Jonathan Hyman, dated November 2, 2021.	S-1/A	333-260428	10.9	November 8, 2021
10.10+	Confirmatory Offer Letter, by and between Braze, Inc. and Myles Kleeger, dated November 2, 2021.	S-1/A	333-260428	10.1	November 8, 2021

10.11+	Executive Severance Plan.	S-1/A	333-260428	10.11	November 8, 2021
10.12+	Non-Employee Director Compensation Policy.	S-1/A	333-260428	10.12	November 8, 2021
10.13	Sub-sublease Agreement by and between Braze, Inc. and ContextMedia Health, LLC, dated December 20, 2018.	S-1	333-260428	10.13	October 22, 2021
10.14	Sublease by and between Braze, Inc. and Web.com Group, Inc., dated June 30, 2019.	S-1	333-260428	10.14	October 22, 2021
10.15*	Sublease by and between Braze, Inc. and Nestle USA, Inc., dated November 17, 2022.				
10.16*	Senior Leadership Performance-Based Compensation Plan				
21.1*	List of Subsidiaries of the Company.				
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.				
24.1*	Power of Attorney (included in signature pages hereto).				
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1*†	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
101.INS*	Inline XBRL Instance Document				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

* Filed herewith.
\+ Indicates management contract or compensatory plan.
† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Braze, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2023.

BRAZE, INC.

By:	/s/ William Magnuson
Name:	William Magnuson
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints William Magnuson, Isabelle Winkles, and Susan Wiseman, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ William Magnuson William Magnuson	Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2023
/s/ Isabelle Winkles Isabelle Winkles	Chief Financial Officer (Principal Financial Officer)	March 30, 2023
/s/ Pankaj Malik Pankaj Malik	Chief Accounting Officer (Principal Accounting Officer)	March 30, 2023
/s/ Neeraj Agrawal Neeraj Agrawal	Director	March 30, 2023
/s/ Phillip M. Fernandez Phillip M. Fernandez	Director	March 30, 2023
/s/ Matthew Jacobson Matthew Jacobson	Director	March 30, 2023
/s/ Tara Levy Tara Levy	Director	March 30, 2023
/s/ David Obstler David Obstler	Director	March 30, 2023

/s/ Doug Pepper	Director	March 30, 2023
Doug Pepper		

Stock Performance Graph

The graph below shows a comparison, from November 17, 2021 (the date our Class A common stock commenced trading on the Nasdaq Global Select Market) through January 31, 2023, of the cumulative total return to stockholders of our Class A common stock relative to the Nasdaq Composite Index (the “Nasdaq Composite”) and the Nasdaq Computer Index (the “Nasdaq Computer”).

The graph assumes that $100.00 was invested in each of our Class A common stock, the Nasdaq Composite and the Nasdaq Computer at their respective closing prices on November 17, 2021 and assumes reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.



Total Return Nov 2021 - Jan 2023
120.00
100.00
80.00
60.00
40.00
20.00
Dollar
11/17/21
11/30/21
12/31/21
1/31/22
2/28/22
3/31/22
4/30/22
5/31/22
6/30/22
7/31/22
8/31/22
9/30/22
10/31/22
11/30/22
12/31/22
1/31/23
BRZE
Nasdaq Composite
Nasdaq Computer Index

This performance graph shall not be deemed “soliciting material” or to be “filed” with the U.S. Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Braze, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Executive Leadership

William Magnuson
CEO and Co-Founder

Jon Hyman
CTO and Co-Founder

Isabelle Winkles
Chief Financial Officer

Myles Kleeger
President and CCO

Susan Wiseman
General Counsel and Secretary

Board of Directors

William Magnuson
CEO and Co-Founder

Neeraj Agrawal
General Partner,
Battery Ventures

Phillip Fernandez
Lead Independent
Director

Tara Walpert Levy
VP, Americas
YouTube

Fernando Machado
CMO
NotCo

David Obstler
CFO
DataDog

Doug Pepper
General Partner
ICONIQ Capital

Investor Information

Class A Common Stock Listing
Listed: Nasdaq Global Select Market
Symbol: BRZE

Transfer Agent and Registrar
American Stock Transfer & Trust Company
6201 15th Ave.
Brooklyn, NY 11219
www.astfinancial.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
5 Times Square
New York, NY 10036

Investor Relations
For copies of this annual report or other financial information, please visit our website at investors.braze.com or contact:

Braze Investor Relations
ir@braze.com
+1 609-964-0585

Our Form 10-K can also be accessed through the SEC website at www.sec.gov

Corporate Headquarters
Braze, Inc.
330 W 34th St., 18th floor
New York, NY 10001
Website: braze.com



BRAZE.COM